UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 31, 2015

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada  T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes	No	✓

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591 AND 33-77022) AND FORM F-10 (FILE NO. 333-198566) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•                 Press Release dated July 31, 2015.

•                 Interim Report to Shareholders for the six months ended June 30, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	July 31, 2015	By:	/s/”Tyler W. Robinson”
Tyler W. Robinson Vice President & Corporate Secretary

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NEWS RELEASE

Enbridge reports second quarter adjusted earnings of $505 million or $0.60 per common share and available cash flow from operations of $808 million or $0.96 per common share

HIGHLIGHTS

(all financial figures are unaudited and in Canadian dollars unless otherwise noted)

•      Second quarter earnings were $577 million and six months earnings were $194 million, both including the impact of a number of unusual, non-recurring or non-operating factors

•      Second quarter and six months adjusted earnings were $505 million and $973 million, respectively, or $0.60 and $1.15 per common share, respectively

•      Second quarter and six months available cash flow from operations were $808 million and $1,610 million, respectively, or $0.96 and $1.91 per common share, respectively

•      Enbridge announced 2015 available cash flow from operations guidance of $3.30 to $4.00 per common share

•      Enbridge reached agreement with Enbridge Income Fund to transfer its Canadian liquids pipelines business and Canadian renewable energy assets for $30.4 billion plus incentive distribution and temporary performance distribution rights

•      Since the end of 2014, Enbridge has completed approximately $3 billion of projects and is on track to complete another $5 billion by the end of 2015

•      A non-cash goodwill impairment charge of $440 million ($167 million after-tax attributable to Enbridge) related to Enbridge Energy Partners, L.P.’s natural gas and natural gas liquids businesses was recorded in the second quarter

CALGARY, ALBERTA – July 31, 2015 – Enbridge Inc. (Enbridge or the Company) (TSX:ENB) (NYSE:ENB) announced second quarter adjusted earnings of $505 million or $0.60 per common share. Available cash flow from operations (ACFFO) increased to $808 million, or $0.96 per common share, from $516 million, or $0.63 per common share for the second quarter of 2014.

“At the halfway point in the year, we’re pleased to report solid second quarter and six-month results,” said Al Monaco, President and Chief Executive Officer. “Enbridge’s strong adjusted earnings and cash flow growth reflect the strength of our core assets and the ongoing successful execution of our growth capital program. We remain solidly on track to be within our full year adjusted earnings guidance range of $2.05 to $2.35 per share.”

Commencing with the second quarter results, Enbridge is reporting ACFFO as a supplemental metric to assess the performance of its business. Enbridge today announced full year ACFFO guidance of $3.30 to $4.00 per share.

Forward-Looking Information and Non-GAAP Measures

This news release contains forward-looking information and references to non-GAAP measures. Significant related assumptions and risk factors, and reconciliations are described under the Forward-Looking Information and Non-GAAP Measures sections of this news release, respectively.

“Adopting an ACFFO reporting metric and guidance will more clearly convey the cash flow and dividend growth potential that we expect our reliable business and record growth capital program will generate through the current planning horizon and beyond,” said Mr. Monaco.

“Looking forward, we remain focused on implementing our strategic plan and on our key priorities of safety and operational reliability, execution of our record growth capital program and extending and diversifying our growth beyond 2018,” Mr. Monaco said. “We continue to be well positioned to safely and reliably deliver the energy North Americans need, and in doing so add value for our customers and our shareholders.”

During the second quarter, Enbridge announced an agreement to transfer its Canadian Liquids Pipelines business and Canadian renewable energy assets to Enbridge Income Fund (the Fund) for units of the Fund and its subsidiaries valued at $30.4 billion, plus incentive distribution and temporary performance distribution rights (the Transaction). The Transaction is on track to close in the third quarter of 2015, subject to regulatory approvals and a vote of the public shareholders of Enbridge Income Fund Holdings Inc. (ENF), at a special meeting to be held on August 20, 2015.

The Transaction is a key component of Enbridge’s Financial Strategy Optimization announced in December 2014, which included an increase to the Company’s dividend payout policy. Together, these actions support the Company’s previously announced 33% dividend increase (which took effect March 1, 2015) and expected dividend per share growth rate of 14-16% through to 2018, which is expected to be driven by growing cash flow from existing businesses and the successful execution of the Company’s $44 billion growth capital program (over the Company’s five-year planning horizon from 2014 to 2018), $34 billion of which is commercially secured. In addition, the Transaction is expected to provide alternative sources of funding for Enbridge’s enterprise-wide growth initiatives and enhance its competitiveness for new organic growth opportunities and asset acquisitions.

“We believe the transfer of the Canadian liquids pipelines business to the Fund will be a win-win for shareholders of Enbridge and Enbridge Income Fund Holdings,” said Mr. Monaco. “For Enbridge, our optimization plan is expected to further improve our ability to capture new investment opportunities and position Enbridge to deliver industry leading growth beyond 2018. We expect the change in our structure to generate even greater shareholder value by reducing our overall cost of equity capital, allowing us to further diversify our funding sources and accelerate dividend growth. That said, our commercial model, strategies and disciplined approach to infrastructure development that have served us well won’t change.

“At the same time, the drop down is expected to transform the Fund, increasing its asset base and embedding a highly secured source of organic growth which is expected to support a dividend increase by Enbridge Income Fund Holdings of 10% upon closing of the Transaction and 10% annually thereafter through 2019.”

The review of a potential transfer of Enbridge’s United States liquids pipelines assets to Enbridge Energy Partners, L.P. (EEP) is ongoing. However, at this time, conditions in the master limited partnership market do not support a large scale drop down.  The longer-term outlook for EEP remains strong, with over $5 billion of secured growth projects coming into service through 2018 and options to increase its economic interest in projects that are jointly funded by Enbridge and EEP. EEP remains important to Enbridge’s overall strategy and Enbridge continues to support EEP during this time of significant organic growth. Enbridge has a large inventory of United States liquids pipelines assets which are well suited to EEP and continues to evaluate opportunities to generate value through selective drop downs to EEP as market conditions improve.

Enbridge continued to make steady progress in the execution of its growth capital program and, since the end of 2014, placed into service, either fully or partially, eight projects amounting to approximately $3 billion. By the end of 2015, the Company expects to place a further $5 billion worth of projects into service, with a further $26 billion of projects expected to be completed between 2016 and 2018.

In July, Enbridge and EEP increased mainline system capacity by expanding the Alberta Clipper pipeline from 570,000 barrels per day (bpd) to 800,000 bpd through additional pumping stations. Also in July, the Company completed the Woodland Pipeline Extension Project, which extends the Woodland Pipeline south from Enbridge’s Cheecham Terminal to its Edmonton Terminal and increases available capacity to oil sands shippers.

Commenting on low oil prices, Mr. Monaco said: “In the current price environment, cost effective, reliable access to key markets is even more critical for our customers. Demand for capacity on our mainline remains strong. We continue to provide stable and competitive tolls and work hard to optimize capacity on our systems. Excluding new capacity expansions, we’ve been able to add approximately 350,000 bpd of capacity on our mainline from our optimization efforts at minimal cost to shippers.

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“We continue to advance our commercially secured market access projects, and we’re assessing further opportunities to expand and extend the reach of our systems through low-cost, incremental capacity expansion projects.”

In June, the Company reached an important milestone on the Sandpiper Pipeline Project with the granting of a Certificate of Need by the Minnesota Public Utilities Commission. Enbridge continues to work cooperatively with the regulatory and permitting authorities, state agencies, elected officials and the public as the Company proceeds with the route permitting process.

Also in June, the National Energy Board (NEB) granted a Leave to Open on Enbridge’s reversal of Line 9B and expansion of Line 9, and issued a separate order requiring hydrostatic tests of selected segments of the pipeline. Enbridge filed its hydrostatic test plan with the NEB on July 23, 2015, which was approved on July 27, 2015. Pending detailed engineering to confirm scope and timelines and fulfillment of permitting requirements, the Company expects the hydrostatic testing to be completed before the end of 2015. The line is expected to be placed into service following completion of the NEB’s review of the hydrostatic testing. Once in-service, the Company’s Line 9B project, which is part of the Company’s Eastern Access market initiative, is expected to help Canadian refineries access reliable feedstock, safeguard jobs and bolster the security of Canada’s energy supply.

OPERATIONS – EARNINGS

Enbridge 2015 second quarter adjusted earnings were $505 million or $0.60 per common share. The increase in adjusted earnings was achieved across various businesses reflecting the strength of the Company’s asset base and the successful execution of the Company’s growth capital program.

In Liquids Pipelines, throughput on Canadian Mainline continued to be strong in 2015, although throughput growth in the second quarter of 2015 was limited by upstream plant maintenance in Alberta. Additionally, the impact on revenues of a strong United States dollar compared with the Canadian dollar had a positive impact on Canadian Mainline earnings as the International Joint Tariff (IJT) Benchmark Toll and its components are set in United States dollars. The majority of the Company’s foreign exchange risk on Canadian Mainline earnings is hedged and the Company’s effective United States/Canada hedged foreign exchange rate was higher in the first half of 2015 compared with the same 2014 period. Partially offsetting the increase in Canadian Mainline earnings was a lower quarter-over-quarter Canadian Mainline IJT Residual Benchmark Toll, although this impact lessened in the second quarter of 2015 as effective April 1, 2015, this toll increased by US$0.10 per barrel to US$1.63 per barrel. Changes in the Canadian Mainline IJT Residual Benchmark Toll are inversely related to the Lakehead System Toll, which was higher due to the recovery of incremental costs associated with EEP’s growth projects. Also mitigating the impact of a lower Canadian Mainline IJT Residual Benchmark Toll were new surcharges related to system expansions, including a surcharge for the Edmonton to Hardisty Expansion pipeline completed in April 2015. Liquids Pipelines earnings also continued to reflect lower Southern Lights Pipeline earnings in the first half of 2015. The majority of the economic benefit derived from Southern Lights Pipeline is now reflected in earnings from the Fund following the Fund’s November 2014 subscription and purchase of Class A units of certain Enbridge subsidiaries, which provide a defined cash flow stream from Southern Lights Pipeline.

Within Sponsored Investments, EEP and the Fund continued to deliver positive growth into the second quarter of 2015. EEP adjusted earnings reflected higher volumes and tolls in its liquids business, as well as contributions from new assets placed into service in 2014 and 2015, the most prominent being the replacement and expansion of Line 6B. EEP earnings also reflected the incremental earnings from the acquisition of the 66.7% interest in Alberta Clipper previously held by Enbridge. EEP’s natural gas and natural gas liquids (NGL) businesses, which it holds directly and indirectly through its partially-owned subsidiary, Midcoast Energy Partners, L.P. (MEP), continued to reflect lower volumes as a result of reduced drilling programs by producers due to a prolonged decline in commodity prices. The earnings increase from the Fund was attributable to the transfer of natural gas and diluent pipeline interests from Enbridge and higher preferred unit distributions received from the Fund.

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Enbridge Gas Distribution Inc. (EGD) had a strong second quarter in 2015 and reflected the impact of the Ontario Energy Board’s approval of final 2015 distribution rates in May 2015. The approved rates were higher than the interim rates applied by EGD in the first half of 2015. The revenue deficiency between the interim rates and final 2015 rates was recognized by EGD in the second quarter of 2015. EGD will commence collecting the revenue deficiency from customers in the third quarter of 2015.

In Gas Pipelines, Processing and Energy Services, Energy Services adjusted earnings growth reflected strong refinery demand for crude oil feedstock leading to more tank management opportunities, as well as the absence of losses realized in the first quarter of 2014 on certain financial contracts intended to hedge the value of committed transportation capacity, but which were not effective in doing so.

Adjusted earnings were also impacted by higher preference share dividends in the Corporate segment, as well as higher interest expense across various business segments reflecting incremental preference shares and debt issued to fund the Company’s growth capital program.

The discussion of adjusted earnings above excludes the impact of unusual, non-recurring or non-operating factors, the most significant of which are changes in unrealized derivative fair value gains and losses from the Company’s long-term hedging program, goodwill impairment charges, the tax effect associated with the transfer of assets between entities under common control of Enbridge and gains on the disposal of non-core assets and investments, as well as certain costs and related insurance recoveries arising from crude oil releases. See Non-GAAP Measures.

OPERATIONS – AVAILABLE CASH FLOW FROM OPERATIONS

ACFFO was $808 million, or $0.96 per common share, for the three months ended June 30, 2015 compared with $516 million, or $0.63 per common share, for the three months ended June 30, 2014. ACFFO was $1,610 million, or $1.91 per common share, for the six months ended June 30, 2015 compared with $1,287 million, or $1.57 per common share, for the six months ended June 30, 2014.

The Company experienced strong quarter-over-quarter and six-month growth in ACFFO which was driven by the same factors as those impacting adjusted earnings across the Company’s various businesses, as discussed above. In addition, the significant growth capital program undertaken by the Company over recent years is also positioning the Company for future growth and new opportunities, and contributing to the ACFFO growth.

Also contributing to the period-over-period increase in ACFFO were lower maintenance capital expenditures in 2015 compared with the corresponding 2014 periods. Over the last few years, under its maintenance capital program, the Company has made a significant investment on the ongoing support and maintenance of the existing pipeline system and on maintaining the service capability of the existing assets. The period-over-period decrease in maintenance capital expenditures is due to the completion of certain maintenance programs in 2014. The Company plans to continue to invest in its maintenance capital program to support the safety and reliability of its operations.

The period-over-period increase in ACFFO was partially offset by distributions to noncontrolling interests in EEP and Enbridge Energy Management, L.L.C. and to redeemable noncontrolling interest in the Fund. Distributions were higher for each of the three and six-month periods in 2015 compared with the corresponding 2014 periods. Also, the Company’s payment of preference share dividends increased period-over-period due to preference shares issued in 2014 to fund the Company’s growth capital program. Finally, the ACFFO was also adjusted for the cash effect of certain unusual, non-recurring or non-operating factors as discussed in Non-GAAP Reconciliations.

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SECOND QUARTER 2015 OVERVIEW

For more information on Enbridge’s growth projects and operating results, please see the Management’s Discussion and Analysis (MD&A) which is filed on SEDAR and EDGAR and also available on the Company’s website at www.enbridge.com/InvestorRelations.aspx.

•      Earnings attributable to common shareholders decreased from $756 million in the second quarter of 2014 to $577 million in the second quarter of 2015. The Company delivered strong quarter-over-quarter earnings growth; however, the visibility and the comparability of the Company’s operating results are impacted by a number of unusual, non-recurring or non-operating factors, the most significant of which is changes in unrealized derivative fair value gains and losses. The Company has a comprehensive long-term economic hedging program to mitigate interest rate, foreign exchange and commodity price exposures. The changes in unrealized mark-to-market accounting impacts from this program create volatility in short-term earnings, but the Company believes over the long-term it supports the reliable cash flows and dividend growth upon which the Company’s investor value proposition is based. The comparability of quarter-over-quarter earnings was also impacted by a goodwill impairment charge of $440 million ($167 million after-tax attributable to Enbridge) related to EEP’s natural gas and NGL businesses. Due to a prolonged decline in commodity prices, reduction in producers’ expected drilling programs have negatively impacted expected volumes on EEP’s natural gas and NGL systems, which EEP holds directly and indirectly thought its partially-owned subsidiary, MEP. Earnings were also negatively impacted by a tax effect of the transfer of assets between entities under common control of Enbridge. The intercompany gain realized as a result of the transfer has been eliminated for accounting purposes. However, as the transaction involved the sale of assets, all tax consequences have remained in consolidated earnings and resulted in a charge of $39 million in the second quarter of 2015.

•      Enbridge adjusted earnings increased from $328 million in the second quarter of 2014 to $505 million in the second quarter of 2015 and ACFFO increased from $516 million in the second quarter of 2014 to $808 million in the second quarter of 2015, as discussed above.

•      On June 19, 2015, Enbridge announced it had entered into an agreement with the Fund and ENF to transfer its Canadian Liquids Pipelines Business, held by Enbridge Pipelines Inc. (EPI) and Enbridge Pipelines Athabasca Inc. (EPAI), and Canadian renewable energy assets to the Fund for consideration payable at closing valued at $30.4 billion plus incentive distribution and performance rights. The consideration that Enbridge will receive upon closing will be $18.7 billion of units in the Fund structure, comprised of $3 billion of Fund units and $15.7 billion of equity units of Enbridge Income Partners, L.P., currently an indirect subsidiary of the Fund. The Fund will also assume debt of EPI and EPAI of approximately $11.7 billion. In addition, a portion of the consideration received by Enbridge is expected to be received over time in the form of units which carry Temporary Performance Distribution Rights (TPDR). The TPDR are designed to allow Enbridge to capture increasing value from the secured growth embedded within the transferred businesses; however, the cash flows derived from this incentive mechanism will be deferred (until such time as the units are convertible to a class of cash paying units in the fourth year after issuance).

The Transaction is a key component of Enbridge’s Financial Strategy Optimization introduced in December 2014 which included an increase in the Company’s targeted dividend payout. It advances the Company’s sponsored vehicle strategy and supports Enbridge’s previously announced 33% dividend increase effective March 1, 2015. The Transaction is expected to provide Enbridge with an alternate source of funding for its enterprise wide growth initiatives and enhance its competitiveness for new organic growth opportunities and asset acquisitions.

In conjunction with the execution of the Transaction, Enbridge has commenced employing a supplemental cash flow metric, ACFFO, as part of its normal course quarterly reporting of financial performance and in its guidance. ACFFO is used to assess the performance of the Company’s base business and expected growth program as well as its dividend outlook. The Company has now started expressing its dividend payout range as a percentage of ACFFO rather than adjusted earnings.

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The Transaction is subject to receipt of customary regulatory approvals and a vote of ENF shareholders, which is expected to occur on August 20, 2015, with closing expected to follow shortly thereafter. Required approvals include Toronto Stock Exchange, Competition Bureau and Transport Canada.

DIVIDEND DECLARATION

On July 28, 2015, the Enbridge Board of Directors declared the following quarterly dividends. All dividends are payable on September 1, 2015 to shareholders of record on August 14, 2015.

Common Shares	$0.46500
Preference Shares, Series A	$0.34375
Preference Shares, Series B	$0.25000
Preference Shares, Series D	$0.25000
Preference Shares, Series F	$0.25000
Preference Shares, Series H	$0.25000
Preference Shares, Series J	US$0.25000
Preference Shares, Series L	US$0.25000
Preference Shares, Series N	$0.25000
Preference Shares, Series P	$0.25000
Preference Shares, Series R	$0.25000
Preference Shares, Series 1	US$0.25000
Preference Shares, Series 3	$0.25000
Preference Shares, Series 5	US$0.27500
Preference Shares, Series 7	$0.27500
Preference Shares, Series 9	$0.27500
Preference Shares, Series 11	$0.27500
Preference Shares, Series 13	$0.27500
Preference Shares, Series 15	$0.27500

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CONFERENCE CALL

Enbridge will hold a conference call on Friday, July 31, 2015, at 9:00 a.m. Eastern Time (7:00 a.m. Mountain Time) to discuss the second quarter 2015 results. Analysts, members of the media and other interested parties can access the call toll-free at 1-800-708-4539 from within North America and outside North America at 1-847-619-6396, using the access code of 40109122#. The call will be audio webcast live at http://edge.media-server.com/m/p/bsrynhpr/lan/en. A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within 24 hours. The replay will be available toll-free at 1-888-843-7419 within North America and outside North America at 1-630-652-3042 (access code 40109122#) until August 7, 2015.

The conference call will begin with presentations by the Company’s President and Chief Executive Officer and the Chief Financial Officer, followed by a question and answer period for investment analysts. A question and answer period for members of the media will then immediately follow.

Enbridge, a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past seven years. As a transporter of energy, Enbridge operates, in Canada and the United States, the World’s longest crude oil and liquids transportation system. The Company also has significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 2,200 megawatt (MW) (1,600 MW net) of renewable and alternative energy generating capacity and is expanding its interests in wind, solar and geothermal facilities. Enbridge employs more than 11,000 people, primarily in Canada and the United States and is ranked as one of Canada’s Top 100 Employers for 2015. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com. None of the information contained in, or connected to, Enbridge’s website is incorporated in or otherwise part of this news release.

FORWARD-LOOKING INFORMATION

Forward-looking information, or forward-looking statements, have been included in this news release to provide information about the Company and its subsidiaries and affiliates, including management’s assessment of Enbridge and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as ‘‘anticipate’’, ‘‘expect’’, ‘‘project’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘plan’’, ‘‘intend’’, ‘‘target’’, ‘‘believe’’, “likely” and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in this document include, but are not limited to, statements with respect to the following: expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected ACFFO; ACFFO per share; expected future cash flows; expected costs related to projects under construction; expected in-service dates for projects under construction; expected capital expenditures; estimated future dividends; expected costs related to leak remediation and potential insurance recoveries; expectations regarding, and anticipated impact and timing of, the Canadian Restructuring Plan (or the Transaction); dividend payout policy and dividend payout expectation; adjusted earing per share guidance; ACFFO guidance; satisfaction of closing conditions and the obtaining of consents and approvals required to complete the Transaction.

Although Enbridge believes these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the following: the expected supply of and demand for crude oil, natural gas, NGL and renewable energy; prices of crude oil, natural gas, NGL and renewable energy; expected exchange rates; inflation; interest rates; availability and price of labour and pipeline construction materials; operational reliability; customer and regulatory approvals; maintenance of support and regulatory approvals for the Company’s projects; anticipated in-service dates; weather; expected timing and terms of the Transaction; anticipated completion of the Transaction and satisfaction of all closing conditions and receipt of regulatory, shareholder and third party consents and approvals with respect to the Transaction, the impact of the Transaction and dividend policy on the Company’s future cash flows, credit ratings; capital project funding; expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows and expected future ACFFO; and estimated future dividends. Assumptions regarding the expected supply of and demand for crude oil, natural gas, NGL and renewable energy, and the prices of these commodities, are material to and underlie all forward-looking statements. These factors are relevant to all forward-looking statements as they may impact current and future levels of demand for the Company’s services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments in which the Company operates and may impact levels of demand for the Company’s services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to expected earnings/(loss), adjusted earnings/(loss), ACFFO and associated per share amounts, the impact of the Transaction on Enbridge or estimated future dividends. The most relevant assumptions associated with forward-looking statements on projects under construction, including estimated completion dates and expected capital expenditures include the following: the availability and price of labour and pipeline construction materials; the effects of inflation and foreign exchange rates on labour and material costs; the effects of interest rates on borrowing costs; the impact of weather; and customer and regulatory approvals on construction and in-service schedules.

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Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to the Transaction, revised dividend policy, adjusted earnings guidance, ACFFO guidance, operating performance, regulatory parameters, project approval and support, weather, economic and competitive conditions, changes in tax law and tax rate increases, exchange rates, interest rates, commodity prices and supply of and demand for commodities, including but not limited to those risks and uncertainties discussed in this news release and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by applicable law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

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NON-GAAP MEASURES

This news release contains references to adjusted earnings/(loss) and ACFFO. Adjusted earnings/(loss) represent earnings or loss attributable to common shareholders adjusted for unusual, non-recurring or non-operating factors on both a consolidated and segmented basis. These factors, referred to as adjusting items, are reconciled and discussed in the financial results sections for the affected business segments in the Company’s MD&A. Adjusting items referred to as changes in unrealized derivative fair value gains and losses are presented net of amounts realized on the settlement of derivative contracts during the applicable period.

ACFFO is defined as cash flow provided by operating activities before changes in operating assets and liabilities (including changes in regulatory assets and liabilities and environmental liabilities) less distributions to noncontrolling interests and redeemable noncontrolling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non-operating factors.

Management believes the presentation of adjusted earnings/(loss) and ACFFO provide useful information to investors and shareholders as they provide increased transparency and predictive value. Management uses adjusted earnings/(loss) to set targets and to assess the performance of the Company. Management also uses ACFFO to assess the performance of the Company and to set its dividend payout target. Adjusted earnings/(loss), adjusted earnings/(loss) for each segment and ACFFO are non-GAAP measures and do not have standardized meanings prescribed by U.S. GAAP; therefore, these measures may not be comparable with similar measures presented by other issuers. The tables below summarize the reconciliation of the GAAP and non-GAAP measures.

NON-GAAP RECONCILIATIONS

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
(millions of Canadian dollars)
Earnings attributable to common shareholders	577	756	194	1,146
Adjusting items[1]:
Changes in unrealized derivative fair value (gains)/loss[2]	(296)	(430)	681	(240)
Goodwill impairment loss	167		167
Make-up rights adjustments	(12)	(2)	(8)	-
Leak remediation costs, net of leak insurance recoveries	6	1	(3)	1
Warmer/(colder) than normal weather	6	(4)	(27)	(37)
Gains on sale of non-core assets and investment	(9)	-	(9)	(57)
Asset impairment losses	3	-	3	-
Project development and transaction costs	9	3	12	3
Tax on intercompany gains on sale of assets	39	-	39	-
Impact of tax rate changes	(1)	-	(7)	-
Out-of-period adjustment	-	-	(71)	-
Other	16	4	2	4
Adjusted earnings	505	328	973	820

1   The above table summarizes adjusting items by nature. For a detailed listing of adjusting items by segment, refer to individual segment discussions in the MD&A.

2   Changes in unrealized derivative fair value gains and losses are presented net of amounts realized on the settlement of derivative contracts during the applicable period.

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AVAILABLE CASH FLOW FROM OPERATIONS

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
(millions of Canadian dollars, except per share amounts)
Cash provided by operating activities - continuing operations	1,350	812	2,860	1,126
Adjusted for changes in operating assets and liabilities[1]	(94)	127	(230)	997
	1,256	939	2,630	2,123
Distributions to noncontrolling interests	(166)	(130)	(324)	(260)
Distributions to redeemable noncontrolling interests	(26)	(19)	(53)	(37)
Preference share dividends	(71)	(57)	(142)	(111)
Maintenance capital expenditures[2]	(164)	(219)	(316)	(399)
Significant adjusting items[3]	(21)	2	(185)	(29)
Available cash flow from operations (ACFFO)	808	516	1,610	1,287
Available cash flow from operations per common share	0.96	0.63	1.91	1.57

1      Changes in operating assets and liabilities include changes in regulatory assets and liabilities and environmental liabilities, net of recoveries.

2      Maintenance capital expenditures are expenditures that are required for the ongoing support and maintenance of the existing pipeline system or that are necessary to maintain the service capability of the existing assets (including the replacement of components that are worn, obsolete, or completing their useful lives). For the purpose of ACFFO, maintenance capital excludes expenditures that extend asset useful lives, increase capacities from existing levels or reduce costs to enhance revenues or provide enhancements to the service capability of the existing assets.

3      Included in significant adjusting items for the three months ended June 30, 2015 were weather normalization of $6 million (2014 - ($4) million), project development and transaction costs of $5 million (2014 - $3 million) and other items of nil (2014 - $3 million). Included in significant adjusting items for the six months ended June 30, 2015 were weather normalization of ($27) million (2014 - ($37) million), project development and transaction costs of $7 million (2014 - $3 million) and other items of nil (2014 - $5 million). Also included in significant adjusting items for the three and six months ended June 30, 2015 were ($32) million (2014 - nil) and ($165) million (2014 - nil) in respect of losses on sale of previously written down inventory for which there is an approximate offsetting realized derivative gain in ACFFO.

10

HIGHLIGHTS

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
(unaudited, millions of Canadian dollars, except per share amounts)
Earnings attributable to common shareholders
Liquids Pipelines	409	431	(13)	475
Gas Distribution	39	19	178	155
Gas Pipelines, Processing and Energy Services	54	107	70	298
Sponsored Investments	(36)	87	95	171
Corporate	111	112	(136)	1
Earnings attributable to common shareholders from continuing operations	577	756	194	1,100
Discontinued operations - Gas Pipelines, Processing and Energy Services	-	-	-	46
	577	756	194	1,146
Earnings per common share	0.68	0.92	0.23	1.39
Diluted earnings per common share	0.67	0.91	0.23	1.38
Adjusted earnings[1]
Liquids Pipelines	240	220	432	438
Gas Distribution	45	15	151	118
Gas Pipelines, Processing and Energy Services	74	27	115	86
Sponsored Investments	139	96	266	180
Corporate	7	(30)	9	(2)
	505	328	973	820
Adjusted earnings per common share[1]	0.60	0.40	1.15	1.00
Cash flow data
Cash provided by operating activities	1,350	812	2,860	1,145
Cash used in investing activities	(2,025)	(2,886)	(3,891)	(5,629)
Cash provided by financing activities	686	2,490	911	4,955
Available cash flow from operations[2]
Available cash flow from operations	808	516	1,610	1,287
Available cash flow from operations per common share	0.96	0.63	1.91	1.57
Dividends
Common share dividends declared	399	293	795	584
Dividends paid per common share	0.465	0.350	0.930	0.700
Shares outstanding (millions)
Weighted average common shares outstanding	846	824	843	822
Diluted weighted average common shares outstanding	858	834	856	832
Operating data
Liquids Pipelines - Average deliveries (thousands of barrels per day)
Canadian Mainline[3]	2,073	1,968	2,141	1,936
Regional Oil Sands System[4]	799	690	810	680
Spearhead Pipeline	153	196	152	190
Gas Distribution - Enbridge Gas Distribution Inc. (EGD)
Volumes (billions of cubic feet)	68	76	285	288
Number of active customers (thousands)[5]	2,099	2,071	2,099	2,071
Heating degree days[6]
Actual	429	493	2,661	2,699
Forecast based on normal weather	466	461	2,250	2,238
Gas Pipelines, Processing and Energy Services - Average throughput volume (millions of cubic feet per day)
Vector Pipeline	1,365	1,326	1,609	1,553
Enbridge Offshore Pipelines	1,400	1,590	1,275	1,477

11

1    Adjusted earnings represent earnings attributable to common shareholders adjusted for unusual, non-recurring or non-operating factors. Adjusted earnings and adjusted earnings per common share are non-GAAP measures that do not have any standardized meaning prescribed by GAAP.

2    ACFFO is defined as cash flow provided by operating activities before changes in operating assets and liabilities (including changes in regulatory assets and liabilities and environmental liabilities) less distributions to noncontrolling interests and redeemable noncontrolling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non-operating factors. ACFFO and ACFFO per common share are non-GAAP measures that do not have any standardized meaning prescribed by GAAP.

3    Canadian Mainline includes deliveries ex-Gretna, Manitoba which is made up of United States and eastern Canada deliveries entering the mainline in western Canada.

4    Volumes are for the Athabasca mainline and Waupisoo Pipeline and exclude laterals on the Regional Oil Sands System.

5    Number of active customers is the number of natural gas consuming EGD customers at the end of the period.

6    Heating degree days is a measure of coldness that is indicative of volumetric requirements for natural gas utilized for heating purposes in EGD’s franchise area. It is calculated by accumulating, for the fiscal period, the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

FOR FURTHER INFORMATION PLEASE CONTACT:

Graham White	Adam McKnight
Media	Investment Community
(403) 508-6563 or Toll Free: (888) 992-0997	(403) 266-7922
Email: graham.white@enbridge.com	Email: adam.mcknight@enbridge.com

12

ENBRIDGE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015

This Management’s Discussion and Analysis (MD&A) dated July 30, 2015 should be read in conjunction with the unaudited interim consolidated financial statements and notes thereto of Enbridge Inc. (Enbridge or the Company) as at and for the three and six months ended June 30, 2015, prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). It should also be read in conjunction with the audited consolidated financial statements and MD&A contained in the Company’s Annual Report for the year ended December 31, 2014. All financial measures presented in this MD&A are expressed in Canadian dollars, unless otherwise indicated. Additional information related to the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com.

CONSOLIDATED EARNINGS

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
(millions of Canadian dollars, except per share amounts)
Liquids Pipelines	409	431	(13)	475
Gas Distribution	39	19	178	155
Gas Pipelines, Processing and Energy Services	54	107	70	298
Sponsored Investments	(36)	87	95	171
Corporate	111	112	(136)	1
Earnings attributable to common shareholders from continuing operations	577	756	194	1,100
Discontinued operations - Gas Pipelines, Processing and Energy Services	-	-	-	46
Earnings attributable to common shareholders	577	756	194	1,146
Earnings per common share	0.68	0.92	0.23	1.39
Diluted earnings per common share	0.67	0.91	0.23	1.38

Earnings attributable to common shareholders were $577 million for the three months ended June 30, 2015, or $0.68 per common share, compared with $756 million, or $0.92 per common share, for the three months ended June 30, 2014. The Company delivered strong quarter-over-quarter earnings growth; however, the visibility and the comparability of the Company’s operating results are impacted by a number of unusual, non-recurring or non-operating factors, the most significant of which is changes in unrealized derivative fair value gains and losses. The Company has a comprehensive long-term economic hedging program to mitigate interest rate, foreign exchange and commodity price exposures. The changes in unrealized mark-to-market accounting impacts from this program create volatility in short-term earnings, but the Company believes over the long-term it supports the reliable cash flows and dividend growth upon which the Company’s investor value proposition is based. The comparability of quarter-over-quarter earnings was also impacted by a goodwill impairment charge of $440 million ($167 million after-tax attributable to Enbridge) related to Enbridge Energy Partners, L.P.’s (EEP) natural gas and natural gas liquids (NGL) businesses. Due to a prolonged decline in commodity prices, a reduction in producers’ expected drilling programs has negatively impacted expected volumes on EEP’s natural gas and NGL systems, which EEP holds directly and indirectly through its partially-owned subsidiary, Midcoast Energy Partners, L.P. (MEP). Earnings were also negatively impacted by a tax effect of the transfer of assets between entities under common control of Enbridge. The intercompany gain realized as a result of the transfer has been eliminated for accounting purposes. However, as the transaction involved the sale of assets, all tax consequences have remained in consolidated earnings and resulted in a charge of $39 million in the second quarter of 2015.

Earnings attributable to common shareholders were $194 million for the six months ended June 30, 2015, or $0.23 per common share, compared with $1,146 million, or $1.39 per common share, for the six months ended June 30, 2014. In addition to the trends experienced in the three-month period discussed above, earnings for the six months ended June 30, 2015 included an out-of-period adjustment of $71 million recognized in the first quarter of 2015 in respect of an overstatement of deferred income tax expense in 2013 and 2014.

FORWARD-LOOKING INFORMATION

Forward-looking information, or forward-looking statements, have been included in this MD&A to provide information about the Company and its subsidiaries and affiliates, including management’s assessment of Enbridge and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as ‘‘anticipate’’, ‘‘expect’’, ‘‘project’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘plan’’, ‘‘intend’’, ‘‘target’’, ‘‘believe’’, “likely” and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in this document include, but are not limited to, statements with respect to the following: expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected available cash flow from operations (ACFFO); expected future cash flows; expected costs related to projects under construction; expected in-service dates for projects under construction; expected capital expenditures; estimated future dividends; expected costs related to leak remediation and potential insurance recoveries; expectations regarding, and anticipated impact and timing of, the Canadian Restructuring Plan (or the Transaction); dividend payout policy and dividend payout expectation; satisfaction of closing conditions and the obtaining of consents and approvals required to complete the Transaction.

Although Enbridge believes these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the following: the expected supply of and demand for crude oil, natural gas, NGL and renewable energy; prices of crude oil, natural gas, NGL and renewable energy; expected exchange rates; inflation; interest rates; availability and price of labour and pipeline construction materials; operational reliability; customer and regulatory approvals; maintenance of support and regulatory approvals for the Company’s projects; anticipated in-service dates; weather; expected timing and terms of the Transaction; anticipated completion of the Transaction and satisfaction of all closing conditions and receipt of regulatory, shareholder and third party consents and approvals with respect to the Transaction, the impact of the Transaction and dividend policy on the Company’s future cash flows, credit ratings; capital project funding; expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows and expected future ACFFO; and estimated future dividends. Assumptions regarding the expected supply of and demand for crude oil, natural gas, NGL and renewable energy, and the prices of these commodities, are material to and underlie all forward-looking statements. These factors are relevant to all forward-looking statements as they may impact current and future levels of demand for the Company’s services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments in which the Company operates and may impact levels of demand for the Company’s services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to expected earnings/(loss) and adjusted earnings/(loss) and associated per share amounts, ACFFO, the impact of the Transaction on Enbridge or estimated future dividends. The most relevant assumptions associated with forward-looking statements on projects under construction, including estimated completion dates and expected capital expenditures include the following: the availability and price of labour and pipeline construction materials; the effects of inflation and foreign exchange rates on labour and material costs; the effects of interest rates on borrowing costs; the impact of weather; and customer and regulatory approvals on construction and in-service schedules.

Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to the Transaction, revised dividend policy, operating performance, regulatory parameters, project approval and support, weather, economic and competitive conditions, changes in tax law and tax rate increases, exchange rates, interest rates, commodity prices and supply of and demand for commodities, including but not limited to those risks and uncertainties discussed in this MD&A and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by applicable law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this MD&A or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

NON-GAAP MEASURES

This MD&A contains references to adjusted earnings/(loss) and available cash flow from operations (ACFFO). Adjusted earnings/(loss) represent earnings or loss attributable to common shareholders adjusted for unusual, non-recurring or non-operating factors on both a consolidated and segmented basis. These factors, referred to as adjusting items, are reconciled and discussed in the financial results sections for the affected business segments. Adjusting items referred to as changes in unrealized derivative fair value gains and losses are presented net of amounts realized on the settlement of derivative contracts during the applicable period.

ACFFO is defined as cash flow provided by operating activities before changes in operating assets and liabilities (including changes in regulatory assets and liabilities and environmental liabilities) less distributions to noncontrolling interests and redeemable noncontrolling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non-operating factors.

Management believes the presentation of adjusted earnings/(loss) and ACFFO provide useful information to investors and shareholders as they provide increased transparency and predictive value. Management uses adjusted earnings/(loss) to set targets and to assess the performance of the Company. Management also uses ACFFO to assess the performance of the Company and to set its dividend payout target. Adjusted earnings/(loss), adjusted earnings/(loss) for each segment and ACFFO are non-GAAP measures and do not have standardized meanings prescribed by U.S. GAAP; therefore, these measures may not be comparable with similar measures presented by other issuers. The tables in this section summarize the reconciliation of the GAAP and non-GAAP measures.

NON-GAAP RECONCILIATIONS

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
(millions of Canadian dollars)
Earnings attributable to common shareholders	577	756	194	1,146
Adjusting items[1]:
Changes in unrealized derivative fair value (gains)/loss[2]	(296)	(430)	681	(240)
Goodwill impairment loss	167	-	167	-
Make-up rights adjustments	(12)	(2)	(8)	-
Leak remediation costs, net of leak insurance recoveries	6	1	(3)	1
Warmer/(colder) than normal weather	6	(4)	(27)	(37)
Gains on sale of non-core assets and investment	(9)	-	(9)	(57)
Asset impairment losses	3	-	3	-
Project development and transaction costs	9	3	12	3
Tax on intercompany gains on sale of assets	39	-	39	-
Impact of tax rate changes	(1)	-	(7)	-
Out-of-period adjustment	-	-	(71)	-
Other	16	4	2	4
Adjusted earnings	505	328	973	820

1      The above table summarizes adjusting items by nature. For a detailed listing of adjusting items by segment, refer to individual segment discussions.

2      Changes in unrealized derivative fair value gains and losses are presented net of amounts realized on the settlement of derivative contracts during the applicable period.

ADJUSTED EARNINGS

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
(millions of Canadian dollars, except per share amounts)
Liquids Pipelines	240	220	432	438
Gas Distribution	45	15	151	118
Gas Pipelines, Processing and Energy Services	74	27	115	86
Sponsored Investments	139	96	266	180
Corporate	7	(30)	9	(2)
Adjusted earnings	505	328	973	820
Adjusted earnings per common share	0.60	0.40	1.15	1.00

Adjusted earnings were $505 million, or $0.60 per common share, for the three months ended June 30, 2015 compared with $328 million, or $0.40 per common share, for the three months ended June 30, 2014. Adjusted earnings were $973 million, or $1.15 per common share, for the six months ended June 30, 2015 compared with $820 million, or $1.00 per common share, for the six months ended June 30, 2014.

The following factors impacted adjusted earnings:

•      Within Liquids Pipelines, adjusted earnings in the second quarter of 2015 increased compared with the corresponding 2014 period and reflected strong earnings from Canadian Mainline. Higher Canadian Mainline adjusted earnings reflected the positive effects of higher throughput, higher terminalling revenues and a favourable United States/Canada foreign exchange rate. Partially offsetting these positive factors was a lower quarter-over-quarter Canadian Mainline International Joint Tariff (IJT) Residual Benchmark Toll, higher power costs associated with higher throughput and higher operating and administrative expense and interest expense to support increased business activities. Partially mitigating the impact of a lower Canadian Mainline IJT Residual Benchmark Toll were new surcharges related to system expansions, including a surcharge for the Edmonton to Hardisty Expansion pipeline completed in April 2015.

•      Also within Liquids Pipelines, adjusted earnings continued to reflect lower earnings from Southern Lights Pipeline. The majority of the economic benefit derived from Southern Lights Pipeline is now reflected in earnings from Enbridge Income Fund (the Fund) following the Fund’s November 2014 subscription and purchase of Class A units of certain Enbridge subsidiaries, which provide the Fund a defined cash flow stream from Southern Lights Pipeline.

•      Within Gas Distribution, Enbridge Gas Distribution Inc. (EGD) adjusted earnings increased reflecting the approval of EGD’s final 2015 distribution rates by the Ontario Energy Board (OEB) in May 2015. In both the first half of 2015 and 2014, EGD operated under interim distribution rates. Pursuant to a comprehensive settlement proposal approved by OEB in April 2015 followed by a rate order in May 2015, the final rates were implemented as part of the July 2015 Quarterly Rate Adjustment Mechanism, effective from January 1, 2015. The Company recognized the revenue deficiency between the interim and final approved rates during the second quarter of 2015. Also positively impacting adjusted earnings within Gas Distribution was the absence of a loss that Enbridge Gas New Brunswick Inc. (EGNB) incurred in 2014 under a contract to sell natural gas to the province of New Brunswick. Due to an abnormally cold winter in the first quarter of 2014, costs associated with the fulfilment of the contract were higher than the revenues received.

•      Within Gas Pipelines, Processing and Energy Services, the increase in adjusted earnings reflected stronger results from Energy Services. Higher Energy Services adjusted earnings reflected strong refinery demand for crude oil feedstock leading to more favourable tank management opportunities, as well as the absence of losses realized in the first quarter of 2014 on certain financial contracts intended to hedge the value of committed transportation capacity, but which were not effective in doing so.

•      Also within Gas Pipelines, Processing and Energy Services, adjusted earnings continued to reflect the absence of earnings from Alliance Pipeline US, which was transferred to the Fund in November 2014, as well as lower earnings from Aux Sable due to lower fractionation margins.

•      Within Sponsored Investments, adjusted earnings from EEP reflected higher throughput and tolls on EEP’s major liquids pipelines, as well as contributions from new assets placed into service in 2014 and 2015, the most prominent being the replacement and expansion of Line 6B. EEP adjusted earnings also reflected incremental earnings from the January 2, 2015 transfer of the remaining 66.7% interest in Alberta Clipper previously held by Enbridge. Higher contribution from EEP also reflected distributions from Class D units which were issued to Enbridge in July 2014 under an equity restructuring transaction and from Class E units which were issued in January 2015 in connection with the transfer of Alberta Clipper.

•      Also within Sponsored Investments, higher adjusted earnings from the Fund reflected the impact of the transfer of natural gas and diluent pipeline interests from Enbridge, partially offset by higher financing costs associated with the debt issued to partially finance that transfer and higher income taxes. Adjusted earnings were also positively impacted by higher preferred unit distributions and incentive fees received by Enbridge from the Fund.

•      Within the Corporate segment, Noverco Inc. (Noverco) adjusted earnings increased and reflected the timing of an equity earnings adjustment related to the second quarter of 2014, which was recognized in the third quarter of 2014. Excluding the impact of the adjustment noted above, Noverco adjusted earnings were comparable between 2015 and 2014 periods.

•      Also within the Corporate segment, Corporate adjusted loss decreased in the first half of 2015 compared with the first half of 2014 reflecting lower net Corporate segment finance costs partially offset by higher preference share dividends reflecting additional preference shares issued in 2014 to fund the Company’s growth capital program.

AVAILABLE CASH FLOW FROM OPERATIONS

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
(millions of Canadian dollars)
Cash provided by operating activities - continuing operations	1,350	812	2,860	1,126
Adjusted for changes in operating assets and liabilities[1]	(94)	127	(230)	997
	1,256	939	2,630	2,123
Distributions to noncontrolling interests	(166)	(130)	(324)	(260)
Distributions to redeemable noncontrolling interests	(26)	(19)	(53)	(37)
Preference share dividends	(71)	(57)	(142)	(111)
Maintenance capital expenditures[2]	(164)	(219)	(316)	(399)
Significant adjusting items[3]	(21)	2	(185)	(29)
Available cash flow from operations (ACFFO)	808	516	1,610	1,287

1      Changes in operating assets and liabilities include changes in regulatory assets and liabilities and environmental liabilities, net of recoveries.

2      Maintenance capital expenditures are expenditures that are required for the ongoing support and maintenance of the existing pipeline system or that are necessary to maintain the service capability of the existing assets (including the replacement of components that are worn, obsolete, or completing their useful lives). For the purpose of ACFFO, maintenance capital excludes expenditures that extend asset useful lives, increase capacities from existing levels or reduce costs to enhance revenues or provide enhancements to the service capability of the existing assets.

3      Included in significant adjusting items for the three months ended June 30, 2015 were weather normalization of $6 million (2014 - ($4) million), project development and transaction costs of $5 million (2014 - $3 million) and other items of nil (2014 - $3 million). Included in significant adjusting items for the six months ended June 30, 2015 were weather normalization of ($27) million (2014 - ($37) million), project development and transaction costs of $7 million (2014 - $3 million) and other items of nil (2014 - $5 million). Also included in significant adjusting items for the three and six months ended June 30, 2015 were ($32) million (2014 - nil) and ($165) million (2014 - nil) in respect of losses on sale of previously written down inventory for which there is an approximate offsetting realized derivative gain in ACFFO.

ACFFO was $808 million for the three months ended June 30, 2015 compared with $516 million for the three months ended June 30, 2014. ACFFO was $1,610 million for the six months ended June 30, 2015 compared with $1,287 million for the six months ended June 30, 2014.

The Company experienced strong quarter-over-quarter and six-month growth in ACFFO which was driven by the same factors as those impacting adjusted earnings across the Company’s various businesses, as discussed in Non-GAAP Measures – Adjusted Earnings. In addition, the significant growth capital program undertaken by the Company over recent years is also positioning the Company for future growth and new opportunities, and contributing to the ACFFO growth.

Also contributing to the period-over-period increase in ACFFO were lower maintenance capital expenditures in 2015 compared with the corresponding 2014 periods. Over the last few years, under its maintenance capital program, the Company has made a significant investment on the ongoing support and maintenance of the existing pipeline system and on maintaining the service capability of the existing assets. The period-over-period decrease in maintenance capital expenditures is due to the completion of certain maintenance programs in 2014. The Company plans to continue to invest in its maintenance capital program to support the safety and reliability of its operations.

The period-over-period increase in ACFFO was partially offset by distributions to noncontrolling interests in EEP and Enbridge Energy Management, L.L.C. and to redeemable noncontrolling interest in the Fund. Distributions were higher for each of the three and six-month periods in 2015 compared with the corresponding 2014 periods. Also, the Company’s payment of preference share dividends increased period-over-period due to preference shares issued in 2014 to fund the Company’s growth capital program. Finally, the ACFFO was also adjusted for the cash effect of certain unusual, non-recurring or non-operating factors as discussed in Non-GAAP Measures – Non-GAAP Reconciliations.

RECENT DEVELOPMENTS

CANADIAN RESTRUCTURING PLAN

On June 19, 2015, Enbridge announced it had entered into an agreement with the Fund and Enbridge Income Fund Holdings Inc. (ENF) to transfer its Canadian Liquids Pipelines business, held by Enbridge Pipelines Inc. (EPI) and Enbridge Pipelines Athabasca Inc. (EPAI), and Canadian renewable energy assets to the Fund for consideration payable at closing valued at $30.4 billion plus incentive distribution and performance rights (the Transaction). The joint special committee of independent directors, following the engagement of independent financial, technical and legal advisors, and an extensive review of the Transaction, has recommended the approval of the Transaction to the boards of Enbridge Commercial Trust (ECT) and ENF. The board of ENF has, in turn, recommended to the public shareholders of ENF that the Transaction be approved. The Transaction is subject to customary regulatory approvals and closing conditions, as well as a vote of the public shareholders of ENF, which is expected to occur on August 20, 2015.

The Transaction is a key component of Enbridge’s Financial Strategy Optimization introduced in December 2014, which included an increase in the Company’s targeted dividend payout. It advances the Company’s sponsored vehicle strategy and supports Enbridge’s previously announced 33% dividend increase effective March 1, 2015. The Transaction is expected to provide Enbridge with an alternate source of funding for its enterprise wide growth initiatives and enhance its competitiveness for new organic growth opportunities and asset acquisitions.

In conjunction with the execution of the Transaction, Enbridge has commenced employing a supplemental cash flow metric, ACFFO, as part of its normal course quarterly reporting of financial performance and in its guidance. ACFFO is used to assess the performance of the Company’s base business and expected growth program as well as its dividend outlook. The Company has now started expressing its dividend payout range as a percentage of ACFFO rather than adjusted earnings. The target dividend payout policy range is 40% to 50% of ACFFO, which approximately translates to the previous payout range of 75% to 85% of adjusted earnings.

Consideration

The consideration that Enbridge will receive upon closing will be $18.7 billion of units in the Fund structure, comprised of $3 billion of Fund units and $15.7 billion of equity units of Enbridge Income Partners, L.P. (EIPLP), currently an indirect subsidiary of the Fund. The Fund will also assume debt of EPI and EPAI of approximately $11.7 billion. In addition, a portion of the consideration is expected to be received by Enbridge over time in the form of units which carry Temporary Performance Distribution Rights (TPDR). The TPDR are designed to allow Enbridge to capture increasing value from the secured growth embedded within the transferred businesses; however, the cash flows derived from this incentive mechanism will be deferred (until such time as the units are convertible to a class of cash paying units in the fourth year after issuance).

Enbridge will continue to earn from the Fund a base incentive fee through Management Fees and Incentive Distribution Rights, which entitle it to receive 25% of the pre-incentive distributable cash flow above a base distribution threshold of $1.295 per unit, reduced by a tax factor (unchanged from the current incentive sharing formula). In addition, Enbridge will receive the TPDR, a distribution equivalent to 33% of pre-incentive distributable cash flow above the base distribution of $1.295 per unit. The TPDR will be paid in the form of Class D units of EIPLP and will be issued each month until the later of the end of 2020 or 12 months after the Canadian portion of the Line 3 Replacement Program (Canadian L3R Program) enters service. The Class D unitholders will receive a distribution each month equal to the per unit amount paid on Class C units of EIPLP, but to be paid in kind in additional Class D units. Each Class D unit is convertible into a cash paying Class C unit of EIPLP in the fourth year after its issuance.

The Fund units and equity units of EIPLP (excluding Class D units) will pay a per unit cash distribution equivalent to the per unit cash distribution that the Fund pays on its units held by ENF. The Fund units, EIPLP equity units and existing units of ECT will also include an exchange right whereby they may be converted into common shares of ENF on a one-for-one basis.

The Transaction as described above differs in some respects from the expected terms as originally announced in December 2014. The expected adjusted earnings accretion associated with the Transaction is now anticipated to be approximately 2% on an annualized basis. The differences impact the expected adjusted earnings accretion but do not result in a change to the parties’ cash flow entitlements.

Financing Plan

To acquire an increasing ownership interest in the Fund, the financing plan contemplates the issuance by ENF of $600 million to $800 million of public equity per year in one or more tranches through 2018 to fund an increasing investment in the Canadian Liquids Pipelines business. Enbridge has agreed to backstop the equity funding required by ENF to undertake the growth program embedded in the assets it will acquire in the Transaction. The amount of public equity issued by ENF will be adjusted as necessary to match its capacity to raise equity funding on favourable terms.

Development Opportunities

The Canadian Liquids Pipelines business is expected to have future organic growth opportunities beyond the current inventory of secured projects. The Fund will have a first right to execute any such projects that fall within the footprint of the Canadian Liquids Pipelines business. Should the Fund choose not to proceed with a specific growth opportunity, Enbridge may pursue such opportunity.

Ownership

Upon closing of the Transaction, Enbridge’s overall economic interest in the Fund, including all of its direct and indirect interests in the Fund group structure, is expected to be approximately 90%. As ENF executes its expected financing plan and increases its ownership in the Fund over time, Enbridge’s economic interest is expected to decline to approximately 80% by the end of 2018.

Fund Governance

Enbridge will continue to act as the manager of the Fund and operator and commercial developer of the Canadian Liquids Pipelines business. This will ensure continuity of management and operational expertise, with an ongoing commitment to the safe and reliable operation of the system. As a result of its significant ownership interest, Enbridge will have the right to appoint a majority of the Trustees of the Board of ECT for as long as the Company holds a majority economic interest in the Fund group structure. A standing conflicts committee will be established to review certain material transactions and arrangements where the interests of Enbridge, or its affiliates, and the relevant entity in the Fund group, or its affiliates, come into conflict.

Closing Conditions and Timeline

The Transaction is subject to receipt of regulatory and third party approvals and approval by ENF public shareholders (which is expected to occur on August 20, 2015) with the closing expected to follow shortly thereafter. Required approvals include Toronto Stock Exchange, Competition Bureau and Transport Canada.

The review of a potential transfer of Enbridge’s United States liquids pipelines assets to EEP is ongoing. However, at this time, conditions in the master limited partnership market do not support a large scale drop down. The longer-term outlook for EEP remains strong, with over $5 billion of secured growth projects coming into service through 2018 and options to increase its economic interest in projects that are jointly funded by Enbridge and EEP. EEP remains important to Enbridge’s overall strategy and Enbridge continues to support EEP during this time of significant organic growth. Enbridge has a large inventory of United States liquids pipelines assets which are well suited to EEP and continues to evaluate opportunities to generate value through selective drop downs to EEP as market conditions improve.

LIQUIDS PIPELINES

Seaway Pipeline Regulatory Matter

Seaway Crude Pipeline System (Seaway Pipeline) filed an application for market-based rates in December 2011. In relation to the original market-based rate application, the United States Federal Energy Regulatory Commission (FERC) issued its decision rejecting Seaway Pipeline’s application for market-based rates in February 2014 and announced a new methodology for determining whether a pipeline has market power and invited Seaway Pipeline to refile its market-based rate application consistent with the new policy. In December 2014, Seaway Pipeline filed a new market-based rate application. The FERC noticed the application in the Federal Register and in response several parties filed comments in opposition alleging that the application should be denied because Seaway Pipeline has market power in both its receipt and destination markets. The procedural schedule for the application has not been set as of this date.

Since the FERC had not issued a ruling on the market-based rate application, Seaway Pipeline filed for initial rates in order to have rates in effect by the in-service date. The uncommitted rate on Seaway Pipeline was challenged by several shippers. In September 2013, a decision from the Administrative Law Judge (ALJ) was released finding that the committed and uncommitted rates on Seaway Pipeline should be reduced to reflect the ALJ’s findings on the various cost of service inputs. Seaway Pipeline filed a brief with the FERC on October 15, 2013, challenging the ALJ’s decision and asking for expedited ruling by the FERC on the committed rates. In February 2014, the FERC issued its decision upholding its policy to honour contracts and ordered the ALJ to revise her decision accordingly. On May 9, 2014, the ALJ issued an initial decision on remand reiterating her previous findings and did not change her decision. Briefings have concluded and the full record was sent to the FERC for its final decision, which is still pending.

GAS PIPELINES, PROCESSING AND ENERGY SERVICES

Aux Sable Environmental Protection Agency Matter

In September 2014, Aux Sable received a Notice and Finding of Violation (NFOV) from the United States Environmental Protection Agency (EPA) for alleged violations of the Clean Air Act related to the Leak Detection and Repair program, and related provisions of the Clean Air Act permit for Aux Sable’s Channahon, Illinois facility. As part of the ongoing process of responding to the September 2014 NFOV, Aux Sable discovered what it believes to be an exceedance of currently permitted limits for Volatile Organic Material. Aux Sable received a second NFOV from the EPA in April 2015 in connection with this potential exceedance. Aux Sable is engaged in discussions with the EPA to evaluate the potential impact and ultimate resolution of these issues. At this time, the Company is unable to reasonably estimate the financial impact.

SPONSORED INVESTMENTS – ENBRIDGE ENERGY PARTNERS, L.P.

Lakehead System Lines 6A and 6B Crude Oil Releases

Line 6B Crude Oil Release

On July 26, 2010, a release of crude oil on Line 6B of EEP’s Lakehead System was reported near Marshall, Michigan. EEP estimates that approximately 20,000 barrels of crude oil were leaked at the site, a portion of which reached the Talmadge Creek, a waterway that feeds the Kalamazoo River. The released crude oil affected approximately 61 kilometres (38 miles) of shoreline along the Talmadge Creek and Kalamazoo River waterways, including residential areas, businesses, farmland and marshland between Marshall and downstream of Battle Creek, Michigan.

EEP continues to perform necessary remediation, restoration and monitoring of the areas affected by the Line 6B crude oil release. All the initiatives EEP is undertaking in the monitoring and restoration phase are intended to restore the crude oil release area to the satisfaction of the appropriate regulatory authorities. On March 14, 2013, EEP received an order from the EPA (the Order) which required additional containment and active recovery of submerged oil relating to the Line 6B crude oil release. In February 2015, the EPA acknowledged the completion of the Order. In November of 2014, regulatory authority was transferred from the EPA to the Michigan Department of Environmental Quality (MDEQ). The MDEQ has oversight over the submerged oil reassessment, sheen management and sediment trap monitoring and maintenance activities through a Kalamazoo River Residual Oil Monitoring and Maintenance Work Plan.

In May 2015, EEP reached a settlement with the MDEQ and the Michigan Attorney General’s offices regarding the Line 6B crude oil release. As stipulated in the settlement, EEP agreed to: (1) provide at least 300 acres of wetland through restoration, creation or banked wetland credits to remain as wetland in perpetuity; (2) pay US$5 million as mitigation for impacts to the banks, bottomlands and flow of Talmadge Creek and the Kalamazoo River for the purpose of enhancing the Kalamazoo River watershed and restoring stream flows in the river; (3) continue to reimburse the State of Michigan for costs arising from oversight of EEP activities since the release; and (4) continue monitoring, restoration and invasive species control within state-regulated wetlands affected by the release and associated response activities. The timing of these activities is based upon the work plans approved by the State of Michigan. Through June 30, 2015, EEP has reimbursed the State of Michigan more than US$12 million in costs.

As of June 30, 2015, EEP’s total cost estimate for the Line 6B crude oil release remains at US$1.2 billion ($193 million after-tax attributable to Enbridge).

Expected losses associated with the Line 6B crude oil release included those costs that were considered probable and that could be reasonably estimated at June 30, 2015. Despite the efforts EEP has made to ensure the reasonableness of its estimates, there continues to be the potential for EEP to incur additional costs in connection with this crude oil release due to variations in any or all of the cost categories, including modified or revised requirements from regulatory agencies, in addition to fines and penalties and expenditures associated with litigation and settlement of claims.

Line 6A Crude Oil Release

On September 9, 2010, a crude oil release occurred on Line 6A in Romeoville, Illinois, caused by a third party water pipeline failure which damaged EEP’s pipeline. One claim related to the Line 6A crude oil release has been filed against Enbridge, EEP or their affiliates by the State of Illinois in the Illinois state court in connection with this crude oil release. On February 20, 2015, Enbridge, EEP and their affiliates agreed to a consent order releasing the parties from any claims, liability or penalties.

Insurance

EEP is included in the comprehensive insurance program that is maintained by Enbridge for its subsidiaries and affiliates which renews throughout the year. On May 1 of each year, the insurance program is up for renewal and includes commercial liability insurance coverage that is consistent with coverage considered customary for its industry and includes coverage for environmental incidents excluding costs for fines and penalties.

A majority of the costs incurred in connection with the crude oil release for Line 6B are covered by Enbridge’s comprehensive insurance policy that expired on April 30, 2011, which had an aggregate limit of US$650 million for pollution liability for Enbridge and its affiliates. Including EEP’s remediation spending through June 30, 2015, costs related to Line 6B exceeded the limits of the coverage available under this insurance policy. Additionally, fines and penalties would not be covered under the existing insurance policy. As at June 30, 2015, EEP has recorded total insurance recoveries of US$547 million ($80 million after-tax attributable to Enbridge) for the Line 6B crude oil release out of the US$650 million aggregate limit. EEP will record receivables for additional amounts it claims for recovery pursuant to its insurance policies during the period it deems recovery to be probable.

In March 2013, EEP and Enbridge filed a lawsuit against the insurers of US$145 million of coverage, as one particular insurer is disputing the recovery eligibility for costs related to EEP’s claim on the Line 6B crude oil release and the other remaining insurers assert that their payment is predicated on the outcome of the recovery from that insurer. EEP received a partial recovery of US$42 million from the other remaining insurers and amended its lawsuit such that it included only one insurer.

Of the remaining US$103 million coverage limit, US$85 million was the subject matter of a lawsuit Enbridge filed against one particular insurer. In March 2015, Enbridge reached an agreement with that insurer to submit the US$85 million claim to binding arbitration. The recovery of the remaining US$18 million is awaiting resolution of that arbitration which is not scheduled to occur until the fourth quarter of 2016. While the Company believes that those costs are eligible for recovery, there can be no assurance that it will prevail in the arbitration.

Enbridge renewed its comprehensive property and liability insurance programs, which are effective May 1, 2015 through April 30, 2016 with a liability program aggregate limit of US$860 million, which includes sudden and accidental pollution liability. In the unlikely event that multiple insurable incidents which in aggregate exceed coverage limits occur within the same insurance period, the total insurance coverage will be allocated among Enbridge entities on an equitable basis based on an insurance allocation agreement among Enbridge and its subsidiaries.

Legal and Regulatory Proceedings

A number of United States governmental agencies and regulators have initiated investigations into the Line 6B crude oil release. Approximately five actions or claims are pending against Enbridge, EEP or their affiliates in United States federal and state courts in connection with the Line 6B crude oil release, including direct actions and actions seeking class status. Based on the current status of these cases, the Company does not expect the outcome of these actions to be material to the Company’s results of operations or financial condition.

As at June 30, 2015, included in EEP’s estimated costs related to the Line 6B crude oil release is US$48 million in fines and penalties. Of this amount, US$40 million related to civil penalties under the Clean Water Act of the United States. While no final fine or penalty has been assessed or agreed to date, EEP believes that, based on the best information available at this time, the US$40 million represents an estimate of the minimum amount which may be assessed, excluding costs of injunctive relief that may be agreed to with the relevant governmental agencies. Given the complexity of settlement negotiations, which EEP expects will continue, and the limited information available to assess the matter, EEP is unable to reasonably estimate the final penalty which might be incurred or to reasonably estimate a range of outcomes at this time. Injunctive relief is likely to include further measures directed toward enhancing spill prevention, leak detection and emergency response to environmental events. The cost of compliance with such measures, when combined with any fine or penalty, could be material. EEP has entered into a tolling agreement with the applicable governmental agencies and discussions with these governmental agencies regarding fines, penalties and injunctive relief are ongoing.

In June 2015, EEP reached a separate agreement with the United States of America (Federal Natural Resources Damages Trustees), State of Michigan (State of Michigan Natural Resources Damages Trustees), Match-E-Be-Nash-She-Wish Band of the Potawatomi Indians and the Nottawaseppi Huron Band of the Potawatomi Indians to pay approximately US$3.9 million that EEP had accrued to cover a variety of projects, including the restoration of 175 acres of oak savanna in Fort Custer State Recreation Area and wild rice beds along the Kalamazoo River.

EEP Common Unit Issuance

In March 2015, EEP completed the issuance of eight million Class A Common Units for gross proceeds of approximately US$294 million before underwriting discounts and commissions and offering expenses. Enbridge did not participate in the issuance; however, the Company made a capital contribution of US$6 million to maintain its 2% general partner interest in EEP. EEP expects to use the proceeds from the offering to fund a portion of its capital expansion projects, for general partnership purposes or any combination of such purposes.

SPONSORED INVESTMENTS – ENBRIDGE INCOME FUND

Alliance Pipeline Recontracting

During 2013, Alliance Pipeline announced a New Services Framework and the related tolls and tariff provisions required to implement the new services (collectively, New Services Framework) in which customers could express interest through a precedent agreement process. On June 30, 2015 and July 9, 2015, Alliance Pipeline received regulatory approval from the FERC and the National Energy Board (NEB), for the United States and Canadian segments of the pipeline, respectively, of this New Services Framework. Shipments under the New Services Framework will begin in Canada in December 2015 and are expected to commence at the same time in the United States; however, some United States customers are continuing to appeal the New Services Framework as proposed. Long-term contracts to a level of total targeted capacity have been secured through staged and non-staged receipt or full path services with an average contract length of approximately five years.

Pursuant to the New Services Framework, Alliance Pipeline will retain exposure to potential variability in certain future costs and throughput volumes. As such, the majority of Alliance Pipeline’s operations no longer meet all of the criteria required for the continued application of rate-regulated accounting treatment and a de-recognition of regulatory balances as at June 30, 2015 was required. The Fund recorded an after-tax write-down of approximately $10 million ($3 million after-tax attributable to Enbridge) during the second quarter of 2015.

GROWTH PROJECTS – COMMERCIALLY SECURED PROJECTS

The following table summarizes the current status of the Company’s commercially secured projects, organized by business segment.

		Estimated Capital Cost	[1]	Expenditures to Date	[2]	Expected In-Service Date	Status
(Canadian dollars, unless stated otherwise)
LIQUIDS PIPELINES
1.	Eastern Access Line 9 Reversal and Expansion	$0.8 billion		$0.7 billion		2013-TBD (in phases)	Substantially complete
2.	Canadian Mainline Expansion	$0.7 billion		$0.7 billion		2015	Complete
3.	Surmont Phase 2 Expansion	$0.3 billion		$0.3 billion		2014-2015 (in phases)	Complete
4.	Canadian Mainline System Terminal Flexibility and Connectivity	$0.7 billion		$0.7 billion		2013-2015 (in phases)	Complete
5.	Woodland Pipeline Extension	$0.7 billion		$0.7 billion		2015	Complete
6.	Sunday Creek Terminal Expansion	$0.2 billion		$0.2 billion		2015	Under construction
7.	Edmonton to Hardisty Expansion	$1.8 billion		$1.3 billion		2015 (in phases)	Under construction
8.	Southern Access Extension	US$0.6 billion		US$0.3 billion		2015	Under construction
9.	AOC Hangingstone Lateral	$0.2 billion		$0.1 billion		2015	Under construction
10.	JACOS Hangingstone Project	$0.2 billion		No significant expenditures to date		2016	Pre- construction
11.	Regional Oil Sands Optimization Project	$2.6 billion		$1.4 billion		2017	Under construction
12.	Norlite Pipeline System[3]	$1.3 billion		$0.1 billion		2017	Pre- construction
13.	Canadian Line 3 Replacement Program	$4.9 billion		$0.5 billion		2017	Pre- construction
GAS DISTRIBUTION
14.	Greater Toronto Area Project	$0.8 billion		$0.4 billion		2015	Under construction
GAS PIPELINES, PROCESSING AND ENERGY SERVICES
15.	Keechi Wind Project	US$0.2 billion		US$0.2 billion		2015	Complete
16.	Walker Ridge Gas Gathering System	US$0.4 billion		US$0.3 billion		2014-TBD (in phases)	Under construction
17.	Big Foot Oil Pipeline	US$0.2 billion		US$0.2 billion		TBD	Under construction
18.	Aux Sable Extraction Plant Expansion	US$0.1 billion		No significant expenditures to date		2016	Pre- construction
19.	Heidelberg Oil Pipeline	US$0.1 billion		US$0.1 billion		2016	Under construction
20.	Stampede Oil Pipeline	US$0.2 billion		No significant expenditures to date		2018	Pre- construction
SPONSORED INVESTMENTS
21.	EEP - Eastern Access[4]	US$2.7 billion		US$2.3 billion		2013-2016 (in phases)	Under construction
22.	EEP - Lakehead System Mainline Expansion[4]	US$2.3 billion		US$1.6 billion		2014-2017 (in phases)	Under construction

		Estimated Capital Cost	[1]	Expenditures to Date	[2]	Expected In-Service Date	Status
23.	EEP - Beckville Cryogenic Processing Facility	US$0.2 billion		US$0.2 billion		2015	Complete
24.	EEP - Eaglebine Gathering	US$0.2 billion		US$0.1 billion		2015-2016 (in phases)	Under construction
25.	EEP - Sandpiper Project[5]	US$2.6 billion		US$0.6 billion		2017	Pre- construction
26.	EEP - U.S. Line 3 Replacement Program	US$2.6 billion		US$0.2 billion		2017	Pre- construction

1      These amounts are estimates and are subject to upward or downward adjustment based on various factors. Where appropriate, the amounts reflect Enbridge’s share of joint venture projects.

2      Expenditures to date reflect total cumulative expenditures incurred from inception of the project up to June 30, 2015.

3      Enbridge will construct and operate the Norlite Pipeline System. Keyera Corp. will fund 30% of the project.

4      The Eastern Access and Lakehead System Mainline Expansion projects are funded 75% by Enbridge and 25% by EEP.

5      Enbridge will construct and operate the Sandpiper Project. Marathon Petroleum Corporation will fund 37.5% of the project.

LIQUIDS PIPELINES

Eastern Access

The Eastern Access initiative includes a series of Enbridge and EEP crude oil pipeline projects to provide increased access to refineries in the upper midwest United States and eastern Canada. Projects being undertaken by Enbridge include a reversal of Line 9A and expansion of the Toledo Pipeline, both completed in 2013, as well as the reversal of Line 9B and expansion of Line 9 (together, Line 9). For discussion on EEP’s portion of Eastern Access, refer to Growth Projects – Commercially Secured Projects – Sponsored Investments – Enbridge Energy Partners, L.P. – Eastern Access.

Enbridge is undertaking a reversal of its 240,000 barrels per day (bpd) Line 9B from Westover, Ontario to Montreal, Quebec to serve refineries in that province. The Line 9B reversal was initially expected to be completed at an estimated cost of approximately $0.3 billion. Following an open season held on the Line 9B reversal project, further commitments were received that required additional delivery capacity into Ontario and Quebec, resulting in the Line 9 capacity expansion project. The Line 9 capacity expansion will increase the annual capacity of Line 9 from 240,000 bpd to 300,000 bpd at an estimated cost of approximately $0.1 billion.

The Line 9B Reversal and Line 9 Capacity Expansion projects were approved by the NEB in March 2014 subject to 30 conditions. In October 2014, the NEB requested additional information regarding one of the conditions imposed on the Line 9B Reversal and Line 9 Capacity Expansion Project. On October 23, 2014, Enbridge responded to the NEB describing the Company’s rigorous approach to risk management and isolation valve placement. On February 6, 2015, the NEB approved Conditions 16 and 18, the two conditions in the NEB’s order requiring approval, and the Company filed for a Leave to Open (LTO), which is a prerequisite to allowing the operation of the project. In its February approval, the NEB also imposed additional obligations on Enbridge that direct the Company to take a “life-cycle” approach to water crossings and valves, requiring the Company to perform ongoing analysis to ensure optimal protection of the area’s water resources. On June 18, 2015 the NEB approved the LTO application and issued a separate order imposing further conditions requiring Enbridge to perform hydrostatic tests of selected segments of the pipeline. Enbridge filed its hydrostatic test plan with the NEB on July 23, 2015, which was approved on July 27, 2015. Pending detailed engineering to confirm scope and timelines and fulfillment of permitting requirements, the Company expects the hydrostatic testing to be completed before the end of 2015. The line is expected to be placed into service following completion of the NEB’s review of the hydrostatic testing.

Cost estimates related to conditions imposed by the NEB, including valve placement and hydrostatic testing, are expected to increase the total project cost to $0.8 billion, inclusive of costs related to the previously mentioned Line 9A reversal. Pursuant to various agreements with shippers, Enbridge expects to recover from shippers the full costs of compliance with NEB imposed hydrostatic testing. Total expenditures to date on the Line 9A and Line 9B projects are approximately $0.7 billion.

On July 31, 2014, Enbridge filed an application for tolls on Line 9. After complaints from shippers on Line 9 were filed with the NEB with respect to the inclusion of mainline surcharges in the Line 9 toll, Enbridge requested that the NEB approve the tolls on an interim basis to allow for time to engage shippers in further discussions to attempt to resolve the outstanding issues. The NEB established interim tolls, which remain in effect. On January 30, 2015 the NEB convened a hearing to consider the matter. In response to a request from Enbridge that was supported by the shippers, the hearing has been suspended to allow Enbridge and shippers to engage in further discussions to resolve the outstanding issues.

Canadian Mainline Expansion

Enbridge is undertaking an expansion of the Alberta Clipper line between Hardisty, Alberta and the Canada/United States border near Gretna, Manitoba. The scope of the project consists of two phases that involve the addition of pumping horsepower to raise the capacity of the Alberta Clipper line from 450,000 bpd to 800,000 bpd. The initial phase to increase capacity from 450,000 bpd to 570,000 bpd was completed in the third quarter of 2014 at an estimated capital cost of approximately $0.2 billion. The second phase to increase capacity from 570,000 bpd to 800,000 bpd was completed in July 2015 at an expected cost of approximately $0.5 billion. The total cost of the entire expansion is approximately $0.7 billion. Receipt of the final regulatory approval on EEP’s portion of the mainline system expansion has been delayed. EEP continues to work with regulatory authorities; however, the timing of the federal regulatory approval cannot be determined at this time. A number of temporary system optimization actions have been undertaken to substantially mitigate any impact on throughput associated with this delay. See Growth Projects – Commercially Secured Projects – Sponsored Investments – Enbridge Energy Partners, L.P. – Lakehead System Mainline Expansion.

Surmont Phase 2 Expansion

In 2013, the Company entered into a terminal services agreement with ConocoPhillips Canada Resources Corp. (ConocoPhillips) and Total E&P Canada Ltd. (together, the ConocoPhillips Partnership) to expand the Cheecham Terminal to accommodate incremental bitumen production from Surmont’s Phase 2 expansion. The Company constructed two new 450,000 barrel blend tanks and converted an existing tank from blend to diluent service. The expansion occurred in two phases with the blended product system placed into service in November 2014 and the diluent system placed into service in March 2015 at a total cost of approximately $0.3 billion.

Canadian Mainline System Terminal Flexibility and Connectivity

As part of the Light Oil Market Access Program initiative, the Company undertook the Canadian Mainline System Terminal Flexibility and Connectivity project in order to accommodate additional light oil volumes and enhance the operational flexibility of the Canadian mainline terminals. The modifications comprised of upgrading existing booster pumps, installing additional booster pumps and adding new tank line connections. These projects had varying completion dates from 2013 through the second quarter of 2015. The total cost of the project was approximately $0.7 billion.

Woodland Pipeline Extension

The joint venture Woodland Pipeline Extension Project extends the Woodland Pipeline south from Enbridge’s Cheecham Terminal to its Edmonton Terminal. The extension is a 388-kilometre (241-mile), 36-inch diameter pipeline with an initial capacity of 400,000 bpd, expandable to 800,000 bpd. The project was complete and placed into service in July of 2015. Enbridge’s share of the project costs is approximately $0.7 billion.

Sunday Creek Terminal Expansion

In 2014, the Company announced it will construct additional facilities at its existing Sunday Creek Terminal, located in the Christina Lake area of northern Alberta, to support production growth from the Christina Lake oil sands project operated by Cenovus Energy Inc. and jointly owned with ConocoPhillips. The expansion includes development of a new site adjacent to the existing terminal, construction of a new 350,000 barrel tank with associated piping, pumps and measurement equipment, as well as civil construction work for a future tank. The estimated cost for the expansion is approximately $0.2 billion, with expenditures to date of approximately $0.2 billion and a targeted in-service date in the third quarter of 2015.

Edmonton to Hardisty Expansion

The Company is undertaking an expansion of the Canadian Mainline system between Edmonton, Alberta and Hardisty, Alberta. The expansion project includes 181 kilometres (112 miles) of new 36-inch diameter pipeline and will provide an initial capacity of approximately 570,000 bpd, expandable to 800,000 bpd. The new line generally follows the same route as Enbridge’s existing Line 4 pipeline. Also included in the project scope are connections into existing infrastructure at the Hardisty Terminal and new terminal facilities in Edmonton, Alberta which include five new 500,000 barrel tanks. The new pipeline was placed into service in April 2015, with additional tankage requirements expected to be completed by the fourth quarter of 2015. The total cost of the project is expected to be approximately $1.8 billion, with expenditures to date of approximately $1.3 billion.

Southern Access Extension

The Southern Access Extension joint venture involves the construction of a new 265-kilometre (165-mile), 24-inch diameter crude oil pipeline from Flanagan, Illinois to Patoka, Illinois, for an initial capacity of approximately 300,000 bpd, as well as additional tankage and two new pump stations. The project is expected to be placed into service in the fourth quarter of 2015. Enbridge’s share of the estimated capital cost is expected to be approximately US$0.6 billion, with expenditures to date of approximately US$0.3 billion.

AOC Hangingstone Lateral

In 2013, the Company entered into an agreement with Athabasca Oil Corporation (AOC) to provide pipeline and terminalling services to the proposed AOC Hangingstone Oil Sands Project (AOC Hangingstone) in Alberta. Phase I of the project will involve the construction of a new 49-kilometre (31-mile), 16-inch diameter pipeline from the AOC Hangingstone project site to Enbridge’s existing Cheecham Terminal and related facility modifications at Cheecham, Alberta. This phase of the project will provide an initial capacity of 16,000 bpd and is expected to be placed into service in the fourth quarter of 2015 at an estimated cost of approximately $0.2 billion. Expenditures to date on the project are approximately $0.1 billion. Phase 2 of the project, which is subject to commercial approval, would provide up to an additional 60,000 bpd for a total capacity of 76,000 bpd.

JACOS Hangingstone Project

Enbridge will undertake the construction of facilities and provide transportation services to the Japan Canada Oil Sands Limited (JACOS) Hangingstone Oil Sands Project (JACOS Hangingstone). JACOS and Nexen Energy ULC, a wholly-owned subsidiary of China National Offshore Oil Corporation Limited, are partners in the project which is operated by JACOS. Enbridge plans to construct a new 53-kilometre (33-mile), 12-inch lateral pipeline to connect the JACOS Hangingstone project site to Enbridge’s existing Cheecham Terminal. The project, which will provide capacity of 40,000 bpd and is expected to enter service in 2016, is estimated to cost approximately $0.2 billion.

Regional Oil Sands Optimization Project

In March 2015, the Company announced a plan to optimize previously announced expansions of its Regional Oil Sands System currently in execution. The Company previously announced the Wood Buffalo Extension, which includes the construction of a 30-inch pipeline, from Enbridge’s Cheecham Terminal to its Battle River Terminal at Hardisty, Alberta and associated terminal upgrades, and the Athabasca Pipeline Twin, which consists of the twinning of the southern section of the Athabasca Pipeline with a 36-inch diameter pipeline from Kirby Lake, Alberta to its Hardisty crude oil hub.

The optimization plan, which has been agreed to with the affected shippers, including Suncor Energy Inc., Total E&P Canada Ltd. and Teck Resources Limited (the Fort Hills Partners), will enable deferral of the southern segment of the Wood Buffalo Extension by connecting it to the Athabasca Pipeline Twin. The optimization involves the upsize of a 100-kilometre (60-mile) segment of the Wood Buffalo Extension between Cheecham, Alberta and Kirby Lake, Alberta from a 30-inch diameter pipeline to a 36-inch diameter pipeline, which will now connect to the origin of the Athabasca Pipeline Twin at Kirby Lake, Alberta. The capacity of the Athabasca Pipeline Twin will be expanded from 450,000 bpd to 800,000 bpd through additional horsepower.

The definitive cost estimate of the Wood Buffalo Extension was finalized at approximately $1.8 billion before optimization. As a result of the optimization, the cost estimate to complete the integrated Wood Buffalo Extension and Athabasca Pipeline Twin projects is expected to decrease from approximately $3.0 billion to approximately $2.6 billion. Expenditures on the joint projects to date are approximately $1.4 billion.

Subject to regulatory and other approvals, the integrated Wood Buffalo Extension and Athabasca Pipeline Twin will transport diluted bitumen from the proposed Fort Hills Partners’ oil sands project (Fort Hills Project) in northeastern Alberta, as well as from oil sands production from Suncor Energy Oil Sands Limited Partnership (Suncor Partnership) in the Athabasca region. The Wood Buffalo Extension and the Athabasca Pipeline Twin will ship blended bitumen from the Fort Hills Project and have an expected 2017 in-service date. As discussed below, the Norlite Pipeline System (Norlite) will ship diluent to the Fort Hills Project.

Norlite Pipeline System

Enbridge is undertaking the development of Norlite, a new industry diluent pipeline originating from Edmonton, Alberta to meet the needs of multiple producers in the Athabasca oil sands region. The scope of the project was increased to a 24-inch diameter pipeline, which will provide an initial capacity of approximately 224,000 bpd of diluent, with the potential to be further expanded to approximately 400,000 bpd of capacity with the addition of pump stations. Norlite will be anchored by throughput commitments from both the Fort Hills Partners for production from the proposed Fort Hills Project and from Suncor Partnership’s proprietary oil sands production. Norlite will involve the construction of a new 449-kilometre (278-mile) pipeline from Enbridge’s Stonefell Terminal to its Cheecham Terminal with an extension to Suncor Partnership’s East Tank Farm, which is adjacent to Enbridge’s existing Athabasca Terminal. Under an agreement with Keyera Corp. (Keyera), Norlite has the right to access certain existing capacity on Keyera’s pipelines between Edmonton, Alberta and Stonefell, Alberta and, in exchange, Keyera has elected to participate in the new pipeline infrastructure project as a 30% non-operating owner. Subject to regulatory and other approvals, Norlite is expected to be completed in 2017 at an estimated cost of approximately $1.3 billion, with expenditures to date of approximately $0.1 billion.

Canadian Line 3 Replacement Program

In 2014, Enbridge and EEP jointly announced that shipper support was received for investment in the Line 3 Replacement Program (L3R Program). The Canadian L3R Program will complement existing integrity programs by replacing approximately 1,084 kilometres (673 miles) of the remaining line segments of the existing Line 3 pipeline between Hardisty, Alberta and Gretna, Manitoba. While the L3R Program will not provide an increase in the overall capacity of the mainline system, it will support the safety and operational reliability of the overall system, enhance flexibility and allow the Company to optimize throughput. The L3R Program is expected to achieve an equivalent 34-inch diameter pipeline capacity of approximately 760,000 bpd, which will enhance the flexibility and reliability of the Enbridge mainline system’s overall western Canada export capacity.

Subject to regulatory and other approvals, the Canadian L3R Program is targeted to be completed in late 2017. The NEB deemed the Canadian Line 3R Program application complete and issued a hearing order in which it confirmed that it had until May 2016 to issue a decision. Enbridge has reached a settlement agreement with landowner associations representing Line 3 landowners in Canada and as a result these parties have withdrawn from the hearing process.

The estimated capital cost of the Canadian L3R Program is approximately $4.9 billion, with expenditures to date of approximately $0.5 billion. Costs of the Canadian L3R Program will be recovered through a 15-year toll surcharge mechanism under the Competitive Toll Settlement (CTS). For discussion on EEP’s portion of the L3R Program, refer to Growth Projects – Commercially Secured Projects – Sponsored Investments – Enbridge Energy Partners, L.P. – United States Line 3 Replacement Program.

GAS DISTRIBUTION

Greater Toronto Area Project

EGD is undertaking the expansion of its natural gas distribution system in the Greater Toronto Area (GTA) to meet the demands of growth and to continue the safe and reliable delivery of natural gas to current and future customers. The GTA project involves the construction of two new segments of pipeline, a 27-kilometre (17-mile), 42-inch diameter pipeline and a 23-kilometre (14-mile), 36-inch diameter pipeline in Toronto, Ontario, as well as related facilities to upgrade the existing distribution system that delivers natural gas to several municipalities in Ontario. Construction began in January 2015 and completion of the project is expected in the fourth quarter of 2015 at an estimated cost of approximately $0.8 billion, with expenditures to date of approximately $0.4 billion.

GAS PIPELINES, PROCESSING AND ENERGY SERVICES

Keechi Wind Project

In 2014, Enbridge announced it had entered into an agreement with Renewable Energy Systems Americas Inc. (RES Americas) to own and operate the 110-megawatt Keechi Wind Project (Keechi), located in Jack County, Texas. The project was constructed by RES Americas under a fixed price, engineering, procurement and construction agreement at a total cost of approximately US$0.2 billion, and it entered service in January 2015. The electricity generated by Keechi is delivered into the Electric Reliability Council of Texas, Inc. market under a 20-year power purchase agreement with Microsoft Corporation.

Walker Ridge Gas Gathering System

The Company has agreements with Chevron USA Inc. (Chevron) and Union Oil Company of California to expand its central Gulf of Mexico offshore pipeline system. Under the terms of the agreements, Enbridge is constructing and will own and operate the Walker Ridge Gas Gathering System (WRGGS) to provide natural gas gathering services to the Chevron operated Jack St. Malo and Big Foot ultra-deep water developments. The WRGGS includes 274 kilometres (170 miles) of 8-inch or 10-inch diameter pipeline at depths of up to approximately 2,150 metres (7,000 feet), with capacity of 100 million cubic feet per day (mmcf/d). The Jack St. Malo portion of the WRGGS was placed into service in December 2014. The Big Foot portion of the WRGGS start-up has been delayed due to platform installation issues experienced by Chevron. Chevron is currently investigating the extent of the damage and the delay. The Big Foot gas portion of the WRGGS has met its completion requirements under the terms of the agreements and Enbridge will begin collecting fees in September 2015. The total WRGGS project is expected to cost approximately US$0.4 billion, with expenditures to date of approximately US$0.3 billion.

Big Foot Oil Pipeline

Under agreements with Chevron, Statoil Gulf of Mexico LLC and Marubeni Oil & Gas (USA) Inc., Enbridge is constructing a 64-kilometre (40-mile) 20-inch oil pipeline with capacity of 100,000 bpd from Chevron’s Big Foot ultra-deep water development in the Gulf of Mexico. This crude oil pipeline project is complementary to Enbridge’s undertaking of the WRGGS construction, discussed above. Upon completion of the project, Enbridge will operate the Big Foot Oil Pipeline, located approximately 274 kilometres (170 miles) south of the coast of Louisiana. As noted above, although the Big Foot ultra-deep water development has been delayed, the Big Foot Oil Pipeline has met its completion requirements under the terms of the agreements and Enbridge will begin collecting fees in September 2015. The estimated capital cost of the project is approximately US$0.2 billion, with expenditures to date of approximately US$0.2 billion.

Aux Sable Extraction Plant Expansion

In 2014, the Company approved the expansion of fractionation capacity and related facilities at the Aux Sable Extraction Plant located in Channahon, Illinois. The expansion will facilitate the growing NGL-rich gas stream on the Alliance Pipeline, allow for effective management of Alliance Pipeline’s downstream natural gas heat content and support additional production and sale of NGL products. The expansion is expected to be placed into service in the second quarter of 2016, with Enbridge’s share of the project cost being approximately US$0.1 billion.

Heidelberg Oil Pipeline

The Company will construct, own and operate a crude oil pipeline in the Gulf of Mexico to connect the proposed Heidelberg development, operated by Anadarko Petroleum Corporation, to an existing third party system. Heidelberg Oil Pipeline (Heidelberg Pipeline), a 58-kilometre (36-mile), 20-inch diameter pipeline with capacity of 100,000 bpd, will originate in Green Canyon Block 860, approximately 320 kilometres (200 miles) southwest of New Orleans, Louisiana and in an estimated 1,600 metres (5,300 feet) of water. Heidelberg Pipeline is expected to be operational in the second quarter of 2016 at an approximate cost of US$0.1 billion, with expenditures to date of approximately US$0.1 billion.

Stampede Oil Pipeline

In January 2015, Enbridge announced that it will build, own and operate a crude oil pipeline in the Gulf of Mexico to connect the planned Stampede development, which is operated by Hess Corporation, to an existing third party pipeline system. The Stampede Oil Pipeline (Stampede Pipeline), a 26-kilometre (16-mile), 18-inch diameter pipeline with capacity of approximately 100,000 bpd, will originate in Green Canyon Block 468, approximately 350 kilometres (220 miles) southwest of New Orleans, Louisiana, at an estimated depth of 1,200 metres (3,500 feet). Stampede Pipeline is expected to be completed at an approximate cost of US$0.2 billion and is expected to be placed into service in 2018.

SPONSORED INVESTMENTS

Enbridge Energy Partners, L.P.

Eastern Access

The Eastern Access initiative includes a series of Enbridge and EEP crude oil pipeline projects to provide increased access to refineries in the upper midwest United States and eastern Canada. Projects undertaken by EEP include an expansion of Line 5 and of the United States mainline involving the Spearhead North Pipeline (Line 62), both completed in 2013, and replacement of additional segments of Line 6B, completed in 2014. The cost of these projects is approximately US$2.4 billion. For discussion on Enbridge’s portion of Eastern Access, refer to Growth Projects – Commercially Secured Projects – Liquids Pipelines – Eastern Access.

Additionally, the Eastern Access initiative also includes a further upsizing of EEP’s Line 6B. The Line 6B capacity expansion from Griffith, Indiana to Stockbridge, Michigan will increase capacity from 500,000 bpd to 570,000 bpd and will include pump station modifications at the Griffith, Niles and Mendon stations, additional modifications at the Griffith and Stockbridge terminals and breakout tankage at Stockbridge. The Line 6B capacity expansion is expected to cost approximately US$0.3 billion, with an expected in-service date of the first quarter of 2016.

The total estimated cost of the projects being undertaken by EEP as part of the Eastern Access initiative, including the Line 6B capacity expansion project, is approximately US$2.7 billion, with expenditures to date of approximately US$2.3 billion. The Eastern Access projects undertaken by EEP are being funded 75% by Enbridge and 25% by EEP. Within one year of the final in-service date of the collective projects, EEP will have the option to increase its economic interest held at that time by up to an additional 15%. On July 30, 2015, Enbridge and EEP reached an agreement to forego distributions to Enbridge Energy, Limited Partnership (EELP) for its interests in the Eastern Access projects until the second quarter of 2016. EELP holds partnership interest in assets that are jointly funded by Enbridge and EEP, including the Eastern Access projects. In return, Enbridge’s capital funding contribution requirements to the Eastern Access projects will be netted against its foregone cash distribution during this period.

Lakehead System Mainline Expansion

The Lakehead System Mainline Expansion includes several projects to expand capacity of the Lakehead System mainline between its origin at the Canada/United States border, near Neche, North Dakota to Flanagan, Illinois. These projects are in addition to expansions of the Lakehead System mainline being undertaken as part of the Eastern Access initiative and include the expansion of Alberta Clipper (Line 67) and Southern Access (Line 61) and the construction of the Spearhead North Twin (Line 78).

The current scope of the Alberta Clipper expansion between the border and Superior, Wisconsin consists of two phases. The initial phase included increasing capacity from 450,000 bpd to 570,000 bpd at an estimated capital cost of approximately US$0.2 billion. The second phase of the expansion will increase capacity from 570,000 bpd to 800,000 bpd at an estimated capital cost of approximately US$0.2 billion. The initial phase was completed in the third quarter of 2014 and the second phase was completed in July 2015. Both phases of the Alberta Clipper expansion required only the addition of pumping horsepower with no pipeline construction and are subject to regulatory and other approvals, including an amendment to the current Presidential border crossing permit to allow for operation of Line 67 at its currently planned operating capacity of 800,000 bpd. EEP continues to work with regulatory authorities; however, the timing of receipt of the amendment to the Presidential border crossing permit to allow for increased flow on Alberta Clipper across the border cannot be determined at this time. A number of temporary system optimization actions have been undertaken to substantially mitigate any impact on throughput associated with any delays in obtaining this amendment.

In November 2014, several environmental and Native American groups filed a complaint in the United States District Court in Minnesota against the United States Department of State (DOS). The Complaint alleges, among other things, that the DOS is in violation of the United States’ National Environmental Policy Act by acquiescing in Enbridge’s use of permitted cross border capacity on other pipelines to achieve the transportation of amounts in excess of Alberta Clipper’s current permitted capacity while the review and approval of Enbridge’s application to the DOS to increase Alberta Clipper’s permitted cross border capacity is still pending. Enbridge has intervened in the case and a decision at the trial level is not expected before the fourth quarter of 2015.

The current scope of the Southern Access expansion between Superior, Wisconsin and Flanagan, Illinois also consists of two phases. Both phases of the Southern Access expansion require only the addition of pumping horsepower with no pipeline construction. The initial phase to increase the capacity from 400,000 bpd to 560,000 bpd was completed in August 2014 at an estimated capital cost of approximately US$0.2 billion. EEP also plans to undertake a further expansion of the Southern Access line between Superior, Wisconsin and Flanagan, Illinois to increase capacity from 560,000 bpd to 1,200,000 bpd and add crude oil tankage at new and existing sites. The pipeline expansion has been split into two tranches. The first tranche expanded the pipeline capacity to 800,000 bpd and was placed in service in May 2015 at an estimated capital cost of approximately US$0.4 billion. Additional tankage is expected to cost approximately US$0.4 billion and will be completed on various dates beginning in the third quarter of 2015 through the second quarter of 2016. The second tranche will expand the pipeline capacity to 1,200,000 bpd at an estimated capital cost of approximately US$0.4 billion and is expected to be in service in 2017. The Company, in conjunction with shippers, decided to delay the in-service date of the final tranche of the Line 61 expansion to align more closely with the currently anticipated in-service date for the Sandpiper Project (Sandpiper), which will drive the need for additional downstream capacity on the Lakehead System.

On April 17, 2015, EEP filed an amended tariff with the FERC to provide shippers with optional in-transit merchant storage service. After discussions with the Canadian Association of Petroleum Producers (CAPP) and certain shippers, it was agreed on May 4, 2015 to withdraw the service in order to engage CAPP and shippers in further discussions regarding the appropriate utilization and compensation for tankage at Superior and Flanagan. Those discussions have concluded and the tankage will be placed into operational use on the Lakehead System.

As part of the Light Oil Market Access Program, EEP also plans to expand the capacity of the Lakehead System between Flanagan, Illinois and Griffith, Indiana. This section of the Lakehead System will be expanded by constructing a 127-kilometre (79-mile), 36-inch diameter twin of the existing Spearhead North Pipeline (Line 62). The project is expected to be completed at an estimated cost of approximately US$0.5 billion. Subject to regulatory and other approvals, the new line will have an initial capacity of 570,000 bpd and is expected to be placed into service in the fourth quarter of 2015.

The projects collectively referred to as the Lakehead System Mainline Expansion are expected to cost approximately US$2.3 billion, with expenditures incurred to date of approximately US$1.6 billion. EEP will operate the project on a cost-of-service basis. The Lakehead System Mainline Expansion is funded 75% by Enbridge and 25% by EEP. Within one year of the final in-service date of the collective projects, EEP will have the option to increase its economic interest held at that time by up to an additional 15%. On July 30, 2015, Enbridge and EEP reached an agreement to forego distributions to EELP for its interests in the Lakehead System Mainline Expansion until the second quarter of 2016. EELP holds partnership interests in assets that are jointly funded by Enbridge and EEP, including the Lakehead System Mainline Expansion. In return, Enbridge’s capital funding contribution requirements to the Lakehead System Mainline Expansion will be netted against its foregone cash distribution during this period.

Beckville Cryogenic Processing Facility

EEP and its partially-owned subsidiary, MEP, have constructed a cryogenic natural gas processing plant near Beckville (the Beckville Plant) in Panola County, Texas. The Beckville Plant offers incremental processing capacity for existing and future customers in the 10-county Cotton Valley shale region, where the East Texas system is located. The Beckville Plant has a natural gas processing capability of 150 mmcf/d and is expected to produce 8,500 bpd of NGL. The Beckville Plant was placed into service in May 2015 at a cost of approximately US$0.2 billion.

Eaglebine Gathering

In February 2015, EEP and MEP announced they are entering into the emerging Eaglebine shale play in East Texas through two transactions totalling approximately US$0.2 billion. EEP and MEP have commenced construction of a lateral and associated facilities that will create gathering capacity of over 50 mmcf/d for rich natural gas to be delivered from Eaglebine production areas to their complex of cryogenic processing facilities in East Texas. The initial facilities are projected to be placed into service by late 2015. EEP also expects to construct an additional lateral by the third quarter of 2016 to fully utilize the gathering capacity with the rest of EEP’s processing assets. MEP also acquired New Gulf Resources, LLC’s midstream business in Leon, Madison and Grimes Counties, Texas. The acquisition consists of a natural gas gathering system that is currently in operation. Expenditures incurred to date are approximately US$0.1 billion.

Sandpiper Project

As part of the Light Oil Market Access Program initiative, EEP plans to undertake Sandpiper, which will expand and extend EEP’s North Dakota feeder system. The Bakken takeaway capacity of the North Dakota System will be expanded by 225,000 bpd to a total of 580,000 bpd. The proposed expansion will involve construction of a 965-kilometre (600-mile) line from Beaver Lodge Station near Tioga, North Dakota to the Superior, Wisconsin mainline system terminal. The new line will twin the existing 210,000 bpd North Dakota System mainline, which now terminates at Clearbrook Terminal in Minnesota, by adding 250,000 bpd of capacity between Tioga and Berthold, North Dakota and 225,000 bpd of capacity between Berthold and Clearbrook, both with new 24-inch diameter pipelines, as well as adding 375,000 bpd of capacity between Clearbrook and Superior with a new 30-inch diameter pipeline. Sandpiper is expected to cost approximately US$2.6 billion, with expenditures incurred to date of approximately US$0.6 billion.

EEP is in the process of obtaining the appropriate construction permits within the state of Minnesota for Sandpiper. The permits require both a Certificate of Need and an approval of the pipeline’s route (Route Permit) from the Minnesota Public Utilities Commission (MNPUC). In June 2015, the MNPUC approved the Certificate of Need and indicated that the Route Permit proceedings should be restarted. The ALJ will set the schedule for the proceedings in the third quarter of 2015. These proceedings will evaluate the preferred route and its alternatives that connect Clearbrook and Superior. Subject to regulatory and other approvals, the expected in-service date for Sandpiper is 2017.

Marathon Petroleum Corporation (MPC) has been secured as an anchor shipper for Sandpiper. As part of the arrangement, EEP, through its subsidiary, North Dakota Pipeline Company LLC (NDPC) (formerly known as Enbridge Pipelines (North Dakota) LLC), and Williston Basin Pipeline LLC (Williston), an affiliate of MPC, entered into an agreement to, among other things, admit Williston as a member of NDPC. Williston will fund 37.5% of Sandpiper construction and will have the option to participate in other growth projects within NDPC, unless specifically excluded by the agreement; this investment is not to exceed US$1.2 billion in aggregate. In return for funding part of Sandpiper’s construction, Williston will obtain an approximate 27% equity interest in NDPC at the in-service date of Sandpiper.

United States Line 3 Replacement Program

In 2014, Enbridge and EEP jointly announced that shipper support was received for investment in the L3R Program. EEP will undertake the United States portion of the Line 3 Replacement Program (U.S. L3R Program) which will complement existing integrity programs by replacing approximately 576 kilometres (358 miles) of the remaining line segments of the existing Line 3 pipeline between Neche, North Dakota and Superior, Wisconsin. While the L3R Program will not provide an increase in the overall capacity of the mainline system, it will support the safety and operational reliability of the overall system, enhance flexibility and allow the Company to optimize throughput. The L3R Program is expected to achieve an equivalent 34-inch diameter pipeline capacity of approximately 760,000 bpd, which will enhance the flexibility and reliability of the Enbridge mainline system’s overall western Canada export capacity.

Subject to regulatory and other approvals, the U.S. L3R Program is targeted to be completed in late 2017. The MNPUC found both the Certificate of Need and Route permit applications for the U.S. L3R Program through Minnesota to be complete. The MNPUC bifurcated the two applications and have sent the Certificate of Need application to the ALJ for a pre-hearing meeting to establish a schedule. With respect to the Route Permit, the MNPUC allowed the Minnesota Department of Commerce to continue with its scheduled public scoping meetings.

The estimated capital cost of the U.S. L3R Program is approximately US$2.6 billion, with expenditures to date of approximately US$0.2 billion. The U.S. L3R Program will be jointly funded by Enbridge and EEP at participation levels that are subject to finalization. EEP will recover the costs based on its existing Facilities Surcharge Mechanism with the initial term of the agreement being 15 years. For the purpose of the toll surcharge, the agreement specifies a 30-year recovery of the capital based on a cost of service methodology.

OTHER ANNOUNCED PROJECTS UNDER DEVELOPMENT

The following projects have been announced by the Company, but have not yet met Enbridge’s criteria to be classified as commercially secured. The Company also has significant additional attractive projects under development that have not yet progressed to the point of public announcement. In its long-term funding plans, the Company makes full provision for all commercially secured projects and makes provision for projects under development based on an assessment of the aggregate securement success anticipated. Actual securement success achieved could exceed or fall short of the anticipated level.

LIQUIDS PIPELINES

Northern Gateway Project

The Northern Gateway Project (Northern Gateway) involves constructing a twin 1,178-kilometre (731-mile) pipeline system from near Edmonton, Alberta to a new marine terminal in Kitimat, British Columbia. One pipeline would transport crude oil for export from the Edmonton area to Kitimat and is proposed to be a 36-inch diameter line with an initial capacity of 525,000 bpd. The other pipeline would be used to transport imported condensate from Kitimat to the Edmonton area and is proposed to be a 20-inch diameter line with an initial capacity of 193,000 bpd.

In June 2014, the Governor in Council approved Northern Gateway, subject to 209 conditions following a recommendation from the Joint Review Panel (JRP). The Company continues to work closely with its customers in advancing this project to open West Coast market access and is making progress in fulfilling the conditions and building relationships and trust with communities and Aboriginal groups along the proposed route.

Nine applications to the Federal Court of Appeal (Federal Court) for leave for judicial review of the Order in Council have been filed pursuant to section 55 of the NEB Act. The applicants make two basic arguments in seeking leave. First, they argue that the JRP report and the Order in Council contain evidentiary gaps or gaps in reasoning. Second, they allege that the Crown has failed to discharge its constitutional duty to consult and, if appropriate, accommodate the Aboriginal applicants.

On September 26, 2014, the Federal Court granted leave to all nine applications and on December 17, 2014, the Federal Court issued a decision accepting the request by all parties to consolidate the nine applications into a single proceeding (the Application) and stated that delays in the hearing of the Application should be minimized. All of the Appellants’ Memoranda of Fact and Law and the Respondents’ Memoranda have been filed. The hearing on the Application is scheduled to occur in October of 2015. Depending on the outcome of these proceedings, which is anticipated late 2015, an application for Leave to Appeal to the Supreme Court of Canada is a possibility.

The Company has reviewed an updated cost estimate of Northern Gateway based on a full engineering analysis of the pipeline route and terminal location. Based on this comprehensive review, the Company expects that the final cost of the project will be substantially higher than the preliminary cost figures, which reflected a preliminary estimate prepared in 2004 and escalated to 2010. The drivers behind this substantial increase include the significant costs associated with escalation of labour and construction costs, satisfying the 209 conditions imposed in the Governor in Council approval, a larger portion of high cost pipeline terrain, more extensive terminal site rock excavations and a delayed anticipated in-service date. The updated cost estimate is currently being assessed and refined by Northern Gateway and the potential shippers. Expenditures to date, which relate primarily to the regulatory process, are approximately $0.5 billion, of which approximately half is being funded by potential shippers on Northern Gateway.

Subject to continued commercial support, receipt of regulatory and other approvals and adequately addressing landowner and local community concerns (including those of Aboriginal communities), the Company estimates that Northern Gateway could be in service in 2019 at the earliest. The timing and outcome of judicial reviews could also impact the start of construction or other project activities, which may lead to a delay in the start of operations beyond the current forecast.

Given the many uncertainties surrounding Northern Gateway, including final ownership structure, the potential financial impact of the project cannot be determined at this time.

The JRP posts public filings related to Northern Gateway on its website at http://gatewaypanel.review-examen.gc.ca/clf-nsi/hm-eng.html and Northern Gateway also maintains a website at http://www.gatewayfacts.ca/ where the full regulatory application submitted to the NEB, the 2010 Enbridge Northern Gateway Community Social Responsibility Report and the December 19, 2013 Report of the JRP on the Northern Gateway Application are available. Unless otherwise specifically stated, none of the information contained on, or connected to, the JRP website or the Northern Gateway website is incorporated by reference in, or otherwise part, of this MD&A.

FINANCIAL RESULTS

LIQUIDS PIPELINES

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
(millions of Canadian dollars)
Canadian Mainline	161	131	286	272
Regional Oil Sands System	43	48	91	90
Seaway and Flanagan South Pipeline	12	13	22	23
Spearhead Pipeline	8	9	14	18
Southern Lights Pipeline	2	12	4	24
Feeder Pipelines and Other	14	7	15	11
Adjusted earnings	240	220	432	438
Canadian Mainline - changes in unrealized derivative fair value gains/(loss)	195	211	(421)	39
Canadian Mainline - Line 9B costs incurred during reversal	(2)	(4)	(4)	(4)
Canadian Mainline - impact of tax rate changes	9	-	9	-
Regional Oil Sands System - make-up rights adjustment	7	2	11	-
Regional Oil Sands System - leak remediation and long-term pipeline stabilization costs	(6)	-	(6)	-
Regional Oil Sands System - leak insurance recoveries	-	4	9	4
Regional Oil Sands System - impact of tax rate changes	(31)	-	(31)	-
Seaway and Flanagan South Pipeline - make-up rights adjustment	1	-	(4)	-
Spearhead Pipeline - make-up rights adjustment	3	(1)	2	(1)
Feeder Pipelines and Other - make-up rights adjustment	(2)	2	(3)	2
Feeder Pipelines and Other - project development costs	(1)	(3)	(3)	(3)
Feeder Pipelines and Other - impact of tax rate changes	(4)	-	(4)	-
Earnings/(loss) attributable to common shareholders	409	431	(13)	475

Additional details on items impacting Liquids Pipelines earnings/(loss) include:

•      Canadian Mainline earnings/(loss) for each period reflected changes in unrealized fair value gains and losses on derivative financial instruments used to risk manage exposures inherent within the CTS, namely foreign exchange, power cost variability and allowance oil commodity prices.

•      Canadian Mainline earnings/(loss) for each period included depreciation and interest expenses charged to Line 9B while it is idled and undergoing a reversal as part of the Company’s Eastern Access initiative.

•      Regional Oil Sands System earnings for 2015 and 2014 included charges, as well as related insurance recoveries, associated with the Line 37 crude oil release, which occurred in June 2013.

•      Earnings/(loss) for Canadian Mainline, Regional Oil Sands System and Feeder Pipelines and Other included the impact of a corporate tax rate change in the province of Alberta on opening deferred income tax balances.

•      Feeder Pipelines and Other loss for 2015 included certain business development costs related to Northern Gateway that are anticipated to be recovered over the life of the project.

Canadian Mainline

Canadian Mainline adjusted earnings increased for the three and six months ended June 30, 2015 compared with the 2014 corresponding periods. The increase in adjusted earnings reflected higher throughput from strong oil sands production combined with strong refinery demand in the midwest market partly due to a start-up of a midwest refinery’s conversion to heavy oil processing in the second quarter of 2014. Higher throughput was also achieved from continued efforts by the Company to optimize capacity utilization and to enhance scheduling efficiency with shippers. Although throughput increased relative to the first half of 2014, throughput growth in 2015, particularly in the second quarter, was limited by upstream plant maintenance in Alberta. Other factors contributing to an increase in adjusted earnings were higher terminalling revenues and the impact of a stronger United States dollar compared with the Canadian dollar as the IJT Benchmark Toll and its components are set in United States dollars. The majority of the Company’s foreign exchange risk on Canadian Mainline earnings is hedged and the Company’s effective United States/Canada hedged foreign exchange rate was higher in the first half of 2015 compared with the same 2014 period. Also positively impacting adjusted earnings was lower income tax expense, which reflected current income taxes only and was lower due to higher available tax deductions from a larger asset base.

Partially offsetting the positive factors noted above was a lower quarter-over-quarter Canadian Mainline IJT Residual Benchmark Toll, although this impact lessened in the second quarter of 2015 as effective April 1, 2015, this toll increased by US$0.10 per barrel to US$1.63 per barrel. Changes in the Canadian Mainline IJT Residual Benchmark Toll are inversely related to the Lakehead System Toll, which was higher due to the recovery of incremental costs associated with EEP’s growth projects. Also mitigating the impact of a lower Canadian Mainline IJT Residual Benchmark Toll were new surcharges related to system expansions, including a surcharge for the Edmonton to Hardisty Expansion pipeline completed in April 2015. Other factors which negatively impacted adjusted earnings were higher power costs associated with higher throughput, higher operating and administrative expense, primarily in the first quarter of 2015, and higher interest expense to support increased business activities.

In 2015, the Company also commenced collecting, in its tolls, NEB mandated future abandonment costs from shippers. Approximately $17 million in revenues were recorded in the first half of 2015, but the amount was offset by a regulatory expense within operating and administrative expenses. For further details, refer to Critical Accounting Estimates.

Supplemental information on Canadian Mainline adjusted earnings for the three and six months ended June 30, 2015 and 2014 is provided below:

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
(millions of Canadian dollars)
Revenues	437	382	818	755
Expenses
Operating and administrative	94	99	202	183
Power	46	38	96	76
Depreciation and amortization	75	65	142	131
	215	202	440	390
	222	180	378	365
Other income/(expense)	(1)	(3)	3	(2)
Interest expense	(53)	(39)	(98)	(78)
	168	138	283	285
Income taxes recovery/(expense)	(7)	(7)	3	(13)
Adjusted earnings	161	131	286	272

Effective United States to Canadian dollar exchange rate[1]	1.097	1.021	1.088	1.020

June 30,	2015	2014
(United States dollars per barrel)
IJT Benchmark Toll[2]	$4.02	$3.98
Lakehead System Local Toll[3]	$2.39	$2.17
Canadian Mainline IJT Residual Benchmark Toll[4]	$1.63	$1.81

1      Inclusive of realized gains and losses on foreign exchange derivative financial instruments.

2      The IJT Benchmark Toll is per barrel of heavy crude oil transported from Hardisty, Alberta to Chicago, Illinois. A separate distance adjusted toll applies to shipments originating at receipt points other than Hardisty and lighter hydrocarbon liquids pay a lower toll than heavy crude oil. Effective July 1, 2014, the IJT Benchmark Toll increased from US$3.98 to US$4.02 and increased to US$4.07 effective July 1, 2015.

3      The Lakehead System Local Toll is per barrel of heavy crude oil transported from Neche, North Dakota to Chicago, Illinois. In 2014, EEP delayed its annual April 1 tariff filing for its Lakehead System as it was in negotiations with the CAPP concerning certain components of the tariff rate structure. The toll application was filed with the FERC on June 27, 2014, and effective August 1, 2014, the Lakehead System Toll increased from US$2.17 to US$2.49. Effective April 1, 2015 the Lakehead System Toll decreased from US$2.49 to US$2.39. Effective July 1, 2015, this toll increased to US$2.44.

4      The Canadian Mainline IJT Residual Benchmark Toll is per barrel of heavy crude oil transported from Hardisty, Alberta to Gretna, Manitoba. For any shipment, this toll is the difference between the IJT Benchmark Toll and the Lakehead System Local Toll. Effective July 1, 2014, this toll increased from US$1.81 to US$1.85 and subsequently decreased to US$1.53 effective August 1, 2014, coinciding with the revised Lakehead System Local Toll. Effective April 1, 2015, the Canadian Mainline IJT Residual Benchmark Toll increased to US$1.63.

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Throughput[1] (thousand barrels per day (kbpd))	2,073	1,968	2,141	1,936

1      Throughput volume, presented in kbpd, represents mainline deliveries ex-Gretna, Manitoba which is made up of United States and eastern Canada deliveries entering the mainline in western Canada.

Regional Oil Sands System

Regional Oil Sands System adjusted earnings for the first half of 2015 were slightly higher compared with the first half of 2014. Higher earnings were driven by earnings from the Norealis Pipeline which was completed in April 2014 and higher uncommitted volumes and capital expansion fee revenues on the Waupisoo Pipeline. These positive effects were largely offset by a reduction in contracted volumes on the Athabasca Mainline, although it was mitigated in part by higher uncommitted volumes on this pipeline. The reduction in the contracted volumes on the Athabasca Mainline, noted above, was the primary driver for lower 2015 second quarter adjusted earnings compared with the 2014 second quarter.

Seaway and Flanagan South Pipelines

Seaway and Flanagan South Pipelines adjusted earnings for the three and six months ended June 30, 2015 declined slightly compared with the corresponding 2014 periods. During the first half of 2015, as a result of Canadian Mainline apportionment, throughput on Seaway and Flanagan South Pipelines was lower than the throughput committed on these pipelines. When committed shippers on Flanagan South are unable to fulfill their volume commitments due to apportionment, they are provided with temporary relief to make up those volumes during the course of their contracts or the apportioned volumes are added on to the end of the contract term. The impact of upstream apportionment is expected to be alleviated as the Company expands its mainline system in 2015 and through continued system optimization measures.

Spearhead Pipeline

Spearhead Pipeline adjusted earnings decreased for the three and six months ended June 30, 2015 compared with the same 2014 periods. Lower throughput due to upstream apportionment and refinery maintenance drove lower adjusted earnings, partially offset by a decrease in power cost associated with the lower throughput.

Southern Lights Pipeline

Southern Lights Pipeline earnings for the first half of 2015 decreased compared with the corresponding 2014 period. The majority of the economic benefit derived from Southern Lights Pipeline is now reflected in earnings from the Fund following the Fund’s November 2014 subscription and purchase of Class A units of certain Enbridge subsidiaries, which provide a defined cash flow stream from Southern Lights Pipeline.

Feeder Pipelines and Other

Feeder Pipelines and Other adjusted earnings for the three and six months ended June 30, 2015 increased compared with the corresponding 2014 periods. The increase in adjusted earnings was attributable to higher earnings from Eddystone Rail Project completed in April 2014, incremental earnings from certain storage agreements and higher tolls and throughput on Toledo Pipeline. Partially offsetting the increase in adjusted earnings were higher business development costs not eligible for capitalization in the first quarter of 2015 and lower average tolls on Olympic Pipeline.

GAS DISTRIBUTION

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
(millions of Canadian dollars)
Enbridge Gas Distribution Inc. (EGD)	42	12	127	103
Other Gas Distribution and Storage	3	3	24	15
Adjusted earnings	45	15	151	118
EGD - (warmer)/colder than normal weather	(6)	4	27	37
Earnings attributable to common shareholders	39	19	178	155

EGD adjusted earnings increased for the three and six months ended June 30, 2015 compared with the corresponding 2014 periods. Higher adjusted earnings were largely attributable to two elements of difference between the first halves of 2014 and 2015. First, in both the first half of 2015 and 2014, EGD operated under interim distribution rates which in 2014 were based on the 2013 Cost of Service rates and in 2015 based on 2014 Final Rates as established in EGD’s Customized Incentive Rate Application. The second element is the reflection of a comprehensive settlement proposal approved by the OEB in April 2015 followed by a rate order in May 2015. The Company recognized the revenue deficiency between the interim and final approved rates during the second quarter of 2015. The Company will implement these final rates as part of the July 2015 Quarterly Rate Adjustment Mechanism, and the rates will be effective January 1, 2015. In 2014, EGD received the final OEB’s rate order in August 2014 and therefore reflected the impacts of the final rate order in the third quarter of 2014. Also contributing to the increase in adjusted earnings was customer growth and lower operating and administrative expense. Partially offsetting the increase in adjusted earnings were higher depreciation expense and inclusion of an estimated earnings sharing in 2015.

Other Gas Distribution and Storage earnings for first half of 2015 increased compared with the corresponding 2014 period. The increase in earnings reflected the absence of a loss that EGNB incurred in 2014 under a contract to sell natural gas to the province of New Brunswick. Due to an abnormally cold winter in the first quarter of 2014, costs associated with the fulfilment of the contract were higher than the revenues received. Excluding the impact of the above noted contract which expired in October 2014, EGNB 2015 first half earnings increased slightly due to higher distribution revenues.

GAS PIPELINES, PROCESSING AND ENERGY SERVICES

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
(millions of Canadian dollars)
Aux Sable	1	4	4	11
Energy Services	52	6	72	30
Alliance Pipeline US	-	12	-	24
Vector Pipeline	4	3	9	9
Canadian Midstream	13	6	23	11
Enbridge Offshore Pipelines (Offshore)	(1)	(4)	(2)	-
Other	5	-	9	1
Adjusted earnings	74	27	115	86
Aux Sable - accrual for commercial arrangements	(10)	-	(10)	-
Energy Services - changes in unrealized derivative fair value gains/(loss)	(8)	81	(34)	217
Canadian Midstream - impact of tax rate changes	(1)	-	(1)	-
Offshore - gain on sale of non-core assets	4	-	4	43
Other - changes in unrealized derivative fair value loss	(1)	(1)	-	(2)
Other - impact of tax rate changes	(4)	-	(4)	-
Earnings attributable to common shareholders	54	107	70	344

Additional details on items impacting Gas Pipelines, Processing and Energy Services earnings include:

•      Energy Services earnings for each period reflected changes in unrealized fair value gains and losses related to the revaluation of financial derivatives used to manage the profitability of transportation and storage transactions and the revaluation of inventory. Energy Services adjusted earnings for 2014 excluded a realized loss of $71 million incurred during the second quarter of 2014 to close out certain forward derivative financial contracts intended to hedge the value of committed physical transportation capacity in certain markets accessed by Energy Services, but determined to be no longer effective in doing so.

•      Enbridge Offshore Pipelines (Offshore) earnings/loss for 2015 and 2014 included a gain from the disposal of non-core assets.

•      Other earnings for each period reflected changes in unrealized fair value losses on the long-term power price derivative contracts acquired to hedge expected revenues and cash flows from the Blackspring Ridge Wind Project.

•      Other earnings for 2015 included the impact of a corporate tax rate change in the province of Alberta on opening deferred income tax balances.

Aux Sable earnings decreased in the first half of 2015 compared with the same period of 2014 and reflected lower fractionation margins resulting from a weaker commodity price environment and the loss of a producer processing contract at the Palermo Conditioning Plant.

Energy Services operates a physical commodity marketing business which captures value from quality, time and location differentials when opportunities arise. To execute these strategies Energy Services may lease storage or rail cars, as well as hold nomination or contractual rights on both third party and Enbridge-owned pipelines and storage facilities. Energy Services adjusted earnings for the three and six months ended June 30, 2015 increased compared with the corresponding 2014 periods. Higher earnings reflected strong refinery demand for crude oil feedstock leading to more favourable tank management opportunities. Also favourably impacting period-over-period adjusted earnings was the absence of losses realized in the first quarter of 2014 on certain financial contracts intended to hedge the value of committed transportation capacity, but which were not effective in doing so. During the second quarter of 2014, the Company closed out a forward component of these derivative contracts which had been determined to be no longer effective.

The absence of Alliance Pipeline US earnings in the first half of 2015 reflected the transfer of Alliance Pipeline US to the Fund in November 2014.

Canadian Midstream earnings increased in the three and six months ended June 30, 2015 compared with the comparative 2014 periods. Higher earnings reflected an increase in take-or-pay fees on the Company’s investment in Cabin and the Pipestone and Sexsmith Sour Gas Gathering and Compression Facilities, as well as higher volumes at Pipestone.

Offshore adjusted loss for the first half of 2015 was comparable with the first half of 2014. Higher earnings from the Jack St. Malo portion of WRGGS were offset by losses from equity investments in certain joint venture pipelines and the absence of earnings from non-core assets sold in March 2014. The second quarter of 2015 reflected similar trends as the first half of 2014, however; the absence of earnings from disposals of non-core assets did not have a quarter-over-quarter impact.

Adjusted earnings from Other for the three and six months ended June 30, 2015 increased compared with the corresponding 2014 periods and reflected contributions from new winds farms including the Wildcat wind farm acquired at the end of 2014. Also contributing to higher adjusted earnings were incremental earnings associated with the purchase of additional interests in the Lac Alfred and Massif du Sud wind projects, which closed in the fourth quarter of 2014.

SPONSORED INVESTMENTS

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
(millions of Canadian dollars)
Enbridge Energy Partners, L.P. (EEP)	64	50	126	95
Enbridge Energy, Limited Partnership (EELP)	30	13	50	20
Enbridge Income Fund (the Fund)	45	33	90	65
Adjusted earnings	139	96	266	180
EEP - goodwill impairment loss	(167)	-	(167)	-
EEP - changes in unrealized derivative fair value loss	(3)	(3)	(3)	(3)
EEP - make-up rights adjustment	1	(1)	1	(1)
EEP - leak remediation costs	-	(5)	-	(5)
The Fund - make up rights adjustment	2	-	1	-
The Fund - changes in unrealized derivative fair value gains/(loss)	3	-	(8)	-
The Fund - unrealized intercompany foreign exchange gains/(loss)	(4)	-	12	-
The Fund - drop down transaction costs	(3)	-	(3)	-
The Fund - gain on sale	5	-	5	-
The Fund - impact of tax rate changes	(6)	-	(6)	-
The Fund - write-down of regulatory balances	(3)	-	(3)	-
Earnings/(loss) attributable to common shareholders	(36)	87	95	171

Additional details on items impacting Sponsored Investments earnings/(loss) include:

•      EEP loss for 2015 included a goodwill impairment charge related to EEP’s natural gas and NGL businesses due to a prolonged decline in commodity prices which has reduced producers’ expected drilling programs and negatively impacted volumes on EEP’s natural gas and NGL systems.

•      EEP earnings for 2014 included charges related to estimated costs, before insurance recoveries, associated with the Line 6B crude oil release. See Recent Developments – Sponsored Investments – Enbridge Energy Partners, L.P. – Lakehead System Lines 6A and 6B Crude Oil Releases.

•      The Fund earnings for 2015 included the impact of a corporate tax rate change in the province of Alberta on opening deferred income tax balances.

EEP adjusted earnings increased for the three and six months ended June 30, 2015 compared with the corresponding 2014 periods. The adjusted earnings increase reflected higher throughput and tolls in EEP’s liquids business, as well as contributions from new assets placed into service in 2014 and 2015, the most prominent being the replacement and expansion of Line 6B completed in 2014. In addition, EEP adjusted earnings reflected incremental earnings from the transfer on January 2, 2015 of the remaining 66.7% interest in Alberta Clipper previously held by Enbridge through EELP. Partially offsetting the increase in adjusted earnings in EEP’s liquids business were higher operating and administrative costs, incremental power costs associated with higher throughput and higher depreciation expense from an increased asset base. Also contributing to higher earnings in the first half of 2015 were distributions from Class D units which were issued to Enbridge in July 2014 under an equity restructuring transaction and from Class E units which were issued in January 2015 in connection with the transfer of Alberta Clipper. Finally, the first half of 2015 reflected lower volumes within EEP’s natural gas and NGL businesses primarily as a result of reduced drilling programs by producers. EEP holds its natural gas and NGL businesses directly and indirectly through its partially-owned subsidiary, MEP.

On July 30, 2015, Enbridge and EEP reached an agreement to extend the deferral of quarterly cash distribution on Series 1 preferred units issued by EEP to Enbridge in May 2013. The first quarterly cash distribution will now occur in the third quarter of 2018 and the deferred distribution will now be payable in equal amounts over a 12-quarter period beginning the first quarter of 2019.

EELP earnings reflect Enbridge’s interests in both the Eastern Access and Lakehead System Mainline expansion projects. Earnings from EELP increased due to contributions from assets recently placed into service, most notably the expansion of Line 6B completed in phases during 2014 as part of the Company’s Eastern Access Program as well as the completion of components of the Company’s Lakehead System Mainline expansion projects in 2015. Partially offsetting the increase in earnings was the absence of earnings from EELP’s interest in Alberta Clipper which was transferred to EEP on January 2, 2015.

Adjusted earnings from the Fund increased for the three and six months ended March 31, 2015 compared with the corresponding 2014 periods. The increase in adjusted earnings reflected incremental earnings from natural gas and diluent pipeline interests transferred by Enbridge to the Fund in November 2014. Partially offsetting the increase in adjusted earnings were higher financing costs associated with debt raised to acquire the natural gas and diluent pipeline interests and higher income taxes. Finally, adjusted earnings were also positively impacted by higher preferred unit distributions and incentive fees received from the Fund.

CORPORATE

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
(millions of Canadian dollars)
Noverco Inc. (Noverco)	2	(4)	32	25
Other Corporate	5	(26)	(23)	(27)
Adjusted earnings/(loss)	7	(30)	9	(2)
Noverco - changes in unrealized derivative fair value loss	(7)	(1)	(10)	(5)
Other Corporate - changes in unrealized derivative fair value gains/(loss)	117	143	(205)	(6)
Other Corporate - deferred income tax out-of-period adjustment	-	-	71	-
Other Corporate - impact of tax rate changes	38	-	44	-
Other Corporate - drop down transaction costs	(5)	-	(6)	-
Other Corporate - tax on intercompany gains on sale of assets	(39)	-	(39)	-
Other Corporate - gain on sale of investment	-	-	-	14
Earnings/(loss) attributable to common shareholders	111	112	(136)	1

Additional details on items impacting Corporate earnings/loss include:

•      Other Corporate earnings/loss for each period included changes in the unrealized fair value gains and losses on derivative financial instruments related to forward foreign exchange risk management positions.

•      Other Corporate earnings/loss for 2015 included an out-of-period adjustment to reduce deferred income tax expense related to intercompany preferred dividends.

•      Other Corporate earnings/loss for 2015 was impacted by tax on an intercompany gain on sale.

•      Other Corporate earnings/loss for 2015 included the impact of a corporate tax rate change in the province of Alberta on opening deferred income tax balances.

Noverco adjusted earnings for the three and six months ended June 30, 2015 increased compared with the corresponding 2014 periods. Noverco adjusted earnings include returns on the Company’s preferred share investments, as well as its equity earnings from Noverco’s underlying gas and power distribution investments. Higher adjusted earnings were attributable to the timing of an equity earnings adjustment related to the second quarter of 2014, which was recognized in the third quarter of 2014. Excluding the impact of the adjustment noted above, Noverco adjusted earnings were comparable between 2015 and 2014 periods.

Other Corporate adjusted loss decreased in the first half of 2015 compared with the first half of 2014 reflecting lower net Corporate segment finance costs, partially offset by higher preference share dividends reflecting additional preference shares issued in 2014 to fund the Company’s growth capital program.

LIQUIDITY AND CAPITAL RESOURCES

The maintenance of financial strength and flexibility is fundamental to Enbridge’s growth strategy, particularly in light of the record level of capital projects currently secured or under development. Access to timely funding from capital markets could be limited by factors outside Enbridge’s control, including but not limited to financial market volatility resulting from economic and political events both inside and outside North America. To mitigate such risks, the Company actively manages financial plans and strategies to ensure it maintains sufficient liquidity to meet routine operating and future capital requirements. In the near term, the Company generally expects to utilize cash from operations and the issuance of debt, commercial paper and/or credit facility draws to fund liabilities as they become due, finance capital expenditures, fund debt retirements and pay common and preference share dividends. Furthermore, Enbridge targets to maintain sufficient standby liquidity to bridge fund through protracted capital markets disruptions. The Company targets to maintain sufficient liquidity through committed credit facilities with a diversified group of banks and institutions to enable it to fund all anticipated requirements for approximately one year without accessing the capital markets.

The Company’s financing plan is regularly updated to reflect evolving capital requirements and financial market conditions and identifies a variety of potential sources of debt and equity funding alternatives, including utilization of its sponsored vehicles through which it can monetize assets, with the objective of diversifying funding sources and maintaining access to low cost capital. During the first half of 2015, the Company completed the issuance of US$294 million Class A Common Units of its subsidiary EEP.

On June 19, 2015, following the Company’s announcement of the execution of the definitive agreement in connection with the Transaction, certain credit ratings of the Company were revised or affirmed.

•      DBRS Limited updated the rating outlook to Under Review - Negative and indicated that it expects to downgrade all of the Company’s ratings by one level to BBB (high), with stable trends, upon completion of the Transaction.

•      Moody’s Investor Services, Inc. downgraded the Company’s issuer rating and medium-term notes and unsecured debt rating from Baa1 to Baa2 and updated this rating outlook to stable and downgraded the Company’s preference share credit rating from Baa3 to Ba1 and updated this rating outlook to stable

•      Standard & Poor’s Ratings Services (S&P) downgraded the Company’s corporate credit rating and unsecured debt rating from A- to BBB+ and removed these ratings from credit watch and downgraded the Company’s preference share credit rating from P-2 to P-2 (low) and removed this rating from credit watch. S&P also affirmed the Company’s Canadian commercial paper credit rating of A-1 (low), removed this rating from credit watch and maintained an overall A-2 short-term rating and removed this rating from credit watch.

The Company believes that it continues to have appropriate access to financial markets both in Canada and the United States and it expects that upon completion of the Transaction all ratings will have a stable outlook.

Until the completion of the Transaction, the Company expects to rely less on public capital markets and more on available bank liquidity to meets its funding requirements. To ensure ongoing liquidity and to mitigate the risk of capital market disruption, Enbridge maintains ready access to funds through committed bank credit facilities. In addition to ensuring adequate liquidity, the Company actively manages its bank funding sources to optimize pricing and other terms. The following table provides a summary of the Company’s committed credit facilities as at June 30, 2015 and December 31, 2014.

		June 30, 2015			December 31, 2014
	Maturity Dates	Total Facilities	Draws[1]	Available	Total Facilities
(millions of Canadian dollars)
Liquids Pipelines	2016	300	300	-	300
Gas Distribution	2016-2019	1,009	688	321	1,008
Sponsored Investments	2016-2019	4,834	3,344	1,490	4,531
Corporate	2016-2019	14,876	8,067	6,809	12,772
Total committed credit facilities		21,019	12,399	8,620	18,611

1      Includes facility draws, letters of credit and commercial paper issuances that are back-stopped by the credit facility.

In addition to the committed credit facilities noted above, the Company also has $381 million (December 31, 2014 - $361 million) of uncommitted demand credit facilities, of which $86 million (December 31, 2014 - $80 million) were unutilized as at June 30, 2015.

The Company’s net available liquidity of $9,516 million as at June 30, 2015 was inclusive of $1,209 million of unrestricted cash and cash equivalents and net of bank indebtedness of $313 million as reported on the Consolidated Statements of Financial Position.

The Company’s credit facility agreements include standard events of default and covenant provisions whereby accelerated repayment may be required if the Company were to default on payment or violate certain covenants. As at June 30, 2015, the Company was in compliance with all debt covenants and expects to continue to comply with such covenants.

There are no material restrictions on the Company’s cash with the exception of cash in trust of $68 million related to cash collateral and for specific shipper commitments. Cash and cash equivalents held by EEP and the Fund are generally not readily accessible by Enbridge until distributions are declared and paid by these entities, which occurs quarterly for EEP and monthly for the Fund. Further, cash and cash equivalents held by certain foreign subsidiaries may not be readily accessible for alternative uses by Enbridge.

OPERATING ACTIVITIES

Cash generated from operating activities for the three and six months ended June 30, 2015 was $1,350 million and $2,860 million, respectively, compared with $812 million and $1,145 million for the three and six months ended June 30, 2014.

Cash from operating activities increased by approximately $538 million and $1,715 million for the three and six months ended June 30, 2015, respectively, relative to the comparable periods in 2014. This cash growth delivered by operations is a reflection of the positive factors discussed in Financial Results, which include higher throughput on Canadian Mainline, higher volumes and tolls on EEP’s liquids business, contributions from new liquids pipeline assets placed into service in recent years and strong refinery demand for crude oil feedstock leading to more favourable tank management opportunities for Energy Services.

Another contributor to the increase in cash from operating activities was a positive period-over-period change in operating assets and liabilities of approximately $230 million and $1,194 million for the three and six months ended June 30, 2015, as compared to the same periods in 2014, derived primarily from a negative impact in early 2014 related to significantly higher natural gas prices combined with colder weather within the Company’s gas distribution business, which resulted in the Company accumulating a significant regulatory receivable, fluctuations in crude oil prices within Sponsored Investments during the first half of 2015 and other normal course factors including timing of cash receipts and payments.

At June 30, 2015, the Company had a negative working capital position. Despite this negative working capital, the Company continues to have significant liquidity available through committed credit facilities, which allow for the funding of liabilities as they become due. As discussed above, as at June 30, 2015, the Company’s net available liquidity totalled $9,516 million (December 31, 2014 - $9,291 million). In addition, it is anticipated that any current maturities of long-term debt will be refinanced upon maturity.

INVESTING ACTIVITIES

Cash used in investing activities for the three and six months ended June 30, 2015 was $2,025 million and $3,891 million, respectively, compared with $2,886 million and $5,629 million for the three and six months ended June 30, 2014.The Company continues with the execution of its growth projects, which are discussed in Growth Projects – Commercially Secured Projects. The timing of project approval, construction and in-service dates impact the timing of cash requirements. Cash used in investing activities has decreased period-over-period primarily due to the successful completion in 2014 of growth projects including the Flanagan South Pipeline and the Seaway Twinning/Extension which required significant investments during the first six months of 2014, partially offset by higher capital spending on the GTA project during the first six months of 2015.

FINANCING ACTIVITIES

Cash generated from financing activities for the three and six months ended June 30, 2015 was $686 million and $911 million, respectively, compared with $2,490 million and $4,955 million for the three and six months ended June 30, 2014. The reduction of the cash generated from financing activities relative to the comparable period in 2014 reflects lower capital requirements.

During the first six months of 2015, the Company increased its overall debt by $1,290 million. The most significant contributor was an increase in credit facilities and commercial paper draws of $2,236 million, partially offset by repayments of medium-term notes and short-term borrowings of $395 million and $551 million respectively. For the comparative period in 2014, the Company increased its overall debt by $4,490 million. The most significant contributors were the issuance of medium-term notes, net of repayments, of $2,831 million, credit facilities and commercial paper draws, net of repayments, of $1,215 million and increased short-term borrowings, net of repayments, of $444 million.

Furthermore, during the first six months of 2014 the Company raised net proceeds of $758 million in preference shares (2015 - nil) and $406 million in common shares primarily through public offerings (2015 - $40 million through routine exercises of stock options). Additional preference and common shares outstanding in 2015 together with a 33% increase in the common share dividend rate effective in the first quarter of 2015, gave rise to an increase in dividends paid during the first six months of 2015 compared with the same period in 2014.

Financing activities also included transactions between the Company’s Sponsored Investments and their public unitholders, also referred to as noncontrolling interests. During the first six months of 2015, sponsored vehicles received contributions, net of distributions, of $202 million, primarily as a result of their equity issuances to the public. During the comparative period in 2014, these sponsored vehicles made distributions, net of contributions, of $216 million.

Dividend Reinvestment and Share Purchase Plan

Participants in the Company’s Dividend Reinvestment and Share Purchase Plan receive a 2% discount on the purchase of common shares with reinvested dividends. For the three months ended June 30, 2015, dividends declared were $399 million (2014 - $293 million), of which $238 million (2014 - $187 million) were paid in cash and reflected in financing activities. The remaining $161 million (2014 - $106 million) of dividends declared were reinvested pursuant to the plan and resulted in the issuance of common shares rather than a cash payment. For the six months ended June 30, 2015, dividends declared were $795 million (2014 - $584 million), of which $479 million (2014 - $372 million) were paid in cash and reflected in financing activities. The remaining $316 million (2014 - $212 million) of dividends declared were reinvested pursuant to the plan and resulted in the issuance of common shares rather than a cash payment. For the three and six months ended June 30, 2015, 40.4% (2014 - 36.2%) and 39.7% (2014 - 36.3%) of total dividends declared were reinvested.

On July 28, 2015, the Enbridge Board of Directors declared the following quarterly dividends. All dividends are payable on September 1, 2015 to shareholders of record on August 14, 2015.

Common Shares	$0.46500
Preference Shares, Series A	$0.34375
Preference Shares, Series B	$0.25000
Preference Shares, Series D	$0.25000
Preference Shares, Series F	$0.25000
Preference Shares, Series H	$0.25000
Preference Shares, Series J	US$0.25000
Preference Shares, Series L	US$0.25000
Preference Shares, Series N	$0.25000
Preference Shares, Series P	$0.25000
Preference Shares, Series R	$0.25000
Preference Shares, Series 1	US$0.25000
Preference Shares, Series 3	$0.25000
Preference Shares, Series 5	US$0.27500
Preference Shares, Series 7	$0.27500
Preference Shares, Series 9	$0.27500
Preference Shares, Series 11	$0.27500
Preference Shares, Series 13	$0.27500
Preference Shares, Series 15	$0.27500

CAPITAL EXPENDITURE COMMITMENTS

The Company has signed contracts for the purchase of services, pipe and other materials totalling $2,799 million which are expected to be paid over the next five years.

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

MARKET RISK

The Company’s earnings, cash flows and other comprehensive income (OCI) are subject to movements in foreign exchange rates, interest rates, commodity prices and the Company’s share price (collectively, market risk). Formal risk management policies, processes and systems have been designed to mitigate these risks.

The following summarizes the types of market risks to which the Company is exposed and the risk management instruments used to mitigate them. The Company uses a combination of qualifying and non-qualifying derivative instruments to manage the risks noted below.

Foreign Exchange Risk

The Company generates certain revenues, incurs expense and holds a number of investments and subsidiaries that are denominated in currencies other than Canadian dollars. As a result, the Company’s earnings, cash flows and OCI are exposed to fluctuations resulting from foreign exchange rate variability.

The Company has implemented a policy whereby, at a minimum, it hedges a level of foreign currency denominated earnings exposures over a five year forecast horizon. A combination of qualifying and non-qualifying derivative instruments is used to hedge anticipated foreign currency denominated revenues and expense, and to manage variability in cash flows. The Company hedges certain net investments in United States dollar denominated investments and subsidiaries using foreign currency derivatives and United States dollar denominated debt.

Interest Rate Risk

The Company’s earnings and cash flows are exposed to short-term interest rate variability due to the regular repricing of its variable rate debt, primarily commercial paper. Pay fixed-receive floating interest rate swaps and options are used to hedge against the effect of future interest rate movements. The Company has implemented a program to significantly mitigate the impact of short-term interest rate volatility on interest expense through 2019 via execution of floating to fixed interest rate swaps with an average swap rate of 2.3%.

The Company’s earnings and cash flows are also exposed to variability in longer-term interest rates ahead of anticipated fixed rate debt issuances. Forward starting interest rate swaps are used to hedge against the effect of future interest rate movements. The Company has implemented a program to significantly mitigate its exposure to long-term interest rate variability on select forecast term debt issuances through 2019 via execution of floating to fixed interest rate swaps with an average swap rate of 4.0%.

The Company also monitors its debt portfolio mix of fixed and variable rate debt instruments to maintain a consolidated portfolio of debt within its Board of Directors approved policy limit of a maximum of 25% floating rate debt as a percentage of total debt outstanding. The Company primarily uses qualifying derivative instruments to manage interest rate risk.

Commodity Price Risk

The Company’s earnings and cash flows are exposed to changes in commodity prices as a result of its ownership interests in certain assets and investments, as well as through the activities of its energy services subsidiaries. These commodities include natural gas, crude oil, power and NGL. The Company employs financial derivative instruments to fix a portion of the variable price exposures that arise from physical transactions involving these commodities. The Company uses primarily non-qualifying derivative instruments to manage commodity price risk.

Equity Price Risk

Equity price risk is the risk of earnings fluctuations due to changes in the Company’s share price. The Company has exposure to its own common share price through the issuance of various forms of stock-based compensation, which affect earnings through revaluation of the outstanding units every period. The Company uses equity derivatives to manage the earnings volatility derived from one form of stock-based compensation, restricted stock units. The Company uses a combination of qualifying and non-qualifying derivative instruments to manage equity price risk.

The Effect of Derivative Instruments on the Statements of Earnings and Comprehensive Income

The following table presents the effect of derivative instruments on the Company’s consolidated earnings and consolidated comprehensive income, before the effect of income taxes.

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
(millions of Canadian dollars)
Amount of unrealized gains/(loss) recognized in OCI
Cash flow hedges
Foreign exchange contracts	(15)	(60)	30	(31)
Interest rate contracts	392	(279)	(272)	(521)
Commodity contracts	(29)	(10)	(10)	(17)
Other contracts	(6)	3	(14)	8
Net investment hedges
Foreign exchange contracts	22	45	(101)	(3)
	364	(301)	(367)	(564)
Amount of gains/(loss) reclassified from Accumulated other comprehensive income (AOCI) to earnings (effective portion)
Foreign exchange contracts[1]	6	16	6	15
Interest rate contracts[2]	23	23	33	44
Commodity contracts[3]	(2)	5	(22)	12
Other contracts[4]	1	(3)	6	(7)
	28	41	23	64
Amount of gains/(loss) reclassified from AOCI to earnings (ineffective portion and amount excluded from effectiveness testing)
Interest rate contracts[2]	(12)	3	(35)	28
Commodity contracts[3]	-	2	5	3
	(12)	5	(30)	31
Amount of gains/(loss) from non-qualifying derivatives included in earnings
Foreign exchange contracts[1]	388	478	(905)	58
Interest rate contracts[2]	-	1	-	2
Commodity contracts[3]	(35)	128	(227)	301
Other contracts[4]	(1)	2	1	7
	352	609	(1,131)	368

1                  Reported within Transportation and other services revenues and Other income/(expense) in the Consolidated Statements of Earnings.

2                  Reported as an increase/(decrease) within Interest expense in the Consolidated Statements of Earnings.

3                  Reported within Transportation and other services revenues, Commodity sales revenue, Commodity costs and Operating and administrative expense in the Consolidated Statements of Earnings.

4                  Reported within Operating and administrative expense in the Consolidated Statements of Earnings.

LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations, including commitments and guarantees, as they become due. In order to manage this risk, the Company forecasts cash requirements over a 12 month rolling time period to determine whether sufficient funds will be available. The Company’s primary sources of liquidity and capital resources are funds generated from operations, the issuance of commercial paper and draws under committed credit facilities and long-term debt, which includes debentures and medium-term notes. The Company maintains current shelf prospectuses with securities regulators, which enables, subject to market conditions, ready access to either the Canadian or United States public capital markets. However, until the Canadian Restructuring Plan is complete, which is targeted for the third quarter of 2015, the Company may not access the public markets as regularly as it has in recent quarters. The Company, through committed credit facilities with a diversified group of banks and institutions, targets to maintain sufficient liquidity to enable it to fund all anticipated requirements for approximately one year without accessing the capital markets. The Company is in compliance with all the terms and conditions of its committed credit facilities as at June 30, 2015. As a result, all credit facilities are available to the Company and the banks are obligated to fund and have been funding the Company under the terms of the facilities.

CREDIT RISK

Entering into derivative financial instruments may result in exposure to credit risk. Credit risk arises from the possibility that a counterparty will default on its contractual obligations. In order to mitigate this risk, the Company enters into risk management transactions primarily with institutions that possess investment grade credit ratings. Credit risk relating to derivative counterparties is mitigated by credit exposure limits and contractual requirements, frequent assessment of counterparty credit ratings and netting arrangements.

The Company generally has a policy of entering into individual International Swaps and Derivatives Association, Inc. agreements, or other similar derivative agreements, with the majority of its derivative counterparties. These agreements provide for the net settlement of derivative instruments outstanding with specific counterparties in the event of bankruptcy or other significant credit event, and would reduce the Company’s credit risk exposure on derivative asset positions outstanding with the counterparties in these particular circumstances.

Credit risk also arises from trade and other long-term receivables, and is mitigated through credit exposure limits and contractual requirements, assessment of credit ratings and netting arrangements. Within Gas Distribution, credit risk is mitigated by the large and diversified customer base and the ability to recover an estimate for doubtful accounts through the ratemaking process. The Company actively monitors the financial strength of large industrial customers and, in select cases, has obtained additional security to minimize the risk of default on receivables. Generally, the Company classifies and provides for receivables older than 30 days as past due. The maximum exposure to credit risk related to non-derivative financial assets is their carrying value.

FAIR VALUE MEASUREMENTS

The Company uses the most observable inputs available to estimate the fair value of its derivatives. When possible, the Company estimates the fair value of its derivatives based on quoted market prices. If quoted market prices are not available, the Company uses estimates from third party brokers. For non-exchange traded derivatives classified in Levels 2 and 3, the Company uses standard valuation techniques to calculate the estimated fair value. These methods include discounted cash flows for forwards and swaps and Black-Scholes-Merton pricing models for options. Depending on the type of derivative and nature of the underlying risk, the Company uses observable market prices (interest rates, foreign exchange rates, commodity prices and share prices, as applicable) and volatility as primary inputs to these valuation techniques. Finally, the Company considers its own credit default swap spread, as well as the credit default swap spreads associated with its counterparties, in its estimation of fair value.

CRITICAL ACCOUNTING ESTIMATES

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations (ARO) associated with the retirement of long-lived assets are measured at fair value and recognized as Other long-term liabilities in the period in which they can be reasonably determined. The fair value approximates the cost a third party would charge to perform the tasks necessary to retire such assets and is recognized at the present value of expected future cash flows. ARO are added to the carrying value of the associated asset and depreciated over the asset’s useful life. The corresponding liability is accreted over time through charges to earnings and is reduced by actual costs of decommissioning and reclamation. The Company’s estimates of retirement costs could change as a result of changes in cost estimates and regulatory requirements.

In 2009, the NEB issued a decision related to the Land Matters Consultation Initiative (LMCI), which required holders of an authorization to operate a pipeline under the NEB Act to file a proposed process and mechanism to set aside funds to pay for future abandonment costs in respect of the sites in Canada used for the operation of a pipeline. The NEB’s decision stated that while pipeline companies are ultimately responsible for the full costs of abandoning pipelines, abandonment costs are a legitimate cost of providing service and are recoverable from the users of the pipeline upon approval by the NEB.

Following the NEB’s final approval of the collection mechanism and the set-aside mechanism for LMCI, the Company began collecting and setting aside funds to cover future abandonment costs effective January 1, 2015. The funds collected are held in trusts in accordance with the NEB decision. The funds collected from shippers are reported within Transportation and other services revenues and Long-term investments. Concurrently, the Company reflects the future abandonment cost as an increase to Operating and administrative expense and Other long-term liabilities.

Currently, for the majority of the Company’s assets, there is insufficient data or information to reasonably determine the timing of settlement for estimating the fair value of the ARO. In these cases, the ARO cost is considered indeterminate for accounting purposes, as there is no data or information that can be derived from past practice, industry practice or the estimated economic life of the asset.

CHANGES IN ACCOUNTING POLICIES

ADOPTION OF NEW STANDARDS

Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity

Effective January 1, 2015, the Company prospectively adopted Accounting Standards Update (ASU) 2014-08 which changes the criteria and disclosures for reporting discontinued operations. The revised criteria will in general, result in fewer transactions being categorized as discontinued operations. There was no material impact to the consolidated financial statements as a result of adopting this update.

Extraordinary and Unusual Items

Effective January 1, 2015, the Company prospectively adopted ASU 2015-01 which eliminates the concept of extraordinary items from U.S. GAAP. Entities will no longer be required to separately classify and present extraordinary items in the income statement. There was no material impact to the Company’s consolidated financial statements as a result of adopting this update.

FUTURE ACCOUNTING POLICY CHANGES

Measurement Date of Defined Benefit Obligation and Plan Assets

ASU 2015-04 was issued in April 2015 with the intent to simplify the fair value measurement of defined benefit plan assets and obligations. For entities with a fiscal year end that does not coincide with a month end, the new standard permits an entity to measure its defined benefit plan assets and obligations using the month end that is closest to the entity’s fiscal year end. In addition, where there are significant events in an interim period that would trigger a re-measurement of the plan assets and obligations, an entity is also permitted to re-measure such assets and obligations using the month end that is closest to the date of the significant event. The accounting update is effective for financial statements issued for fiscal years beginning after December 15, 2015 and is to be applied on a prospective basis. The adoption of the pronouncement is not anticipated to have a material impact on the Company’s consolidated financial statements.

Simplifying the Presentation of Debt Issuance Costs

ASU 2015-03 was issued in April 2015 with the intent to simplify the presentation of debt issuance costs. The new standard requires a debt issuance cost related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, as consistent with the presentation of debt discounts or premiums. This accounting update is effective for financial statements issued for fiscal years beginning after December 15, 2015 on a retrospective basis. The adoption of the pronouncement is not anticipated to have a material impact on the Company’s consolidated financial statements.

Amendments to the Consolidation Analysis

ASU 2015-02, issued in February 2015, revises the current consolidation guidance which results in a change in the determination of whether an entity consolidates certain types of legal entities. The Company is currently assessing the impact of the new standard on its consolidated financial statements. The new standard is effective for annual and interim reporting periods beginning after December 15, 2015 and may be applied on a full or modified retrospective basis.

Revenue from Contracts with Customers

ASU 2014-09 was issued in May 2014 with the intent of significantly enhancing comparability of revenue recognition practices across entities and industries. The new standard provides a single principles-based, five-step model to be applied to all contracts with customers and introduces new, increased disclosure requirements. The Company is currently assessing the impact of the new standard on its consolidated financial statements. In July 2015, the effective date of the new standard was delayed by one year and the new standard is now effective for annual and interim periods beginning on or after December 15, 2017 and may be applied on either a full or modified retrospective basis.

QUARTERLY FINANCIAL INFORMATION1

	2015		2014				2013
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
(millions of Canadian dollars, except per share amounts)
Revenues	8,631	7,929	8,797	8,297	10,026	10,521	8,293	8,998
Earnings/(loss) attributable to common shareholders	577	(383)	88	(80)	756	390	(267)	421
Earnings/(loss) per common share	0.68	(0.46)	0.11	(0.10)	0.92	0.48	(0.33)	0.52
Diluted earnings/(loss) per common share	0.67	(0.46)	0.10	(0.10)	0.91	0.47	(0.33)	0.51
Dividends per common share	0.465	0.465	0.350	0.350	0.350	0.350	0.315	0.315
EGD - warmer/(colder) than normal weather	6	(33)	(1)	2	(4)	(33)	(13)	-
Changes in unrealized derivative fair value (gains)/loss	(296)	977	164	396	(430)	190	613	(223)

1      Quarterly financial information has been extracted from financial statements prepared in accordance with U.S. GAAP.

Several factors impact comparability of the Company’s financial results on a quarterly basis, including, but not limited to, seasonality in the Company’s gas distribution businesses, fluctuations in market prices such as foreign exchange rates and commodity prices, disposals of investments or assets and the timing of in-service dates of new projects.

A significant part of the Company’s revenues is generated from its energy services operations. Revenues from these operations depend on activity levels, which vary from year to year depending on market conditions and commodity prices. Commodity prices do not directly impact earnings since these earnings reflect a margin or percentage of revenues that depends more on differences in commodity prices between locations and points in time than on the absolute level of prices.

EGD and the Company’s other gas distribution businesses are subject to seasonal demand. A significant portion of gas distribution customers use natural gas for space heating; therefore, volumes delivered and resulting revenues and earnings typically increase during the winter months of the first and fourth quarters of any given year. Revenues generated by EGD and other gas distribution businesses also vary from quarter-to-quarter with fluctuations in the price of natural gas, although earnings remain neutral due to the flow-through nature of these costs.

The Company actively manages its exposure to market risks including, but not limited to, commodity prices and foreign exchange rates. To the extent derivative instruments used to manage these risks are non-qualifying for the purposes of applying hedge accounting, changes in unrealized fair value gains and losses on these instruments will impact earnings.

In addition to the impacts of weather in EGD’s franchise area and changes in unrealized gains and losses outlined above, significant items impacting the consolidated quarterly earnings included:

•      Included in the second quarter of 2015 was a goodwill impairment charge of $440 million ($167 million after-tax attributable to Enbridge) related to EEP’s natural gas and NGL businesses due to a prolonged decline in commodity prices which has reduced producers’ expected drilling programs and negatively impacted volumes on EEP’s natural gas and NGL systems.

•      Included in the second quarter of 2015 and fourth quarter of 2014 were the tax impact of asset transfers between entities under common control of Enbridge. The intercompany gains realized by the selling entities have been eliminated from the Company’s consolidated financial statements. However, as the transaction involved sale of assets, the tax consequences have remained in consolidated earnings and resulted in a charge of $39 million and $157 million, respectively.

•      Included in earnings are after-tax gains on the disposal of non-core Offshore assets. The Company recognized gains of $4 million in the second quarter of 2015 and $43 million and $14 million in first and fourth quarters of 2014. Earnings in the first quarter of 2014 also included a $14 million after-tax gain on the sale of an Alternative and Emerging Technologies investment within the Corporate segment.

•      Included in earnings is the Company’s share of after-tax leak remediation costs associated with the Line 6B crude oil release. Remediation costs of $5 million and $12 million were recognized in the second and third quarters of 2014, and $5 million and $9 million were recognized in the third and fourth quarters of 2013. In the fourth quarter of 2014, the Company recognized an out-of-period adjustment of $5 million to reduce Enbridge’s share of leak remediation costs recognized in the third quarter of 2014.

•      Included in earnings are after-tax costs of $6 million in the second quarter of 2015, $4 million in the third quarter of 2014 as well as $13 million and $3 million incurred respectively in the third and fourth quarters of 2013, in connection with the Line 37 crude oil release which occurred in June 2013. Earnings also reflected insurance recoveries associated with the Line 37 crude oil release of $9 million recognized in the first quarter of 2015 and $4 million recognized in each of the second quarter and fourth quarter of 2014, respectively.

Finally, the Company is in the midst of a substantial growth capital program and the timing of construction and completion of growth projects may impact the comparability of quarterly results. The Company’s capital expansion initiatives, including construction commencement and in-service dates, are described in Growth Projects – Commercially Secured Projects and Other Announced Projects Under Development.

OUTSTANDING SHARE DATA1

PREFERENCE SHARES

	Number	Redemption and Conversion Option Date[2,3]	Right to Convert Into[3]
Preference Shares, Series A	5,000,000	-	-
Preference Shares, Series B	20,000,000	June 1, 2017	Series C
Preference Shares, Series D	18,000,000	March 1, 2018	Series E
Preference Shares, Series F	20,000,000	June 1, 2018	Series G
Preference Shares, Series H	14,000,000	September 1, 2018	Series I
Preference Shares, Series J	8,000,000	June 1, 2017	Series K
Preference Shares, Series L	16,000,000	September 1, 2017	Series M
Preference Shares, Series N	18,000,000	December 1, 2018	Series O
Preference Shares, Series P	16,000,000	March 1, 2019	Series Q
Preference Shares, Series R	16,000,000	June 1, 2019	Series S
Preference Shares, Series 1	16,000,000	June 1, 2018	Series 2
Preference Shares, Series 3	24,000,000	September 1, 2019	Series 4
Preference Shares, Series 5	8,000,000	March 1, 2019	Series 6
Preference Shares, Series 7	10,000,000	March 1, 2019	Series 8
Preference Shares, Series 9	11,000,000	December 1, 2019	Series 10
Preference Shares, Series 11	20,000,000	March 1, 2020	Series 12
Preference Shares, Series 13	14,000,000	June 1, 2020	Series 14
Preference Shares, Series 15	11,000,000	September 1, 2020	Series 16

COMMON SHARES

Number
Common Shares - issued and outstanding (voting equity shares)	860,079,695
Stock Options - issued and outstanding (20,970,270 vested)	37,167,398

1      Outstanding share data information is provided as at July 17, 2015.

2      All preference shares are non-voting equity shares. Preference Shares, Series A may be redeemed any time at the Company’s option. For all other series of Preference Shares, the Company may, at its option, redeem all or a portion of the outstanding Preference Shares for the Base Redemption Value per share plus all accrued and unpaid dividends on the Redemption Option Date and on every fifth anniversary thereafter.

3      The holder will have the right, subject to certain conditions, to convert their shares into Cumulative Redeemable Preference Shares of a specified series on a one-for-one basis on the Conversion Option Date and every fifth anniversary thereafter at an ascribed issue price equal to the Base Redemption Value.

ENBRIDGE INC.

CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

June 30, 2015

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
(unaudited; millions of Canadian dollars, except per share amounts)
Revenues
Commodity sales	5,975	7,484	11,206	15,490
Gas distribution sales	528	598	2,119	1,709
Transportation and other services	2,128	1,944	3,235	3,348
	8,631	10,026	16,560	20,547
Expenses
Commodity costs	5,799	7,386	10,841	15,119
Gas distribution costs	300	337	1,664	1,183
Operating and administrative	928	814	1,919	1,559
Depreciation and amortization	485	393	959	759
Environmental costs, net of recoveries	7	36	(4)	41
Goodwill impairment (Note 6)	440	-	440	-
	7,959	8,966	15,819	18,661
	672	1,060	741	1,886
Income from equity investments	109	65	242	179
Other income/(expense)	158	215	(299)	77
Interest expense	(284)	(231)	(535)	(469)
	655	1,109	149	1,673
Income taxes recovery/(expense) (Note 12)	(232)	(276)	53	(393)
Earnings from continuing operations	423	833	202	1,280
Discontinued operations (Note 4)
Earnings from discontinued operations before income taxes	-	-	-	73
Income taxes from discontinued operations	-	-	-	(27)
Earnings from discontinued operations	-	-	-	46
Earnings	423	833	202	1,326
(Earnings)/loss attributable to noncontrolling interests and redeemable noncontrolling interests	224	(18)	134	(66)
Earnings attributable to Enbridge Inc.	647	815	336	1,260
Preference share dividends	(70)	(59)	(142)	(114)
Earnings attributable to Enbridge Inc. common shareholders	577	756	194	1,146

Earnings attributable to Enbridge Inc. common shareholders
Earnings from continuing operations	577	756	194	1,100
Earnings from discontinued operations, net of tax	-	-	-	46
	577	756	194	1,146

Earnings per common share attributable to Enbridge Inc. common shareholders (Note 8)

Continuing operations	0.68	0.92	0.23	1.34
Discontinued operations	-	-	-	0.05
	0.68	0.92	0.23	1.39

Diluted earnings per common share attributable to Enbridge Inc. common shareholders (Note 8)
Continuing operations	0.67	0.91	0.23	1.33
Discontinued operations	-	-	-	0.05
	0.67	0.91	0.23	1.38

See accompanying notes to the unaudited interim consolidated financial statements.

1

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
(unaudited; millions of Canadian dollars)
Earnings	423	833	202	1,326
Other comprehensive income/(loss), net of tax
Change in unrealized gains/(loss) on cash flow hedges	285	(210)	(220)	(514)
Change in unrealized gains/(loss) on net investment hedges	80	98	(346)	9
Other comprehensive income from equity investees	13	3	22	7
Reclassification to earnings of realized cash flow hedges	19	35	10	75
Reclassification to earnings of unrealized cash flow hedges	(6)	4	(36)	24
Reclassification to earnings of pension plans and other postretirement benefits (OPEB) amortization amounts	9	2	13	3
Change in foreign currency translation adjustment	(304)	(507)	1,293	16
Other comprehensive income/(loss)	96	(575)	736	(380)
Comprehensive income	519	258	938	946
Comprehensive loss attributable to noncontrolling interests and redeemable noncontrolling interests	171	168	46	27
Comprehensive income attributable to Enbridge Inc.	690	426	984	973
Preference share dividends	(70)	(59)	(142)	(114)
Comprehensive income attributable to Enbridge Inc. common shareholders	620	367	842	859

See accompanying notes to the unaudited interim consolidated financial statements.

2

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Six months ended June 30,
	2015	2014
(unaudited; millions of Canadian dollars, except per share amounts)
Preference shares
Balance at beginning of period	6,515	5,141
Preference shares issued	-	762
Balance at end of period	6,515	5,903
Common shares
Balance at beginning of period	6,669	5,744
Shares issued	-	388
Dividend reinvestment and share purchase plan	316	212
Shares issued on exercise of stock options	54	30
Balance at end of period	7,039	6,374
Additional paid-in capital
Balance at beginning of period	2,549	746
Drop down of interest to Enbridge Energy Partners, L.P. (Note 10)	218	-
Stock-based compensation	23	19
Options exercised	(14)	(8)
Dilution gains and other	34	(4)
Balance at end of period	2,810	753
Retained earnings
Balance at beginning of period	1,571	2,550
Earnings attributable to Enbridge Inc.	336	1,260
Preference share dividends	(142)	(114)
Common share dividends declared	(795)	(584)
Dividends paid to reciprocal shareholder	11	9
Redemption value adjustment attributable to redeemable noncontrolling interests	312	(230)
Balance at end of period	1,293	2,891
Accumulated other comprehensive income/(loss) (Note 9)
Balance at beginning of period	(435)	(599)
Other comprehensive income/(loss) attributable to Enbridge Inc. common shareholders	648	(287)
Balance at end of period	213	(886)
Reciprocal shareholding - balance at beginning and end of period	(83)	(86)
Total Enbridge Inc. shareholders’ equity	17,787	14,949
Noncontrolling interests
Balance at beginning of period	2,015	4,014
Earnings/(loss) attributable to noncontrolling interests	(149)	61
Other comprehensive income/(loss) attributable to noncontrolling interests, net of tax
Change in unrealized loss on cash flow hedges	(16)	(133)
Change in foreign currency translation adjustment	123	24
Reclassification to earnings of realized cash flow hedges	(9)	16
Reclassification to earnings of unrealized cash flow hedges	(26)	8
	72	(85)
Comprehensive loss attributable to noncontrolling interests	(77)	(24)
Distributions	(324)	(260)
Contributions	579	81
Drop down of interest to Enbridge Energy Partners, L.P. (Note 10)	(304)	-
Dilution loss	(53)	-
Other	(5)	(4)
Balance at end of period	1,831	3,807
Total equity	19,618	18,756

Dividends paid per common share	0.93	0.70

See accompanying notes to the unaudited interim consolidated financial statements.

3

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
(unaudited; millions of Canadian dollars)
Operating activities
Earnings	423	833	202	1,326
Earnings from discontinued operations	-	-	-	(46)
Depreciation and amortization	485	393	959	759
Deferred income taxes	183	277	(139)	346
Changes in unrealized (gains)/loss on derivative instruments, net	(352)	(607)	1,131	(363)
Cash distributions in excess of equity earnings	80	37	126	49
Impairment (Note 6)	456	-	456	-
Gain on disposition (Note 4)	(29)	-	(34)	(16)
Hedge ineffectiveness (Note 11)	(12)	5	(30)	31
Inventory revaluation allowance	2	-	45	2
Other	20	1	(86)	35
Changes in regulatory assets and liabilities	21	10	32	15
Changes in environmental liabilities, net of recoveries	(10)	10	(20)	(36)
Changes in operating assets and liabilities	83	(147)	218	(976)
Cash provided by continuing operations	1,350	812	2,860	1,126
Cash provided by discontinued operations (Note 4)	-	-	-	19
	1,350	812	2,860	1,145
Investing activities
Additions to property, plant and equipment	(1,973)	(2,635)	(3,563)	(5,043)
Long-term investments	(37)	(212)	(179)	(525)
Additions to intangible assets	(43)	(58)	(62)	(111)
Acquisition	-	-	(106)	-
Proceeds from disposition	34	-	34	19
Affiliate loans, net	3	3	6	6
Changes in restricted cash	(9)	16	(21)	21
Cash provided by continuing operations	(2,025)	(2,886)	(3,891)	(5,633)
Cash provided by discontinued operations (Note 4)	-	-	-	4
	(2,025)	(2,886)	(3,891)	(5,629)
Financing activities
Net change in bank indebtedness and short-term borrowings	(95)	83	(551)	444
Net change in commercial paper and credit facility draws	1,215	377	2,236	1,215
Debenture and term note issues	-	1,928	-	3,456
Debenture and term note repayments	(19)	(425)	(395)	(625)
Contributions from noncontrolling interests	54	40	579	81
Distributions to noncontrolling interests	(166)	(130)	(324)	(260)
Distributions to redeemable noncontrolling interests	(26)	(19)	(53)	(37)
Preference shares issued	-	490	-	758
Common shares issued	32	390	40	406
Preference share dividends	(71)	(57)	(142)	(111)
Common share dividends	(238)	(187)	(479)	(372)
	686	2,490	911	4,955
Effect of translation of foreign denominated cash and cash equivalents	7	(17)	68	1
Increase/(decrease) in cash and cash equivalents	18	399	(52)	472
Cash and cash equivalents at beginning of period - discontinued operations	-	-	-	20
Cash and cash equivalents at beginning of period - continuing operations	1,191	849	1,261	756
Cash and cash equivalents at end of period	1,209	1,248	1,209	1,248

See accompanying notes to the unaudited interim consolidated financial statements.

4

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30, 2015	December 31, 2014
(unaudited; millions of Canadian dollars; number of shares in millions)
Assets
Current assets
Cash and cash equivalents	1,209	1,261
Restricted cash	68	47
Accounts receivable and other (Note 5)	5,300	5,504
Accounts receivable from affiliates	14	241
Inventory	1,202	1,148
	7,793	8,201
Property, plant and equipment, net	58,538	53,830
Long-term investments	6,154	5,408
Deferred amounts and other assets	3,216	3,208
Intangible assets, net	1,259	1,166
Goodwill (Note 6)	75	483
Deferred income taxes	681	561
	77,716	72,857
Liabilities and equity
Current liabilities
Bank indebtedness	313	507
Short-term borrowings	684	1,041
Accounts payable and other	7,014	6,444
Accounts payable to affiliates	25	80
Interest payable	265	264
Environmental liabilities	152	161
Current maturities of long-term debt (Note 7)	1,064	1,004
	9,517	9,501
Long-term debt (Note 7)	36,309	33,423
Other long-term liabilities	5,120	4,041
Deferred income taxes	5,237	4,842
	56,183	51,807
Contingencies (Note 14)
Redeemable noncontrolling interests	1,915	2,249
Equity
Share capital
Preference shares	6,515	6,515
Common shares (860 and 852 outstanding at June 30, 2015 and December 31, 2014, respectively)	7,039	6,669
Additional paid-in capital	2,810	2,549
Retained earnings	1,293	1,571
Accumulated other comprehensive income/(loss) (Note 9)	213	(435)
Reciprocal shareholding	(83)	(83)
Total Enbridge Inc. shareholders’ equity	17,787	16,786
Noncontrolling interests	1,831	2,015
	19,618	18,801
	77,716	72,857

See accompanying notes to the unaudited interim consolidated financial statements.

5

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1.          BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements of Enbridge Inc. (Enbridge or the Company) have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and Regulation S-X for interim consolidated financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete consolidated financial statements and should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2014. In the opinion of management, the interim consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments with the exception of an out-of-period adjustment further described in Note 3, Segmented Information, which management considers necessary to present fairly the Company’s financial position as at June 30, 2015 and results of operations and cash flows for the three and six months ended June 30, 2015 and 2014. These interim consolidated financial statements follow the same significant accounting policies as those included in the Company’s consolidated financial statements as at and for the year ended December 31, 2014, except for the adoption of new standards (Note 2). Amounts are stated in Canadian dollars unless otherwise noted.

The Company’s operations and earnings for interim periods can be affected by seasonal fluctuations within the gas distribution utility business, as well as other factors such as the supply of and demand for crude oil and natural gas.

2.          SIGNIFICANT ACCOUNTING POLICIES

ADOPTION OF NEW STANDARDS

Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity

Effective January 1, 2015, the Company prospectively adopted Accounting Standards Update (ASU) 2014-08 which changes the criteria and disclosures for reporting discontinued operations. The revised criteria will in general, result in fewer transactions being categorized as discontinued operations. There was no material impact to the consolidated financial statements as a result of adopting this update.

Extraordinary and Unusual Items

Effective January 1, 2015, the Company prospectively adopted ASU 2015-01, which eliminates the concept of extraordinary items from U.S. GAAP. Entities will no longer be required to separately classify and present extraordinary items in the income statement. There was no material impact to the Company’s consolidated financial statements as a result of adopting this update.

FUTURE ACCOUNTING POLICY CHANGES

Measurement Date of Defined Benefit Obligation and Plan Assets

ASU 2015-04 was issued in April 2015 with the intent to simplify the fair value measurement of defined benefit plan assets and obligations. For entities with a fiscal year end that does not coincide with a month end, the new standard permits an entity to measure its defined benefit plan assets and obligations using the month end that is closest to the entity’s fiscal year end. In addition, where there are significant events in an interim period that would trigger a re-measurement of the plan assets and obligations, an entity is also permitted to re-measure such assets and obligations using the month end that is closest to the date of the significant event. The accounting update is effective for financial statements issued for fiscal years beginning after December 15, 2015 and is to be applied on a prospective basis. The adoption of the pronouncement is not anticipated to have a material impact on the Company’s consolidated financial statements.

6

Simplifying the Presentation of Debt Issuance Costs

ASU 2015-03 was issued in April 2015 with the intent to simplify the presentation of debt issuance costs. The new standard requires a debt issuance cost related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, as consistent with the presentation of debt discounts or premiums. This accounting update is effective for financial statements issued for fiscal years beginning after December 15, 2015 on a retrospective basis. The adoption of the pronouncement is not anticipated to have a material impact on the Company’s consolidated financial statements.

Amendments to the Consolidation Analysis

ASU 2015-02, issued in February 2015, revises the current consolidation guidance which results in a change in the determination of whether an entity consolidates certain types of legal entities. The Company is currently assessing the impact of the new standard on its consolidated financial statements. The new standard is effective for annual and interim reporting periods beginning after December 15, 2015 and may be applied on a full or modified retrospective basis.

Revenue from Contracts with Customers

ASU 2014-09 was issued in May 2014 with the intent of significantly enhancing comparability of revenue recognition practices across entities and industries. The new standard provides a single principles-based, five-step model to be applied to all contracts with customers and introduces new, increased disclosure requirements. The Company is currently assessing the impact of the new standard on its consolidated financial statements. In July 2015, the effective date of the new standard was delayed by one year and the new standard is now effective for annual and interim periods beginning on or after December 15, 2017 and may be applied on either a full or modified retrospective basis.

3.          SEGMENTED INFORMATION

			Gas Pipelines,
			Processing
	Liquids	Gas	and Energy	Sponsored
Three months ended June 30, 2015	Pipelines	Distribution	Services	Investments	Corporate[1]	Consolidated
(millions of Canadian dollars)
Revenues	1,130	630	5,172	1,699	-	8,631
Commodity and gas distribution costs	(4)	(332)	(4,953)	(810)	-	(6,099)
Operating and administrative	(329)	(134)	(69)	(389)	(7)	(928)
Depreciation and amortization	(158)	(80)	(47)	(194)	(6)	(485)
Environmental costs, net of recoveries	(8)	-	-	1	-	(7)
Goodwill impairment	-	-	-	(440)	-	(440)
	631	84	103	(133)	(13)	672
Income/(loss) from equity investments	85	-	(12)	54	(18)	109
Other income/(expense)	(8)	(1)	12	5	150	158
Interest income/(expense)	(172)	(40)	(28)	(123)	79	(284)
Income taxes expense	(127)	(4)	(26)	(58)	(17)	(232)
Earnings/(loss)	409	39	49	(255)	181	423
Loss attributable to noncontrolling interests and redeemable noncontrolling interests	-	-	5	219	-	224
Preference share dividends	-	-	-	-	(70)	(70)
Earnings/(loss) attributable to Enbridge Inc. common shareholders	409	39	54	(36)	111	577
Additions to property, plant and equipment[2]	1,009	229	32	692	12	1,974

7

Three months ended June 30, 2014	Liquids Pipelines	Gas Distribution	Gas Pipelines, Processing and Energy Services	Sponsored Investments	Corporate[1]	Consolidated
(millions of Canadian dollars)
Revenues	991	629	6,286	2,120	-	10,026
Commodity and gas distribution costs	-	(337)	(6,050)	(1,336)	-	(7,723)
Operating and administrative	(279)	(137)	(50)	(341)	(7)	(814)
Depreciation and amortization	(121)	(88)	(23)	(156)	(5)	(393)
Environmental costs, net of recoveries	7	-	-	(43)	-	(36)
	598	67	163	244	(12)	1,060
Income/(loss) from equity investments	39	-	29	17	(20)	65
Other income/(expense)	2	(1)	4	(1)	211	215
Interest income/(expense)	(87)	(40)	(25)	(110)	31	(231)
Income taxes expense	(120)	(7)	(64)	(46)	(39)	(276)
Earnings	432	19	107	104	171	833
Earnings attributable to noncontrolling interests and redeemable noncontrolling interests	(1)	-	-	(17)	-	(18)
Preference share dividends	-	-	-	-	(59)	(59)
Earnings attributable to Enbridge Inc. common shareholders	431	19	107	87	112	756
Additions to property, plant and equipment[2]	1,516	111	211	787	10	2,635

Six months ended June 30, 2015	Liquids Pipelines	Gas Distribution	Gas Pipelines, Processing and Energy Services	Sponsored Investments	Corporate[1]	Consolidated
(millions of Canadian dollars)
Revenues	1,159	2,418	9,404	3,579	-	16,560
Commodity and gas distribution costs	(4)	(1,696)	(9,045)	(1,758)	(2)	(12,505)
Operating and administrative	(751)	(268)	(124)	(773)	(3)	(1,919)
Depreciation and amortization	(308)	(157)	(95)	(388)	(11)	(959)
Environmental costs, net of recoveries	4	-	-	-	-	4
Goodwill impairment	-	-	-	(440)	-	(440)
	100	297	140	220	(16)	741
Income/(loss) from equity investments	145	-	2	99	(4)	242
Other income/(expense)	(12)	(2)	18	(4)	(299)	(299)
Interest income/(expense)	(314)	(82)	(58)	(209)	128	(535)
Income taxes recovery/(expense)	69	(35)	(38)	(140)	197	53
Earnings/(loss)	(12)	178	64	(34)	6	202
(Earnings)/loss attributable to noncontrolling interests and redeemable noncontrolling interests	(1)	-	6	129	-	134
Preference share dividends	-	-	-	-	(142)	(142)
Earnings/(loss) attributable to Enbridge Inc. common shareholders	(13)	178	70	95	(136)	194
Additions to property, plant and equipment[2]	1,833	335	112	1,258	26	3,564

8

Six months ended June 30, 2014	Liquids Pipelines	Gas Distribution	Gas Pipelines, Processing and Energy Services	Sponsored Investments	Corporate[1]	Consolidated
(millions of Canadian dollars)
Revenues	1,438	1,914	12,708	4,487	-	20,547
Commodity and gas distribution costs	-	(1,183)	(12,169)	(2,950)	-	(16,302)
Operating and administrative	(535)	(270)	(84)	(664)	(6)	(1,559)
Depreciation and amortization	(238)	(172)	(35)	(305)	(9)	(759)
Environmental costs, net of recoveries	7	-	-	(48)	-	(41)
	672	289	420	520	(15)	1,886
Income/(loss) from equity investments	75	-	78	35	(9)	179
Other income/(expense)	3	2	9	(2)	65	77
Interest income/(expense)	(174)	(80)	(43)	(221)	49	(469)
Income taxes recovery/(expense)	(99)	(56)	(166)	(97)	25	(393)
Earnings from continuing operations	477	155	298	235	115	1,280
Discontinued operations
Earnings from discontinued operations before income tax	-	-	73	-	-	73
Income taxes from discontinued operations	-	-	(27)	-	-	(27)
Earnings from discontinued operations	-	-	46	-	-	46
Earnings	477	155	344	235	115	1,326
Earnings attributable to noncontrolling interests and redeemable noncontrolling interests	(2)	-	-	(64)	-	(66)
Preference share dividends	-	-	-	-	(114)	(114)
Earnings attributable to Enbridge Inc. common shareholders	475	155	344	171	1	1,146
Additions to property, plant and equipment[2]	3,014	208	329	1,469	24	5,044

1                 Included within the Corporate segment was Interest income of $226 million and $422 million for the three and six months ended June 30, 2015, respectively, (2014 - $161 million and $316 million, respectively) charged to other operating segments.

2                 Includes allowance for equity funds used during construction.

OUT-OF-PERIOD ADJUSTMENT

Earnings attributable to Enbridge Inc. common shareholders for the six months ended June 30, 2015 were increased by an out-of-period adjustment of $71 million within the Corporate segment in respect of an overstatement of deferred income tax expense in 2013 and 2014.

TOTAL ASSETS

	June 30, 2015	December 31, 2014
(millions of Canadian dollars)
Liquids Pipelines	30,194	27,657
Gas Distribution	8,791	9,320
Gas Pipelines, Processing and Energy Services	8,352	7,601
Sponsored Investments	25,177	23,515
Corporate	5,202	4,764
	77,716	72,857

9

4.          ACQUISITION AND DISPOSITIONS

ACQUISITION

Magic Valley and Wildcat Wind Farms

Subsequent to the December 31, 2014 acquisition of an 80% controlling interest in Magic Valley and Wildcat wind farms, the Company completed the valuation of the acquired assets, resulting in no change to the purchase price allocation previously disclosed. The wind farms are included within the Gas Pipelines, Processing and Energy Services segment.

OTHER DISPOSITION

In May 2015, Enbridge Income Fund sold certain of its crude oil pipeline system assets to an unrelated party for gross proceeds of $26 million. A gain of $22 million was presented within Other income/(expense) on the Consolidated Statements of Earnings.

DISCONTINUED OPERATIONS

In March 2014, the Company completed the sale of certain of its Enbridge Offshore Pipelines assets located within the Stingray corridor to an unrelated third party for cash proceeds of $11 million (US$10 million), subject to working capital adjustments. The gain of $70 million (US$63 million), which resulted from the cash proceeds and the disposition of net liabilities held for sale of $59 million (US$53 million), is presented as Earnings from discontinued operations for the six months ended June 30, 2014. The results of operations, including revenues of $4 million and related cash flows, have also been presented as discontinued operations for the six months ended June 30, 2014. These amounts are included within the Gas Pipelines, Processing and Energy Services segment.

5.          ACCOUNTS RECEIVABLE AND OTHER

Pursuant to a Receivables Purchase Agreement (the Receivables Agreement) executed in 2013, certain trade and accrued receivables (the Receivables) have been sold by certain Enbridge Energy Partners, L.P. (EEP) subsidiaries to an Enbridge wholly-owned special purpose entity (SPE). The Receivables owned by the SPE are not available to Enbridge except through its 100% ownership in such SPE. The Receivables Agreement provides for purchases to occur on a monthly basis through to December 2016, provided accumulated purchases net of collections do not exceed US$450 million at any one point. The value of trade and accrued receivables outstanding owned by the SPE totalled US$341 million ($425 million) and US$378 million ($439 million) as at June 30, 2015 and December 31, 2014, respectively.

6.          GOODWILL

During the quarter ended June 30, 2015, the Company recorded an impairment charge of $440 million ($167 million after-tax attributable to Enbridge) related to EEP’s natural gas and natural gas liquids (NGL) businesses, which EEP holds directly and indirectly through its partially-owned subsidiary, Midcoast Energy Partners, L.P. Due to a prolonged decline in commodity prices, reduction in producers’ expected drilling programs have negatively impacted forecasted cash flows from EEP’s natural gas and NGL systems. This change in circumstance led to completion of an impairment test, resulting in a full impairment of goodwill on EEP’s natural gas and NGL businesses.

In performing the impairment assessment, EEP measured the fair value of its reporting units primarily by using a discounted cash flow analysis and it also considered overall market capitalization of its business, cash flow measurement data and other factors. EEP’s estimate of fair value required it to use significant unobservable inputs representative of a Level 3 fair value measurement, including assumptions related to the future performance of its reporting units.

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7.          DEBT

CREDIT FACILITIES

The following table provides a summary of the Company’s committed credit facilities as at June 30, 2015 and December 31, 2014.

		June 30, 2015			December 31, 2014
	Maturity Dates	Total Facilities	Draws[1]	Available	Total Facilities
(millions of Canadian dollars)
Liquids Pipelines	2016	300	300	-	300
Gas Distribution	2016-2019	1,009	688	321	1,008
Sponsored Investments	2016-2019	4,834	3,344	1,490	4,531
Corporate	2016-2019	14,876	8,067	6,809	12,772
Total committed credit facilities		21,019	12,399	8,620	18,611

1                  Includes facility draws, letters of credit and commercial paper issuances that are back-stopped by the credit facility.

In addition to the committed credit facilities noted above, the Company also has $381 million (December 31, 2014 - $361 million) of uncommitted demand credit facilities, of which $86 million (December 31, 2014 - $80 million) was unutilized as at June 30, 2015.

Credit facilities carry a weighted average standby fee of 0.2% per annum on the unused portion and draws bear interest at market rates. Certain credit facilities serve as a back-stop to the commercial paper programs and the Company has the option to extend the facilities, which are currently set to mature from 2016 to 2019.

Commercial paper and credit facility draws, net of short-term borrowings, of $11,515 million (December 31, 2014 - $8,960 million) are supported by the availability of long-term committed credit facilities and therefore have been classified as long-term debt.

8.          EARNINGS PER COMMON SHARE

Earnings per common share is calculated by dividing earnings attributable to common shareholders by the weighted average number of common shares outstanding. The weighted average number of common shares outstanding has been reduced by the Company’s pro-rata weighted average interest in its own common shares of 12 million (2014 - 12 million) for the three and six months ended June 30, 2015, resulting from the Company’s reciprocal investment in Noverco Inc.

The treasury stock method is used to determine the dilutive impact of stock options. This method assumes any proceeds from the exercise of stock options would be used to purchase common shares at the average market price during the period.

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
(number of shares in millions)
Weighted average shares outstanding	846	824	843	822
Effect of dilutive options	12	10	13	10
Diluted weighted average shares outstanding	858	834	856	832

For the three and six months ended June 30, 2015, 5,851,770 anti-dilutive stock options (2014 - 5,945,800 and 7,183,912) with a weighted average exercise price of $59.14 (2014 - $48.80 and $48.12) were excluded from the diluted earnings per common share calculation.

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9.          COMPONENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS)

Changes in Accumulated other comprehensive income/(loss) (AOCI) attributable to Enbridge common shareholders for the six months ended June 30, 2015 and 2014 are as follows:

	Cash Flow Hedges	Net Investment Hedges	Cumulative Translation Adjustment	Equity Investees	Pension and OPEB Amortization Adjustment	Total
(millions of Canadian dollars)
Balance at January 1, 2015	(488)	108	309	(5)	(359)	(435)
Other comprehensive income/(loss) retained in AOCI	(272)	(370)	1,149	24	-	531
Other comprehensive gains/(loss) reclassified to earnings
Interest rate contracts[1]	8	-	-	-	-	8
Commodity contracts[2]	(4)	-	-	-	-	(4)
Foreign exchange contracts[3]	7	-	-	-	-	7
Other contracts[4]	6	-	-	-	-	6
Amortization of pension and OPEB actuarial loss[5]	-	-	-	-	17	17
	(255)	(370)	1,149	24	17	565
Tax impact
Income tax on amounts retained in AOCI	73	24	-	(2)	-	95
Income tax on amounts reclassified to earnings	(8)	-	-	-	(4)	(12)
	65	24	-	(2)	(4)	83
Balance at June 30, 2015	(678)	(238)	1,458	17	(346)	213

	Cash Flow Hedges	Net Investment Hedges	Cumulative Translation Adjustment	Equity Investees	Pension and OPEB Amortization Adjustment	Total
(millions of Canadian dollars)
Balance at January 1, 2014	(1)	378	(778)	(15)	(183)	(599)
Other comprehensive income/(loss) retained in AOCI	(514)	10	(8)	7	-	(505)
Other comprehensive gains reclassified to earnings
Interest rate contracts[1]	55	-	-	-	-	55
Commodity contracts[2]	7	-	-	-	-	7
Foreign exchange contracts[3]	15	-	-	-	-	15
Other contracts[4]	9	-	-	-	-	9
Amortization of pension and OPEB actuarial loss[5]	-	-	-	-	6	6
	(428)	10	(8)	7	6	(413)
Tax impact
Income tax on amounts retained in AOCI	141	(1)	-	-	-	140
Income tax on amounts reclassified to earnings	(11)	-	-	-	(3)	(14)
	130	(1)	-	-	(3)	126
Balance at June 30, 2014	(299)	387	(786)	(8)	(180)	(886)

1	Reported within Interest expense in the Consolidated Statements of Earnings.
2	Reported within Commodity sales and Commodity costs in the Consolidated Statements of Earnings.
3	Reported within Other income/(expense) in the Consolidated Statements of Earnings.
4	Reported within Operating and administrative expense in the Consolidated Statements of Earnings.
5	These components are included in the computation of net periodic pension costs and are reported within Operating and administrative expense in the Consolidated Statements of Earnings.

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10. NONCONTROLLING INTERESTS

ALBERTA CLIPPER DROP DOWN

On January 2, 2015, Enbridge transferred its 66.7% interest in the United States segment of the Alberta Clipper pipeline, held through a wholly-owned Enbridge subsidiary in the United States, to EEP for aggregate consideration of $1.1 billion (US$1 billion), consisting of approximately $814 million (US$694 million) of Class E equity units issued to Enbridge by EEP and the repayment of approximately $359 million (US$306 million) of indebtedness owed to Enbridge. Prior to the transfer, EEP owned the remaining 33.3% interest in the United States segment of the Alberta Clipper pipeline.

The Class E units issued to Enbridge are entitled to the same distributions as the Class A units held by the public and are convertible into Class A units on a one-for-one basis at Enbridge’s option. The transaction applies to all distributions declared subsequent to the transfer. The Class E units are redeemable at EEP’s option after 30 years, if not converted by Enbridge prior to that time. The units have a liquidation preference equal to their notional value at December 23, 2014 of US$38.31 per unit, which was determined based on the trailing five-day volume-weighted average price of EEP’s Class A common units. Enbridge’s economic interest in EEP increased from 33.7% to 36.6% as a result of the transfer. EEP recorded the Class E units at fair value. As a result, the Company recorded a decrease in Noncontrolling interests of $304 million and increases in Additional paid-in capital and Deferred income tax liabilities of $218 and $86 million, respectively.

EEP ISSUANCE OF CLASS A UNITS

In March 2015, EEP completed a listed share issuance. The Company participated only to the extent to maintain its 2% General Partner interest, resulting in a decrease in the overall economic interest from 36.6% to 35.9%. The listed share issuance resulted in contributions of $366 million (US$289 million) from noncontrolling interest holders.

In addition to its economic interest, Enbridge also holds interest in the preferred units of EEP.

11. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

MARKET RISK

The Company’s earnings, cash flows and other comprehensive income/(loss) (OCI) are subject to movements in foreign exchange rates, interest rates, commodity prices and the Company’s share price (collectively, market risk). Formal risk management policies, processes and systems have been designed to mitigate these risks.

The following summarizes the types of market risks to which the Company is exposed and the risk management instruments used to mitigate them. The Company uses a combination of qualifying and non-qualifying derivative instruments to manage the risks noted below.

Foreign Exchange Risk

The Company generates certain revenues, incurs expenses, and holds a number of investments and subsidiaries that are denominated in currencies other than Canadian dollars. As a result, the Company’s earnings, cash flows and OCI are exposed to fluctuations resulting from foreign exchange rate variability.

The Company has implemented a policy whereby, at a minimum, it hedges a level of foreign currency denominated earnings exposures over a five year forecast horizon. A combination of qualifying and non-qualifying derivative instruments is used to hedge anticipated foreign currency denominated revenues and expenses, and to manage variability in cash flows. The Company hedges certain net investments in United States dollar denominated investments and subsidiaries using foreign currency derivatives and United States dollar denominated debt.

13

Interest Rate Risk

The Company’s earnings and cash flows are exposed to short-term interest rate variability due to the regular repricing of its variable rate debt, primarily commercial paper. Pay fixed-receive floating interest rate swaps and options are used to hedge against the effect of future interest rate movements. The Company has implemented a program to significantly mitigate the impact of short-term interest rate volatility on interest expense through 2019 via execution of floating to fixed interest rate swaps with an average swap rate of 2.3%.

The Company’s earnings and cash flows are also exposed to variability in longer-term interest rates ahead of anticipated fixed rate debt issuances. Forward starting interest rate swaps are used to hedge against the effect of future interest rate movements. The Company has implemented a program to significantly mitigate its exposure to long-term interest rate variability on select forecast term debt issuances through 2019 via execution of floating to fixed interest rate swaps with an average swap rate of 4.0%.

The Company also monitors its debt portfolio mix of fixed and variable rate debt instruments to maintain a consolidated portfolio of debt within its Board of Directors approved policy limit of a maximum of 25% floating rate debt as a percentage of total debt outstanding. The Company primarily uses qualifying derivative instruments to manage interest rate risk.

Commodity Price Risk

The Company’s earnings and cash flows are exposed to changes in commodity prices as a result of its ownership interest in certain assets and investments, as well as through the activities of its energy services subsidiaries. These commodities include natural gas, crude oil, power and NGL. The Company employs financial derivative instruments to fix a portion of the variable price exposures that arise from physical transactions involving these commodities. The Company uses primarily non-qualifying derivative instruments to manage commodity price risk.

Equity Price Risk

Equity price risk is the risk of earnings fluctuations due to changes in the Company’s share price. The Company has exposure to its own common share price through the issuance of various forms of stock-based compensation, which affect earnings through revaluation of the outstanding units every period. The Company uses equity derivatives to manage the earnings volatility derived from one form of stock-based compensation, restricted stock units. The Company uses a combination of qualifying and non-qualifying derivative instruments to manage equity price risk.

TOTAL DERIVATIVE INSTRUMENTS

The following table summarizes the Consolidated Statements of Financial Position location and carrying value of the Company’s derivative instruments. The Company did not have any outstanding fair value hedges at June 30, 2015 or December 31, 2014.

The Company generally has a policy of entering into individual International Swaps and Derivatives Association, Inc. (ISDA) agreements, or other similar derivative agreements, with the majority of its derivative counterparties. These agreements provide for the net settlement of derivative instruments outstanding with specific counterparties in the event of bankruptcy or other significant credit event, and would reduce the Company’s credit risk exposure on derivative asset positions outstanding with the counterparties in these particular circumstances. The following table also summarizes the maximum potential settlement in the event of these specific circumstances. All amounts are presented gross in the Consolidated Statements of Financial Position.

14

June 30, 2015	Derivative Instruments Used as Cash Flow Hedges	Derivative Instruments Used as Net Investment Hedges	Non- Qualifying Derivative Instruments	Total Gross Derivative Instruments as Presented	Amounts Available for Offset	Total Net Derivative Instruments
(millions of Canadian dollars)
Accounts receivable and other
Foreign exchange contracts	4	5	4	13	(7)	6
Interest rate contracts	2	-	-	2	(2)	-
Commodity contracts	16	-	285	301	(95)	206
Other contracts	1	-	9	10	-	10
	23	5	298	326	(104)	222
Deferred amounts and other assets
Foreign exchange contracts	65	11	-	76	(76)	-
Interest rate contracts	5	-	-	5	(3)	2
Commodity contracts	3	-	82	85	(30)	55
Other contracts	2	-	3	5	-	5
	75	11	85	171	(109)	62
Accounts payable and other
Foreign exchange contracts	-	(26)	(420)	(446)	7	(439)
Interest rate contracts	(538)	-	-	(538)	2	(536)
Commodity contracts	-	-	(290)	(290)	81	(209)
	(538)	(26)	(710)	(1,274)	90	(1,184)
Other long-term liabilities
Foreign exchange contracts	-	(195)	(1,851)	(2,046)	76	(1,970)
Interest rate contracts	(709)	-	-	(709)	3	(706)
Commodity contracts	-	-	(272)	(272)	30	(242)
Other contracts	(2)	-	-	(2)	-	(2)
	(711)	(195)	(2,123)	(3,029)	109	(2,920)
Total net derivative asset/(liability)
Foreign exchange contracts	69	(205)	(2,267)	(2,403)	-	(2,403)
Interest rate contracts	(1,240)	-	-	(1,240)	-	(1,240)
Commodity contracts	19	-	(195)	(176)	(14)[1]	(190)
Other contracts	1	-	12	13	-	13
	(1,151)	(205)	(2,450)	(3,806)	(14)	(3,820)

1                  Amount available for offset includes $14 million of cash collateral.

15

December 31, 2014	Derivative Instruments Used as Cash Flow Hedges	Derivative Instruments Used as Net Investment Hedges	Non-Qualifying Derivative Instruments	Total Gross Derivative Instruments as Presented	Amounts Available for Offset	Total Net Derivative Instruments
(millions of Canadian dollars)
Accounts receivable and other
Foreign exchange contracts	3	7	3	13	(13)	-
Interest rate contracts	8	-	-	8	(7)	1
Commodity contracts	34	-	501	535	(130)	405
Other contracts	4	-	8	12	-	12
	49	7	512	568	(150)	418
Deferred amounts and other assets
Foreign exchange contracts	33	18	-	51	(51)	-
Interest rate contracts	5	-	-	5	(5)	-
Commodity contracts	17	-	118	135	(43)	92
Other contracts	5	-	3	8	-	8
	60	18	121	199	(99)	100
Accounts payable and other
Foreign exchange contracts	(3)	(80)	(218)	(301)	13	(288)
Interest rate contracts	(438)	-	-	(438)	7	(431)
Commodity contracts	-	-	(281)	(281)	97	(184)
	(441)	(80)	(499)	(1,020)	117	(903)
Other long-term liabilities
Foreign exchange contracts	-	(49)	(1,147)	(1,196)	51	(1,145)
Interest rate contracts	(576)	-	-	(576)	5	(571)
Commodity contracts	-	-	(306)	(306)	43	(263)
	(576)	(49)	(1,453)	(2,078)	99	(1,979)
Total net derivative asset/(liability)
Foreign exchange contracts	33	(104)	(1,362)	(1,433)	-	(1,433)
Interest rate contracts	(1,001)	-	-	(1,001)	-	(1,001)
Commodity contracts	51	-	32	83	(33)[1]	50
Other contracts	9	-	11	20	-	20
	(908)	(104)	(1,319)	(2,331)	(33)	(2,364)

1                  Amount available for offset includes $33 million of cash collateral.

The following table summarizes the maturity and notional principal or quantity outstanding related to the Company’s derivative instruments.

June 30, 2015	2015	2016	2017	2018	2019	Thereafter
Foreign exchange contracts - United States dollar forwards - purchase (millions of United States dollars)	200	28	413	2	2	2
Foreign exchange contracts - United States dollar forwards - sell (millions of United States dollars)	1,815	2,697	3,103	3,150	2,441	2,901
Foreign exchange contracts - Euro forwards - purchase (millions of Euros)	-	-	-	-	-	-
Interest rate contracts - short-term borrowings (millions of Canadian dollars)	3,020	5,681	5,003	3,642	232	486
Interest rate contracts - long-term debt (millions of Canadian dollars)	3,685	1,806	2,514	1,207	-	-
Equity contracts (millions of Canadian dollars)	41	51	48	-	-	-
Commodity contracts - natural gas (billions of cubic feet)	(21)	(17)	9	(10)	2	-
Commodity contracts - crude oil (millions of barrels)	(12)	(19)	(18)	(9)	-	-
Commodity contracts - NGL (millions of barrels)	(9)	(8)	-	-	-	-
Commodity contracts - power (megawatt hours (MWH))	18	40	40	30	31	(23)

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December 31, 2014	2015	2016	2017	2018	2019	Thereafter
Foreign exchange contracts - United States dollar forwards - purchase (millions of United States dollars)	240	25	413	2	2	2
Foreign exchange contracts - United States dollar forwards - sell (millions of United States dollars)	3,203	2,470	2,832	3,100	2,441	2,901
Foreign exchange contracts - Euro forwards - purchase (millions of Euros)	15	-	-	-	-	-
Interest rate contracts - short-term borrowings (millions of Canadian dollars)	5,767	5,486	4,851	3,529	222	469
Interest rate contracts - long-term debt (millions of Canadian dollars)	3,528	1,762	2,470	1,176	-	-
Equity contracts (millions of Canadian dollars)	41	51	-	-	-	-
Commodity contracts - natural gas (billions of cubic feet)	(62)	(10)	(25)	(1)	-	-
Commodity contracts - crude oil (millions of barrels)	3	(18)	(18)	(9)	-	-
Commodity contracts - NGL (millions of barrels)	(5)	-	-	-	-	-
Commodity contracts - power (MWH)	25	40	40	30	31	-

The Effect of Derivative Instruments on the Statements of Earnings and Comprehensive Income

The following table presents the effect of cash flow hedges and net investment hedges on the Company’s consolidated earnings and consolidated comprehensive income, before the effect of income taxes.

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
(millions of Canadian dollars)
Amount of unrealized gains/(loss) recognized in OCI
Cash flow hedges
Foreign exchange contracts	(15)	(60)	30	(31)
Interest rate contracts	392	(279)	(272)	(521)
Commodity contracts	(29)	(10)	(10)	(17)
Other contracts	(6)	3	(14)	8
Net investment hedges
Foreign exchange contracts	22	45	(101)	(3)
	364	(301)	(367)	(564)
Amount of gains/(loss) reclassified from AOCI to earnings (effective portion)
Foreign exchange contracts[1]	6	16	6	15
Interest rate contracts[2]	23	23	33	44
Commodity contracts[3]	(2)	5	(22)	12
Other contracts[4]	1	(3)	6	(7)
	28	41	23	64
Amount of gains/(loss) reclassified from AOCI to earnings (ineffective portion and amount excluded from effectiveness testing)
Interest rate contracts[2]	(12)	3	(35)	28
Commodity contracts[3]	-	2	5	3
	(12)	5	(30)	31

1                  Reported within Other income/(expense) in the Consolidated Statements of Earnings.

2                  Reported as an increase/(decrease) within Interest expense in the Consolidated Statements of Earnings.

3                  Reported within Commodity costs and Other income/(expense) in the Consolidated Statements of Earnings.

4                  Reported within Operating and administrative expense in the Consolidated Statements of Earnings.

The Company estimates that $74 million of AOCI related to cash flow hedges will be reclassified to earnings in the next 12 months. Actual amounts reclassified to earnings depend on the foreign exchange rates, interest rates and commodity prices in effect when derivative contracts that are currently outstanding mature. For all forecasted transactions, the maximum term over which the Company is hedging exposures to the variability of cash flows is 42 months at June 30, 2015.

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Non-Qualifying Derivatives

The following table presents the unrealized gains and losses associated with changes in the fair value of the Company’s non-qualifying derivatives.

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
(millions of Canadian dollars)
Foreign exchange contracts[1]	388	478	(905)	58
Interest rate contracts[2]	-	1	-	2
Commodity contracts[3]	(35)	128	(227)	301
Other contracts[4]	(1)	2	1	7
Total unrealized derivative fair value gains/(loss)	352	609	(1,131)	368

1                  Reported within Transportation and other services revenues (2015 - $571 million loss; 2014 - $56 million gain) and Other income/(expense) (2015 - $334 million loss; 2014 - $2 million gain) in the Consolidated Statements of Earnings.

2                  Reported as an (increase)/decrease to Interest expense in the Consolidated Statements of Earnings.

3                  Reported within Transportation and other services revenues (2015 - $5 million gain; 2014 - $305 million gain), Commodity sales revenue (2015 - $357 million loss; 2014 - nil), Commodity costs (2015 - $118 million gain; 2014 - $1 million loss) and Operating and administrative expense (2015 - $7 million gain; 2014 - $3 million loss) in the Consolidated Statements of Earnings.

4                  Reported within Operating and administrative expense in the Consolidated Statements of Earnings.

LIQUIDITY RISK

Liquidity risk is the risk the Company will not be able to meet its financial obligations, including commitments and guarantees, as they become due. In order to manage this risk, the Company forecasts cash requirements over a 12 month rolling time period to determine whether sufficient funds will be available. The Company’s primary sources of liquidity and capital resources are funds generated from operations, the issuance of commercial paper and draws under committed credit facilities and long-term debt, which includes debentures and medium-term notes. The Company maintains current shelf prospectuses with securities regulators, which enables, subject to market conditions, ready access to either the Canadian or United States public capital markets. The Company, through committed credit facilities with a diversified group of banks and institutions, targets to maintain sufficient liquidity to enable it to fund all anticipated requirements for approximately one year without accessing the capital markets. The Company is in compliance with all the terms and conditions of its committed credit facilities as at June 30, 2015. As a result, all credit facilities are available to the Company and the banks are obligated to fund and have been funding the Company under the terms of the facilities.

CREDIT RISK

Entering into derivative financial instruments may result in exposure to credit risk. Credit risk arises from the possibility that a counterparty will default on its contractual obligations. In order to mitigate this risk, the Company enters into risk management transactions primarily with institutions that possess investment grade credit ratings. Credit risk relating to derivative counterparties is mitigated by credit exposure limits and contractual requirements, frequent assessment of counterparty credit ratings and netting arrangements.

The Company had group credit concentrations and maximum credit exposure, with respect to derivative instruments, in the following counterparty segments:

	June 30, 2015	December 31, 2014
(millions of Canadian dollars)
Canadian financial institutions	54	58
United States financial institutions	203	240
European financial institutions	45	73
Other[1]	126	310
	428	681

1                  Other is comprised of commodity clearing house and physical natural gas and crude oil counterparties.

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As at June 30, 2015, the Company had provided letters of credit totalling $395 million in lieu of providing cash collateral to its counterparties pursuant to the terms of the relevant ISDA agreements. The Company held $14 million of cash collateral on derivative asset exposures as at June 30, 2015 and $33 million of cash collateral at December 31, 2014.

Gross derivative balances have been presented without the effects of collateral posted. Derivative assets are adjusted for non-performance risk of the Company’s counterparties using their credit default swap spread rates, and are reflected in the fair value. For derivative liabilities, the Company’s non-performance risk is considered in the valuation.

Credit risk also arises from trade and other long-term receivables, and is mitigated through credit exposure limits and contractual requirements, assessment of credit ratings and netting arrangements. Within Gas Distribution, credit risk is mitigated by the large and diversified customer base and the ability to recover an estimate for doubtful accounts through the ratemaking process. The Company actively monitors the financial strength of large industrial customers and, in select cases, has obtained additional security to minimize the risk of default on receivables. Generally, the Company classifies and provides for receivables older than 30 days as past due. The maximum exposure to credit risk related to non-derivative financial assets is their carrying value.

FAIR VALUE MEASUREMENTS

The Company’s financial assets and liabilities measured at fair value on a recurring basis include derivative instruments. The Company also discloses the fair value of other financial instruments not measured at fair value. The fair value of financial instruments reflects the Company’s best estimates of market value based on generally accepted valuation techniques or models and are supported by observable market prices and rates. When such values are not available, the Company uses discounted cash flow analysis from applicable yield curves based on observable market inputs to estimate fair value.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company categorizes its derivative instruments measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement.

Level 1

Level 1 includes derivatives measured at fair value based on unadjusted quoted prices for identical assets and liabilities in active markets that are accessible at the measurement date. An active market for a derivative is considered to be a market where transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. The Company’s Level 1 instruments consist primarily of exchange-traded derivatives used to mitigate the risk of crude oil price fluctuations.

Level 2

Level 2 includes derivative valuations determined using directly or indirectly observable inputs other than quoted prices included within Level 1. Derivatives in this category are valued using models or other industry standard valuation techniques derived from observable market data. Such valuation techniques include inputs such as quoted forward prices, time value, volatility factors and broker quotes that can be observed or corroborated in the market for the entire duration of the derivative. Derivatives valued using Level 2 inputs include non-exchange traded derivatives such as over-the-counter foreign exchange forward and cross currency swap contracts, interest rate swaps, physical forward commodity contracts, as well as commodity swaps and options for which observable inputs can be obtained.

The Company has also categorized the fair value of its held to maturity preferred share investment and long-term debt as Level 2. The fair value of the Company’s held to maturity preferred share investment is primarily based on the yield of certain Government of Canada bonds. The fair value of the Company’s long-term debt is based on quoted market prices for instruments of similar yield, credit risk and tenor.

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Level 3

Level 3 includes derivative valuations based on inputs which are less observable, unavailable or where the observable data does not support a significant portion of the derivatives’ fair value. Generally, Level 3 derivatives are longer dated transactions, occur in less active markets, occur at locations where pricing information is not available or have no binding broker quote to support Level 2 classification. The Company has developed methodologies, benchmarked against industry standards, to determine fair value for these derivatives based on extrapolation of observable future prices and rates. Derivatives valued using Level 3 inputs primarily include long-dated derivative power contracts and NGL and natural gas contracts, basis swaps, commodity swaps, power and energy swaps, as well as options. The Company does not have any other financial instruments categorized in Level 3.

The Company uses the most observable inputs available to estimate the fair value of its derivatives. When possible, the Company estimates the fair value of its derivatives based on quoted market prices. If quoted market prices are not available, the Company uses estimates from third party brokers. For non-exchange traded derivatives classified in Levels 2 and 3, the Company uses standard valuation techniques to calculate the estimated fair value. These methods include discounted cash flows for forwards and swaps and Black-Scholes-Merton pricing models for options. Depending on the type of derivative and nature of the underlying risk, the Company uses observable market prices (interest, foreign exchange, commodity and share price) and volatility as primary inputs to these valuation techniques. Finally, the Company considers its own credit default swap spread as well as the credit default swap spreads associated with its counterparties in its estimation of fair value.

The Company has categorized its derivative assets and liabilities measured at fair value as follows:

June 30, 2015	Level 1	Level 2	Level 3	Total Gross Derivative Instruments
(millions of Canadian dollars)
Financial assets
Current derivative assets
Foreign exchange contracts	-	13	-	13
Interest rate contracts	-	2	-	2
Commodity contracts	10	84	207	301
Other contracts	-	10	-	10
	10	109	207	326
Long-term derivative assets
Foreign exchange contracts	-	76	-	76
Interest rate contracts	-	5	-	5
Commodity contracts	-	11	74	85
Other contracts	-	5	-	5
	-	97	74	171
Financial liabilities
Current derivative liabilities
Foreign exchange contracts	-	(446)	-	(446)
Interest rate contracts	-	(538)	-	(538)
Commodity contracts	(10)	(106)	(174)	(290)
	(10)	(1,090)	(174)	(1,274)
Long-term derivative liabilities
Foreign exchange contracts	-	(2,046)	-	(2,046)
Interest rate contracts	-	(709)	-	(709)
Commodity contracts	-	(91)	(181)	(272)
Other contracts	-	(2)	-	(2)
	-	(2,848)	(181)	(3,029)
Total net financial asset/(liability)
Foreign exchange contracts	-	(2,403)	-	(2,403)
Interest rate contracts	-	(1,240)	-	(1,240)
Commodity contracts	-	(102)	(74)	(176)
Other contracts	-	13	-	13
	-	(3,732)	(74)	(3,806)

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December 31, 2014	Level 1	Level 2	Level 3	Total Gross Derivative Instruments
(millions of Canadian dollars)
Financial assets
Current derivative assets
Foreign exchange contracts	-	13	-	13
Interest rate contracts	-	8	-	8
Commodity contracts	62	140	333	535
Other contracts	-	12	-	12
	62	173	333	568
Long-term derivative assets
Foreign exchange contracts	-	51	-	51
Interest rate contracts	-	5	-	5
Commodity contracts	-	22	113	135
Other contracts	-	8	-	8
	-	86	113	199
Financial liabilities
Current derivative liabilities
Foreign exchange contracts	-	(301)	-	(301)
Interest rate contracts	-	(438)	-	(438)
Commodity contracts	(28)	(137)	(116)	(281)
	(28)	(876)	(116)	(1,020)
Long-term derivative liabilities
Foreign exchange contracts	-	(1,196)	-	(1,196)
Interest rate contracts	-	(576)	-	(576)
Commodity contracts	-	(125)	(181)	(306)
	-	(1,897)	(181)	(2,078)
Total net financial asset/(liability)
Foreign exchange contracts	-	(1,433)	-	(1,433)
Interest rate contracts	-	(1,001)	-	(1,001)
Commodity contracts	34	(100)	149	83
Other contracts	-	20	-	20
	34	(2,514)	149	(2,331)

The significant unobservable inputs used in the fair value measurement of Level 3 derivative instruments were as follows:

June 30, 2015	Fair Value	Unobservable Input	Minimum Price	Maximum Price	Weighted Average Price	Unit of Measurement
(fair value in millions of Canadian dollars)
Commodity contracts - financial[1]
Natural gas	(1)	Forward gas price	3.17	4.48	3.72	$/mmbtu	[3]
Crude	(3)	Forward crude price	73.63	75.37	74.52	$/barrel
NGL	27	Forward NGL price	0.25	1.56	1.13	$/gallon
Power	(149)	Forward power price	30.50	93.00	56.37	$/MWH
Commodity contracts - physical[1]
Natural gas	(30)	Forward gas price	2.23	5.36	3.55	$/mmbtu	[3]
Crude	(25)	Forward crude price	49.82	118.91	73.17	$/barrel
NGL	12	Forward NGL price	0.24	1.64	0.96	$/gallon
Commodity options[2]
Crude	27	Option volatility	19%	28%	25%
NGL	68	Option volatility	10%	62%	39%
	(74)

1                  Financial and physical forward commodity contracts are valued using a market approach valuation technique.

2                  Commodity options contracts are valued using an option model valuation technique.

3                  One million British thermal units (mmbtu).

If adjusted, the significant unobservable inputs disclosed in the table above would have a direct impact on the fair value of the Company’s Level 3 derivative instruments. The significant unobservable inputs used in the fair value measurement of Level 3 derivative instruments include forward commodity prices and, for option contracts, price volatility. Changes in forward commodity prices could result in significantly different fair values for the Company’s Level 3 derivatives. Changes in price volatility would change the value of the option contracts. Generally speaking, a change in the estimate of forward commodity prices is unrelated to a change in the estimate of price volatility.

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Changes in net fair value of derivative assets and liabilities classified as Level 3 in the fair value hierarchy were as follows:

	Six months ended June 30,
	2015	2014
(millions of Canadian dollars)
Level 3 net derivative asset/(liability) at beginning of period	149	(164)
Total gains/(loss)
Included in earnings[1]	(49)	(18)
Included in OCI	(22)	-
Settlements	(152)	10
Level 3 net derivative liability at end of period	(74)	(172)

1                  Reported within Transportation and other services revenues, Commodity costs and Operating and administrative expense in the Consolidated Statements of Earnings.

The Company’s policy is to recognize transfers as of the last day of the reporting period. There were no transfers between levels as at June 30, 2015 or 2014.

FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

The Company recognizes equity investments in other entities not categorized as held to maturity at fair value, with changes in fair value recorded in OCI, unless actively quoted prices are not available for fair value measurement in which case these investments are recorded at cost. The carrying value of all equity investments recognized at cost totalled $121 million as at June 30, 2015 (December 31, 2014 - $99 million).

The Company has restricted investments held in trust totalling $22 million as at June 30, 2015 (December 31, 2014 - nil).

The Company has a held to maturity preferred share investment carried at its amortized cost of $350 million as at June 30, 2015 (December 31, 2014 - $323 million). These preferred shares are entitled to a cumulative preferred dividend based on the average yield of Government of Canada bonds maturing in greater than 10 years plus a range of 4.3% to 4.4%. As at June 30, 2015, the fair value of this preferred share investment approximates its face value of $580 million (December 31, 2014 - $580 million).

As at June 30, 2015, the Company’s long-term debt had a carrying value of $37,373 million (December 31, 2014 - $34,427 million) and a fair value of $38,484 million (December 31, 2014 - $36,637 million).

NET INVESTMENT HEDGES

The Company has designated a portion of its United States dollar denominated debt, as well as a portfolio of foreign exchange forward contracts, as a hedge of its net investment in United States dollar denominated investments and subsidiaries.

During the six months ended June 30, 2015, the Company recognized an unrealized foreign exchange loss on the translation of United States dollar denominated debt of $279 million (2014 - unrealized gain of $9 million) and an unrealized loss on the change in fair value of its outstanding foreign exchange forward contracts of $97 million (2014 - unrealized loss of $4 million) in OCI. The Company also recognized a realized gain of $7 million (2014 - realized gain of $5 million) in OCI associated with the settlement of foreign exchange forward contracts that had matured during the period. There was no ineffectiveness during the six months ended June 30, 2015 (2014 - nil).

12. INCOME TAXES

The effective income tax rates for the three and six months ended June 30, 2015 were 35.4% and a recovery of 35.6%, respectively (2014 - 24.9% and 23.5%, respectively). The period-over-period change in the effective tax rate is primarily attributable to rate-regulated tax benefit and other permanent items relative to lower earnings in the first six months of 2015 as compared with the corresponding 2014 period, offset by a $39 million tax expense arising from an intercompany transfer of a partnership interest during the second quarter of 2015. The effective income tax rate for the six months ended June 30, 2015 was further impacted by an out-of-period adjustment recorded in the first quarter of 2015 (Note 3).

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13. RETIREMENT AND POSTRETIREMENT BENEFITS

The Company has three registered pension plans which provide either defined benefit or defined contribution pension benefits, or both, to employees of the Company. The Liquids Pipelines and Gas Distribution pension plans provide Company funded defined benefit pension and/or defined contribution benefits to Canadian employees of Enbridge. The Enbridge United States pension plan provides Company funded defined benefit pension benefits for United States based employees. The Company has four supplemental pension plans which provide pension benefits in excess of the basic plans for certain employees. The Company also provides OPEB, which primarily include supplemental health and dental, health spending account and life insurance coverage, for qualifying retired employees.

NET BENEFIT COSTS RECOGNIZED

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
(millions of Canadian dollars)
Benefits earned during the period	44	29	88	59
Interest cost on projected benefit obligations	26	26	53	52
Expected return on plan assets	(37)	(32)	(73)	(64)
Amortization of prior service costs	1	1	1	1
Amortization of actuarial loss	12	7	24	14
Net benefit costs on an accrual basis[1,2]	46	31	93	62

1      Included in net benefit costs for the three and six months ended June 30, 2015 are costs related to OPEB of $4 million and $7 million (2014 - $4 million and $8 million).

2      For the three and six months ended June 30, 2015, offsetting regulatory liabilities of nil (2014 - $1 million and $3 million regulatory liabilities) have been recorded to the extent pension and OPEB costs are expected to be refunded to or collected from customers in future rates.

14. CONTINGENCIES

ENBRIDGE ENERGY PARTNERS, L.P.

Enbridge holds an approximate 35.9% combined direct and indirect economic interest in EEP, which is consolidated with noncontrolling interests within the Sponsored Investments segment.

Lakehead System Lines 6A and 6B Crude Oil Releases

Line 6B Crude Oil Release

On July 26, 2010, a release of crude oil on Line 6B of EEP’s Lakehead System was reported near Marshall, Michigan. EEP estimates that approximately 20,000 barrels of crude oil were leaked at the site, a portion of which reached the Talmadge Creek, a waterway that feeds the Kalamazoo River. The released crude oil affected approximately 61 kilometres (38 miles) of shoreline along the Talmadge Creek and Kalamazoo River waterways, including residential areas, businesses, farmland and marshland between Marshall and downstream of Battle Creek, Michigan.

EEP continues to perform necessary remediation, restoration and monitoring of the areas affected by the Line 6B crude oil release. All the initiatives EEP is undertaking in the monitoring and restoration phase are intended to restore the crude oil release area to the satisfaction of the appropriate regulatory authorities. On March 14, 2013, EEP received an order from the EPA (the Order) which required additional containment and active recovery of submerged oil relating to the Line 6B crude oil release. In February 2015, the EPA acknowledged the completion of the Order. In November of 2014, regulatory authority was transferred from the EPA to the Michigan Department of Environmental Quality (MDEQ). The MDEQ has oversight over the submerged oil reassessment, sheen management and sediment trap monitoring and maintenance activities through a Kalamazoo River Residual Oil Monitoring and Maintenance Work Plan.

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In May 2015, EEP reached a settlement with the MDEQ and the Michigan Attorney General’s offices regarding the Line 6B crude oil release. As stipulated in the settlement, EEP agreed to: (1) provide at least 300 acres of wetland through restoration, creation, or banked wetland credits, to remain as wetland in perpetuity; (2) pay US$5 million as mitigation for impacts to the banks, bottomlands and flow of Talmadge Creek and the Kalamazoo River for the purpose of enhancing the Kalamazoo River watershed and restoring stream flows in the river; (3) continue to reimburse the State of Michigan for costs arising from oversight of EEP activities since the release; and (4) continue monitoring, restoration and invasive species control within state-regulated wetlands affected by the release and associated response activities. The timing of these activities is based upon the work plans approved by the State of Michigan. Through June 30, 2015, EEP has reimbursed the State of Michigan more than US$12 million in costs.

As of June 30, 2015, EEP’s total cost estimate for the Line 6B crude oil release remains at US$1.2 billion ($193 million after-tax attributable to Enbridge).

Expected losses associated with the Line 6B crude oil release included those costs that were considered probable and that could be reasonably estimated at June 30, 2015. Despite the efforts EEP has made to ensure the reasonableness of its estimates, there continues to be the potential for EEP to incur additional costs in connection with this crude oil release due to variations in any or all of the cost categories, including modified or revised requirements from regulatory agencies, in addition to fines and penalties and expenditures associated with litigation and settlement of claims.

Line 6A Crude Oil Release

On September 9, 2010, a crude oil release occurred on Line 6A in Romeoville, Illinois, caused by a third party water pipeline failure which damaged EEP’s pipeline. One claim related to the Line 6A crude oil release has been filed against Enbridge, EEP or their affiliates by the State of Illinois in the Illinois state court in connection with this crude oil release. On February 20, 2015, Enbridge, EEP and their affiliates agreed to a consent order releasing the parties from any claims, liability or penalties.

Insurance

EEP is included in the comprehensive insurance program that is maintained by Enbridge for its subsidiaries and affiliates which renews throughout the year. On May 1 of each year, the insurance program is up for renewal and includes commercial liability insurance coverage that is consistent with coverage considered customary for its industry and includes coverage for environmental incidents excluding costs for fines and penalties.

A majority of the costs incurred in connection with the crude oil release for Line 6B are covered by Enbridge’s comprehensive insurance policy that expired on April 30, 2011, which had an aggregate limit of US$650 million for pollution liability for Enbridge and its affiliates. Including EEP’s remediation spending through June 30, 2015, costs related to Line 6B exceeded the limits of the coverage available under this insurance policy. Additionally, fines and penalties would not be covered under the existing insurance policy. As at June 30, 2015, EEP has recorded total insurance recoveries of US$547 million ($80 million after-tax attributable to Enbridge) for the Line 6B crude oil release out of the US$650 million aggregate limit. EEP will record receivables for additional amounts it claims for recovery pursuant to its insurance policies during the period it deems recovery to be probable.

In March 2013, EEP and Enbridge filed a lawsuit against the insurer who is disputing recovery eligibility for Line 6B costs. In March 2015, Enbridge reached an agreement with that insurer to submit the claim to binding arbitration, which is not scheduled to occur until the fourth quarter of 2016. While the Company believes that those costs are eligible for recovery, there can be no assurance that it will prevail in the arbitration.

Enbridge renewed its comprehensive property and liability insurance programs, which are effective May 1, 2015 through April 30, 2016 with a liability program aggregate limit of US$860 million, which includes sudden and accidental pollution liability. In the unlikely event that multiple insurable incidents which in aggregate exceed coverage limits occur within the same insurance period, the total insurance coverage will be allocated among Enbridge entities on an equitable basis based on an insurance allocation agreement among Enbridge and its subsidiaries.

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Legal and Regulatory Proceedings

A number of United States governmental agencies and regulators have initiated investigations into the Line 6B crude oil release. Approximately five actions or claims are pending against Enbridge, EEP or their affiliates in United States federal and state courts in connection with the Line 6B crude oil release, including direct actions and actions seeking class status. Based on the current status of these cases, the Company does not expect the outcome of these actions to be material to the Company’s results of operations or financial condition.

As at June 30, 2015, included in EEP’s estimated costs related to the Line 6B crude oil release is US$48 million in fines and penalties. Of this amount, US$40 million related to civil penalties under the Clean Water Act of the United States. While no final fine or penalty has been assessed or agreed to date, EEP believes that, based on the best information available at this time, the US$40 million represents an estimate of the minimum amount which may be assessed, excluding costs of injunctive relief that may be agreed to with the relevant governmental agencies. Given the complexity of settlement negotiations, which EEP expects will continue, and the limited information available to assess the matter, EEP is unable to reasonably estimate the final penalty which might be incurred or to reasonably estimate a range of outcomes at this time. Injunctive relief is likely to include further measures directed toward enhancing spill prevention, leak detection and emergency response to environmental events. The cost of compliance with such measures, when combined with any fine or penalty, could be material. EEP has entered into a tolling agreement with the applicable governmental agencies and discussions with these governmental agencies regarding fines, penalties and injunctive relief are ongoing.

In June 2015, EEP reached a separate agreement with the United States of America (Federal Natural Resources Damages Trustees), State of Michigan (State of Michigan Natural Resources Damages Trustees), Match-E-Be-Nash-She-Wish Band of the Potawatomi Indians and the Nottawaseppi Huron Band of the Potawatomi Indians to pay approximately US$3.9 million that EEP had accrued to cover a variety of projects, including the restoration of 175 acres of oak savanna in Fort Custer State Recreation Area and wild rice beds along the Kalamazoo River.

TAX MATTERS

Enbridge and its subsidiaries maintain tax liabilities related to uncertain tax positions. While fully supportable in the Company’s view, these tax positions, if challenged by tax authorities, may not be fully sustained on review.

OTHER LITIGATION

The Company and its subsidiaries are subject to various other legal and regulatory actions and proceedings which arise in the normal course of business, including interventions in regulatory proceedings and challenges to regulatory approvals and permits by special interest groups. While the final outcome of such actions and proceedings cannot be predicted with certainty, Management believes that the resolution of such actions and proceedings will not have a material impact on the Company’s consolidated financial position or results of operations.

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